SINCLAIR

ANNUAL REPORT 2025

Dear Fellow Shareholders,

As we reflect on 2025, our management team was keenly focused throughout the year on **execution and momentum in our core business.**

At the same time, this year may also be remembered as an inflection point for our industry. The regulatory environment is evolving, policymakers and political leaders have expressed support for greater flexibility in broadcast ownership, and the strategic logic for consolidation has never been clearer. Scale, efficiency, and capital strength increasingly matter in today's competitive media landscape.

Sinclair is prepared.

Through disciplined execution in our core operations, strengthened liquidity, extended debt maturities, and portfolio optimization, we have positioned the Company not only to perform, but to act should value-creating consolidation opportunities emerge.

A Pivotal Moment for the Broadcast Industry

Broadcast television remains the most powerful and efficient medium for live reach in America. Yet structural limitations on ownership have historically constrained rational scale.

Today, the environment appears to be shifting. Recent public support from national policymakers for broadcast transactions signals a more constructive regulatory posture. Consolidation remains a key strategic objective for our industry and a logical evolution in a fragmented media ecosystem competing with scaled digital platforms.

Greater scale can drive:

- Enhanced operating efficiencies

- Stronger negotiating leverage

- Improved capital allocation flexibility

- More resilient free cash flow generation

- Increased shareholder value

Sinclair has long advocated for modernization of broadcast ownership rules. We believe a more rationalized industry structure would benefit viewers, advertisers, communities, and shareholders alike.

We are financially and operationally positioned to evaluate opportunities thoughtfully and with discipline. Any transaction we pursue will be guided by clear return thresholds and a commitment to long-term value creation.

Continued Execution in Our Core Business

While industry structure evolves, our focus in 2025 remained unwavering: deliver consistent performance in our core broadcast operations.

We met or exceeded expectations across key financial metrics and translated performance into cash generation. Core advertising trends improved as the year progressed, accelerating during NFL and college football seasons. In the fourth quarter, core advertising was at the high end of guidance, with momentum visible across most major categories.

Distribution revenue trended toward the high end of expectations, supported by modestly improve subscriber churn at key MVPD partners. The "Great Rebundling," incorporating streaming services into traditional packages, appears to be reducing churn and reinforcing the value proposition of the pay-TV bundle.

Expense discipline enhanced margins. Media expenses were below expectations due to cost containment initiatives and operating efficiency. This combination of revenue resilience and disciplined cost management drove Adjusted EBITDA above guidance.

Execution matters, particularly in non-political years and our teams delivered.

Broadcast's Enduring Power

The performance of broadcast television in 2025 reinforces our confidence in the medium's durability:

- 48 of the top-50 most-watched telecasts aired on broadcast television.

- 89 of the top-100 most-watched telecasts were on broadcast.

- 96 of the top-100 were live sporting events.

Live sports remain the most valuable programming assets in the entertainment ecosystem. No platform rivals broadcast television's ubiquitous reach.

Looking ahead, 2026 is a sports-heavy year for broadcast, including the Winter Olympics, which garnered record ratings for NBC and a record number of World Cup matches airing on network television. Additional live sports rights returning to broadcast further strengthen the long-term relevance of local stations.

This concentration of premium content reinforces both our advertising strength and our retransmission value proposition.

Political Visibility and Cash Flow Acceleration

We expect 2026 to generate record mid-term political revenue for Sinclair.

Our footprint includes numerous competitive Senate, gubernatorial, and House races. Combined with the trust and reach of our local news operations, we are well positioned to benefit from robust political demand.

As an example of our strong local news operations, Sinclair won 246 regional and national awards in 2025, across our news operation. This included 17 national awards, 32 regional Edward R. Murrow awards and 55 regional Emmys.

Looking further ahead, the 2028 Presidential cycle is expected to include the first dual open primaries in more than a decade, historically a catalyst for elevated spending.

Political cycles provide meaningful cash flow acceleration, and we have structured our capital strategy accordingly. The expected strength of 2026 and 2028 provides a clear runway to further reduce leverage and enhance financial flexibility.

Portfolio Optimization and Strategic Review

In 2025, we executed 13 portfolio optimization transactions, including three station partner buy-ins and the transition of 10 Big Four affiliations to owned stations. To date, 23 buy-ins have been completed, with additional transactions pending.

These actions improve retransmission economics, enhance alignment, and increase longterm EBITDA potential.

We also initiated a comprehensive strategic review of our broadcast business and began advancing work toward separating our Ventures portfolio. These initiatives are designed to increase strategic flexibility and surface value, while ensuring we remain prepared for broader industry evolution.

Ventures and Innovation

Our Ventures portfolio continued to generate liquidity and optionality.

In 2025, we realized more than $100 million in cash distributions, including the sale of three residential apartment complexes in the fourth quarter. We remain disciplined in monetizing minority positions and sourcing new majority investments.

Tennis Channel delivered solid revenue growth and improved profitability. Meanwhile, EdgeBeam Wireless, our NextGen joint venture with Nexstar, Gray and Scripps, achieved a key milestone by onboarding its first revenue customer for data delivery services, expanding its leadership team, and advancing commercial demonstrations.

NextGen Broadcast technology remains a long-term opportunity to unlock new spectrumbased revenue streams, from datacasting to enhanced positioning services, extending the value of our broadcast assets beyond traditional advertising.

In addition, several recent transactions of similar spectrum holdings in the low-frequency 600 MHz bands, notably Comcast's sale of spectrum to T-Mobile in 2023 and Echostar's sale of spectrum to AT&T last year, suggest a per MHz/POP valuation of $2.00-$2.50. Given our approximate 1.2 billion MHz/POPs in NextGen spectrum, this would equate to a spectrum valuation of approximately $2.4-$3.0 billion as a floor asset value. This is value that is clearly not being fully appreciated by investors today. However, we think the long-term cash flow generation of a data distribution business using this spectrum could potentially drive multiples of cash flow above and beyond the floor asset value that could be achieved through a sale of the spectrum.

As an illustrative example, the wireless services industry today in the U.S. alone generates around $200 billion in annual revenues. Assuming EdgeBeam can ultimately capture one-half of one percent of those annual revenues over time, that's one billion dollars in incremental revenue for EdgeBeam, which would obviously put Sinclair and EdgeBeam's other partners, on a completely different growth trajectory than the traditional broadcast business, with relatively high margins. Obviously, the growth potential, and optionality, of NextGen broadcast business models is currently not even close to being baked in to the industry's current valuations by investors. We are incredibly excited about the potential that data distribution business models have over the coming years.

Strengthened Balance Sheet and Deleveraging Plan

A central focus of 2025 was reinforcing our financial foundation.

We completed a comprehensive refinancing that extended our nearest meaningful debt maturity until December of 2029. We retired the remaining 2027 notes and entered into a three-year $375 million accounts receivable facility, enhancing liquidity and flexibility.

At year-end, we held almost $900 million in cash with $1.5 billion in total liquidity. Capital expenditures remained disciplined and consistent with guidance.

Our deleveraging plan is clear:

- Utilize record 2026 political cash flows to reduce debt

- Further accelerate deleveraging during the 2028 Presidential cycle

- Maintain flexibility to pursue opportunistic debt repurchases

We have extended our maturity runway, strengthened liquidity, and established a credible path to lower leverage.

This financial discipline not only protects the Company, but also positions us to participate meaningfully in potential consolidation opportunities.

Commitment to Community

Our commitment to the communities we serve remains fundamental to Sinclair's identity.

In 2025, our employees and stations raised nearly $23 million for more than 300 charitable organizations. We collected nearly five million pounds of food, provided more than two million meals, distributed essential supplies to families, and donated approximately $5.7 million in on-air commercial time to charitable causes.

Our service to communities is not incidental to our mission, it defines it.

Looking Ahead

We enter 2026 guided by five clear pillars:

1. Continued execution and momentum in our core broadcast business.

2. High-visibility revenue supported by resilient distribution, stable core trends, record political demand, and a sports-heavy calendar.

3. A disciplined deleveraging roadmap supported by extended maturities and enhanced liquidity.

4. Strategic preparedness for industry consolidation in a favorable regulatory environment.

5. Ongoing Ventures value realization and innovation.

The broadcast industry is at an important crossroads. Structural reform and rational consolidation can unlock efficiency, scale, and long-term value. Sinclair has positioned itself operationally, financially and strategically to lead in that environment.

We remain disciplined. We remain prepared. And we remain focused on sustainable shareholder value creation.

On behalf of the Board of Directors, I thank our employees for their dedication, our management team for disciplined execution, and our shareholders for their continued confidence.

Sincerely,

David D. Smith
Chairman of the Board and Executive Chairman

SINCLAIR, INC.
SINCLAIR BROADCAST GROUP, LLC
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2025
TABLE OF CONTENTS

GENERAL

This combined report on Form 10-K is filed by both Sinclair, Inc. ("Sinclair") and Sinclair Broadcast Group, LLC ("SBG"). Certain information contained in this document relating to SBG is filed by Sinclair and separately by SBG. SBG makes no representation as to information relating to Sinclair or its subsidiaries, except as it may relate to SBG and its subsidiaries. References in this report to "we," "us," "our," the "Company" and similar terms refer to Sinclair and its consolidated subsidiaries, including SBG, unless context indicates otherwise. As described under *Company Reorganization* in *Note 1. Nature of Operations and Summary of Significant Accounting Policies* within *Sinclair's Consolidated Financial Statements* below, upon consummation of the Reorganization (as defined therein) on June 1, 2023, Sinclair became the successor issuer to Sinclair Broadcast Group, Inc. ("Old Sinclair"), which, immediately following the Reorganization was converted into a limited liability company. SBG is a voluntary filer and files reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as a means of compliance with reporting covenants in various debt instruments of Sinclair Television Group, Inc. ("STG"), a wholly-owned subsidiary of SBG. References to SBG herein may also include its predecessor, Old Sinclair, as context indicates.

BUSINESS

Sinclair, Inc. ("the Company" or "Sinclair"), a Maryland corporation formed in 2022, is the parent company of Sinclair Broadcast Group, LLC ("SBG"), a Maryland limited liability company, which formed from the conversion of Sinclair Broadcast Group, Inc. ("Old Sinclair"), a Maryland corporation founded in 1986, to a Maryland limited liability company in 2023. Refer to *Company Reorganization* below. Sinclair is a diversified media company with national reach and a strong focus on providing high-quality content on our local television stations and digital platform. The content, distributed through our broadcast platform and third-party platforms, consists of programming provided by third-party networks and syndicators, local news, other original programming produced by us and our owned networks, and professional sports. Additionally, Sinclair owns digital media companies that are complementary to our extensive portfolio of television station related digital properties and has interests in, owns, manages, and/or operates technical and software services companies, research and development companies for the advancement of broadcast technology, and other media and non-media related businesses and assets, including real estate, venture capital, private equity, and direct investments.

Sinclair and SBG's principal executive offices are located at 10706 Beaver Dam Road, Hunt Valley, Maryland 21030, their telephone number is (410) 568-1500, and Sinclair's website address is www.sbgi.net. The information contained on, or accessible through, Sinclair's website is not part of this Annual Report on Form 10-K and is not incorporated herein by reference.

Company Reorganization

On April 3, 2023, Old Sinclair, entered into an Agreement of Share Exchange and Plan of Reorganization (the "Share Exchange Agreement") with Sinclair and Sinclair Holdings, LLC, a Maryland limited liability company ("Sinclair Holdings"). The purpose of the transactions contemplated by the Share Exchange Agreement was to effect a holding company reorganization in which Sinclair would become the publicly-traded parent company of Old Sinclair.

Effective at 12:00 am Eastern U.S. time on June 1, 2023 (the "Share Exchange Effective Time"), pursuant to the Share Exchange Agreement and Articles of Share Exchange filed with the Maryland State Department of Assessments and Taxation, the share exchange between Sinclair and Old Sinclair was completed (the "Share Exchange"). In the Share Exchange, (i) each share or fraction of a share of Old Sinclair's Class A common stock, par value $0.01 per share ("Old Sinclair Class A Common Shares"), outstanding immediately prior to the Share Exchange Effective Time was exchanged on a one-for-one basis for an equivalent share of Sinclair's Class A common stock, par value $0.01 per share ("Sinclair Class A Common Shares"), and (ii) each share or fraction of a share of Old Sinclair's Class B common stock, par value $0.01 per share ("Old Sinclair Class B Common Shares"), outstanding immediately prior to the Share Exchange Effective Time was exchanged on a one-for-one basis for an equivalent share of Sinclair's Class B common stock, par value $0.01 per share ("Sinclair Class B Common Shares").

Immediately following the Share Exchange Effective Time, Old Sinclair converted from a Maryland corporation to SBG, a Maryland limited liability company. On the day following the Share Exchange Effective Time (June 2, 2023), Sinclair Holdings became the intermediate holding company between Sinclair and SBG, and SBG transferred certain of its assets (the "Transferred Assets") to Ventures. We refer to the Share Exchange and the related steps described above collectively as the "Reorganization." The Transferred Assets included technical and software services companies, intellectual property for the advancement of broadcast technology, and other media and non-media related businesses and assets including real estate, venture capital, private equity, and direct investments, as well as Digital Remedy, a marketing technology and managed services company, and Tennis Channel and related assets. As a result of the Reorganization, the local media segment assets are owned and operated by SBG and the assets of the tennis segment and the remaining Transferred Assets are owned and operated by Ventures.

At the Share Exchange Effective Time, Sinclair's articles of incorporation and bylaws were amended and restated to be the same in all material respects as the existing articles of incorporation and bylaws of Old Sinclair immediately prior to the Share Exchange. As a result, the Sinclair Class A Common Shares confer upon the holders thereof the same rights with respect to Old Sinclair that the holders of the Old Sinclair Class A Common Shares had with respect to Old Sinclair, and the Sinclair Class B Common Shares confer upon the holders thereof the same rights with respect to Sinclair that the holders of the Old Sinclair Class B Common Shares had with respect to Old Sinclair. Sinclair's Board, including its committees, and senior management team immediately after the Share Exchange were the same as Old Sinclair's immediately before the Share Exchange.

SEGMENTS

As of December 31, 2025, Sinclair had two reportable segments, local media and tennis, and SBG had one reportable segment, local media. Sinclair and SBG's local media segment is comprised of our television stations, which are owned and/or operated by SBG's wholly-owned subsidiary, Sinclair Television Group, Inc. ("STG") and its direct and indirect subsidiaries, original networks and content. Sinclair's tennis segment primarily consists of Tennis Channel, a cable network which includes coverage of many of tennis' top tournaments and original professional sports and tennis lifestyle shows. Sinclair also earns revenue from non-broadcast digital and internet solutions, technical services, and non-media investments, included within "other". Other is not a reportable segment for either Sinclair or SBG, but is included for reconciliation purposes.

Local Media

As of December 31, 2025, Sinclair and SBG's local media segment primarily consisted of our broadcast television stations, original networks, and content. We own, provide programming and operating services pursuant to local marketing agreements ("LMA"), or provide sales services and other non-programming operating services pursuant to other outsourcing agreements (such as joint sales agreements ("JSA") and shared services agreements ("SSA")) to 179 stations in 81 markets. These stations broadcast 656 channels, including 226 channels affiliated with primary networks or program service providers comprised of: FOX (53), ABC (37), CBS (29), NBC (24), CW (44), and MyNetworkTV ("MNT") (39). Solely for the purpose of this report, these 179 stations and 656 channels are referred to as "our" stations and channels, and the use of such term shall not be construed that we control such stations or channels. Refer to our *Television Markets and Stations* table later for more information.

Our local media segment provides free over-the-air programming to television viewing audiences for stations in markets located throughout the continental United States, as well as distributes the content of these stations to MVPDs for distribution to their customers in exchange for contractual fees. The programming that we provide on our primary channels consists of network provided programs, locally-produced news, local sporting events, programming from program service arrangements, syndicated entertainment programs, and internally originated programming. We provide live, local sporting events on many of our stations by acquiring the local television broadcast rights for these events or through our relationship with national networks.

We are one of the nation's largest producers of local news. We produce more than 2,300 hours of news per week at 106 stations in 69 markets. For the year ended December 31, 2025, our stations were awarded 246 journalism awards, including 32 regional Edward R. Murrow awards, 55 regional Emmy awards, and four National Headliner Awards.

We also own and operate various networks carried on distribution platforms owned by us or others, including: The Nest, our national broadcast TV network, comprised of home-improvement, true-crime, factual reality series, and celebrity driven family shows; Comet, our science fiction network; CHARGE!, our adventure and action-based network; and ROAR, our comedy network, all of which are free over-the-air channels.

Our internally developed content, in addition to our local news, includes our original news program, The National News Desk ("TNND"), and Full Measure with Sharyl Attkisson ("Full Measure"), our national Sunday morning investigative and political analysis program.

In 2024, we launched our new podcast division, including podcasts: Unfiltered Soccer, with Landon Donovan and Tim Howard, featuring hot takes, analysis, unique insights, and classic stories to bring fans closer to the game; The Triple Option, hosted by Urban Meyer, Mark Ingram II, and Rob Stone, providing analysis, opinions, and unique insights on the biggest topics in college football, the NFL, leadership, and more; and Throwbacks, with Matt Leinart and Jerry Ferrara, featuring insight into sports, television, and relatable family adventures. In 2025, we launched THE TUNDRA: A Podcast on The Green Bay Packers; BFFR, a weekly podcast from AMP Media hosted by women's soccer icons Sydney Leroux and Ali Riley, across all major podcast platforms; The Script, a podcast on the Ohio State Buckeyes with former Ohio State stars Cardale Jones and Chris "Beanie" Wells, along with Columbus, Ohio's ABC6/FOX28 Sports Director Dave Holmes; and The Dynasty, a podcast on the Alabama Crimson Tide with former Alabama stars AJ McCarron and Trent Richardson, along with Chris Stewart, the voice of Alabama football.

Our local media segment derives revenue primarily from the sale of advertising inventory on our television stations and fees received from Distributors, which includes distributors that distribute multiple television channels through the internet without supplying their own data transport infrastructure, as well as other over-the-top ("OTT") distributors that deliver live and on-demand programming, for the right to distribute our channels on their distribution platforms. We also earn revenue by selling digital advertisements on third-party platforms, providing digital content to non-linear devices via websites, mobile, and social media advertisements, and providing digital marketing services. Our objective is to meet the needs of our advertising customers by delivering significant audiences in key demographics. Our strategy is to achieve this objective by providing quality local news programming, popular network, syndicated and live sports programs, and other original content to our audiences. We attract most of our national television advertisers through national marketing representation firms. Our local television advertisers are primarily attracted through the use of a local sales force at each of our television stations.

Our local media operating results are subject to cyclical fluctuations from political advertising. Political spending has been significantly higher in the even-numbered years due to the cyclicality of political elections. In addition, every four years, political spending is typically elevated further due to the advertising related to the presidential election. Because of the political election cyclicality, there has been a significant difference in our operating results when comparing even-numbered years' performance to odd-numbered years' performance. Additionally, our operating results are impacted by the number and importance of individual political races and issues discussed on a national level as well as those within the local communities we serve. We believe political advertising will continue to be an important advertising category in our industry. Political advertising levels may increase further as political-activism, around social, political, economic, and environmental causes continue to draw attention and Political Action Committees ("PACs"), including so-called Super PACs, continue to increase spending.

Television Markets and Stations. As of December 31, 2025, our local media segment owns and operates or provides programming and/or sales and other shared services to television stations in the following 81 markets:

Market	Market Rank (a)	Number of Channels	Stations	Network Affiliation (b)
Washington, D.C.	8	6	WJLA, WDCO-CD, WIAV-CD	ABC
Seattle / Tacoma, WA	13	6	KOMO, KUNS	ABC, CW
Minneapolis / St. Paul, MN	16	6	WUCW	CW
Raleigh / Durham, NC	22	6	WLFL, WRDC	CW, MNT
Portland, OR	23	7	KATU, KUNP	ABC, IND
St. Louis, MO	24	5	KDNL	ABC
Nashville, TN	25	10	WZTV, WUXP, WNAB(d)	FOX, MNT, CW
Salt Lake City, UT	27	10	KUTV, KMYU, KJZZ, KENV(d)	CBS, MNT
Pittsburgh, PA	28	8	WPGH, WPNT	FOX, CW, MNT
Baltimore, MD	29	8	WBFF, WNUV(c), WUTB	FOX, CW, MNT
San Antonio, TX	31	10	KABB, WOAI, KMYS(d)	FOX, NBC, CW
Austin, TX	32	4	KEYE	CBS
Columbus, OH	34	10	WSYX, WWHO, WTTE(c)	ABC, CW, MNT, FOX
Asheville, NC / Greenville, SC	36	9	WLOS, WMYA(c)	ABC, MNT
West Palm Beach / Ft Pierce, FL	37	15	WPEC, WTVX, WTCN-CD, WWHB-CD	CBS, CW, MNT
Cincinnati, OH	38	8	WKRC, WSTR	CBS, MNT, CW
Las Vegas, NV	40	9	KSNV, KVCW	NBC, CW, MNT
Harrisburg / Lancaster / Lebanon / York, PA	42	4	WHP	CBS, MNT, CW
Grand Rapids / Kalamazoo / Battle Creek, MI	43	4	WWMT	CBS, IND
Norfolk, VA	44	4	WTVZ	MNT
Oklahoma City, OK	45	7	KOKH, KOCB	FOX, IND
Birmingham / Tuscaloosa, AL	46	15	WBMA-LD, WTTO, WDBB(c), WABM	ABC, CW, MNT
Greensboro / High Point / Winston-Salem, NC	47	7	WXLV, WMYV	ABC, MNT
Providence, RI / New Bedford, MA	53	9	WJAR, WLNE	NBC, ABC
Richmond, VA	54	5	WRLH	FOX, MNT
Buffalo, NY	55	6	WUTV, WNYO	FOX, MNT
Fresno / Visalia, CA	56	11	KMPH, KMPH-CD, KFRE	FOX, CW
Mobile, AL / Pensacola, FL	57	12	WEAR, WPMI(d), WFGX, WJTC(d)	ABC, NBC, MNT, IND
Wilkes-Barre / Scranton, PA	58	12	WOLF, WSWB(d), WQMY	FOX, CW, MNT
Little Rock / Pine Bluff, AR	59	5	KATV	ABC
Albany, NY	60	6	WRGB, WCWN	CBS, CW
Tulsa, OK	62	7	KTUL	ABC(f)
Dayton, OH	65	8	WKEF, WRGT(d)	ABC, FOX, MNT
Spokane, WA	66	4	KLEW	CBS
Des Moines, IA	67	4	KDSM	FOX
Green Bay / Appleton, WI	68	8	WLUK, WCWF	FOX, CW
Roanoke / Lynchburg, VA	70	4	WSET	ABC
Omaha, NE	71	7	KPTM, KXVO	FOX , MNT, CW
Wichita, KS	72	19	KSAS, KOCW, KAAS, KAAS-LD, KSAS-LD, KMTW(c)	FOX, MNT
Flint / Saginaw / Bay City, MI	75	9	WSMH, WEYI(d), WBSF(d)	FOX, NBC, CW
Columbia, SC	76	5	WACH	FOX
Rochester, NY	77	8	WHAM(d), WUHF	ABC, FOX, CW
Madison, WI	78	6	WMSN	FOX
Portland, ME	79	7	WGME, WPFO(d)	CBS, FOX
Toledo, OH	81	5	WNWO	NBC
Charleston / Huntington, WV	82	8	WCHS, WVAH(d)	ABC, FOX
Savannah, GA	84	7	WTGS	FOX
Charleston, SC	85	3	WCIV	MNT, ABC
Chattanooga, TN	86	7	WTVC, WFLI	ABC, CW, FOX, MNT
Syracuse, NY	87	6	WSTM, WKOF, WTVH(d)	CBS, NBC, CW
El Paso, TX	88	8	KFOX, KDBC	FOX, CBS, MNT
Cedar Rapids, IA	93	8	KGAN, KFXA(d)	CBS, FOX
Boise, ID	97	8	KBOI, KYUU-LD	CBS, CW
Myrtle Beach / Florence, SC	98	8	WPDE, WWMB	ABC, CW

Market	Market Rank (a)	Number of Channels	Stations	Network Affiliation (b)
South Bend-Elkhart, IN	99	10	WSBT, WSJV	CBS, FOX
Tri-Cities, TN-VA	101	9	WEMT(d), WCYB	MNT, NBC, CW, FOX
Greenville / New Bern / Washington, NC	102	8	WCTI, WYDO(d)	ABC, FOX
Reno, NV	103	10	KRXI, KNSN, KRNV(d)	FOX, NBC, MNT
Tallahassee, FL	104	8	WTWC, WTLF	NBC, CW, FOX
Lincoln and Hastings-Kearney, NE	106	11	KHGI, KWNB, KWNB-LD, KHGI-CD, KFXL	ABC, FOX
Johnstown / Altoona, PA	111	5	WJAC	NBC, CW
Yakima / Pasco / Richland / Kennewick, WA	116	18	KIMA, KEPR, KUNW-CD, KVVK-CD, KORX-CD	CBS, CW
Traverse City / Cadillac, MI	118	14	WGTU(d), WGTQ(d), WPBN, WTOM	ABC, NBC
Macon, GA	119	4	WGXA	FOX, ABC
Eugene, OR	120	21	KVAL, KCBY, KPIC(e), KMTR(d)(f), KMCB(d)(f), KTCW(d)(f)	CBS, NBC, CW
Bakersfield, CA	121	8	KBFX-CD, KBAK	FOX, CBS
Corpus Christi, TX	130	6	KSCC	FOX, CW
Amarillo, TX	132	12	KVII, KVIH	ABC, CW
Columbia / Jefferson City, MO	134	5	KRCG	CBS
Chico-Redding, CA	136	18	KRCR, KRVU-LD, KKTF-LD, KUCO-LD, KCVU(d)	ABC, FOX, MNT
Medford / Klamath Falls, OR	138	6	KTVL	CBS, CW
Beaumont / Port Arthur / Orange, TX	145	8	KFDM, KBTV	CBS, CW, FOX
Sioux City, IA	150	14	KPTH, KPTP-LD, KBVK-LP, KMEG	FOX, MNT, CBS
Albany, GA	154	4	WFXL	FOX
Gainesville, FL	156	9	WGFL, WNBW(c), WYME-CD	CBS, MNT, NBC
Missoula, MT	161	10	KECI, KCFW	NBC
Wheeling, WV / Steubenville, OH	164	4	WTOV	NBC, FOX
Abilene / Sweetwater, TX	167	6	KTXS, KTES-LD	ABC, CW
Butte-Bozeman, MT	184	8	KTVM, KDBZ-CD	NBC
Eureka, CA	195	10	KAEF, KECA-LD, KBVU(d), KEUV-LP	ABC, FOX, CW, MNT
San Angelo, TX	197	2	KTXE-LD	ABC, CW
Total Television Channels		**656**		

(a) Rankings are based on the relative size of a station's Designated Market Area ("DMA") among the 210 generally recognized DMAs in the United States as estimated by Nielsen Media Research ("Nielsen") as of September 2025.

(b)   We broadcast programming from the following providers on our channels and the channels of our JSA/LMA partners:

Affiliation	Number of Channels	Number of Markets	Expiration Dates
ABC	37	28	August 31, 2026
FOX	53	40	December 31, 2026 to June 30, 2027
CBS	29	21	October 31, 2026
NBC	24	17	December 31, 2027
CW	44	36	August 31, 2026
MNT	39	30	August 31, 2027
Total Major Network Affiliates	**226**		

Affiliation	Number of Channels	Number of Markets	Expiration Dates
Antenna TV	23	22	December 31, 2028
CHARGE!	87	78	(1)
Comet	90	73	(1)
Dabl	8	8	July 31, 2026
The Nest	71	60	(1)
ROAR	86	72	(1)
Univision	6	3	December 31, 2026
Other	59		Various
Total Other Affiliates	**430**		
Total Television Channels	**656**		

(1)   A Sinclair owned and operated network, which is carried on our multicast distribution platform or the platform of our JSA/LMA partners. Thus, there is no expiration date for owned and operated stations and the expiration dates for JSA stations vary.

(c)   The license assets for these stations are currently owned by third parties. We provide programming, sales, operational, and administrative services to these stations pursuant to certain service agreements, such as LMAs.

(d)   The license and programming assets for these stations are currently owned by third parties. We provide certain non-programming related sales, operational, and administrative services to these stations pursuant to service agreements, such as JSAs and SSAs.

(e)   We provide programming, sales, operational, and administrative services to this station, of which 50% is owned by a third party.

(f)   In February 2026, KTUL became the primary FOX affiliate in Tulsa, OK and Sinclair acquired KMTR, KMCB, and KTCW in Eugene, OR from Roberts Media. Sinclair previously provided services to KMTR, KMCB, and KTCW under JSAs and SSAs.

Tennis

As of December 31, 2025, Sinclair's tennis segment consisted of Tennis Channel, a cable network which includes coverage of many of tennis' top tournaments and original professional sports and tennis lifestyle shows; Tennis Channel International streaming service; Tennis Channel streaming service; TennisChannel 2, a 24-hours a day free ad-supported streaming television ("FAST") channel; Tennis.com; and FAST Channel Pickleballtv, a partnership with the Carvana Professional Pickleball Association.

Sinclair's tennis segment derives revenue primarily from fees received from Distributors, including vMVPDs, as well as other OTT distributors that deliver live and on-demand programming, for the right to distribute Tennis Channel on their distribution platforms, and advertising revenue generated by sales of commercial time within Tennis Channel programming.

Sinclair's tennis segment operating results are usually subject to cyclical fluctuations due to the number and significance of tournaments that take place in the respective quarters during the year. The first and fourth quarter operating results are usually higher than the second and third quarters' because of the number and significance of tournaments that are played during those periods.

OTHER

Digital and Internet

Sinclair owns Digital Remedy, a marketing technology and managed services company, which earns revenue by licensing the platform to other local media companies and agencies, as well as executing their digital media initiatives across search, social, programmatic, email, and more.

Technical Services

Sinclair owns subsidiaries which are dedicated to providing technical services to the broadcast industry, including: Dielectric, a designer and manufacturer of broadcast systems including all components from transmitter output to antenna, and ONE Media 3.0, whose purpose is to develop business opportunities, products, and services associated with the NextGen TV (also known as ATSC 3.0) broadcast transmission standard and TV platform, and to develop wireless, cloud infrastructure, and artificial intelligence technologies. Sinclair has also partnered with several other companies in the design and deployment of NextGen TV services including: Tejas Networks, to develop NextGen TV technologies to be used in consumer devices, and EdgeBeam Wireless, a joint venture with three other broadcast companies to provide services to third parties utilizing NextGen TV including, wireless data services to a wide range of businesses and industries across the country. NextGen TV is further discussed under *Operating Strategy - Development of Next Generation Wireless Platform* below.

Non-Media Investments

Primarily through Ventures, Sinclair owns various non-media related investments across multiple asset classes including real estate, venture capital, private equity, and direct investments in technology driven companies, including wireless communication, next-gen communication solutions, advertising intelligence and data security. Sinclair's investments in real estate primarily consist of apartment complexes and development projects. Sinclair's investments in venture capital and private equity funds include capital for companies involved in a variety of businesses, including advertising, marketing, media technology, e-sports, sports technology, pickleball, beverages and community services.

AVAILABLE INFORMATION

We regularly use our website as a source of company information and it can be accessed at www.sbgi.net. We make available, free of charge through our website, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such documents are electronically submitted to the SEC, who also makes these reports available at http://www.sec.gov. We intend to comply with the requirements of Item 5.05 of Form 8-K regarding amendments to and waivers under the Code of Business Conduct and Ethics applicable to our Chief Executive Officer, Principal Financial Officer and Principal Accounting Officer by providing such information on our website within four days after effecting any amendment to, or granting any waiver under, that Code, and we will maintain such information on our website for at least twelve months. In addition, a replay of each of our quarterly earnings conference calls is available on our website until the subsequent quarter's earnings call. The information contained on, or otherwise accessible through, our website is not a part of this Annual Report on Form 10-K and is not incorporated herein by reference.

FORWARD-LOOKING STATEMENTS

This report includes or incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, and the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements related to our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, contingencies, our dividend policy, and other non-historical statements. When we use words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "seeks," "approximately," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of these words or similar expressions, we are making forward-looking statements. Such forward-looking statements are subject to various risks, uncertainties and assumptions. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements including, but not limited to, those listed below in summary form and as more fully described under *Management's Discussion and Analysis of Financial Conditions and Results of Operations* and *Quantitative and Qualitative Disclosures about Market Risk,* as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission ("SEC"), which are accessible on the SEC's website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this report and in our other periodic filings with the SEC. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward Looking Statements

We make statements in this section that are forward-looking statements within the meaning of the federal securities laws. For a complete discussion of forward-looking statements, see the section in this report entitled "*Forward-Looking Statements.*" Certain risks may cause our actual results, performance, or achievements to differ materially from those expressed or implied by the following discussion.

Overview

The following Management's Discussion and Analysis provides qualitative and quantitative information about Sinclair's and SBG's financial performance and condition which should be read in conjunction with the other sections in this annual report, including *Business* and within *Sinclair's Consolidated Financial Statements* and *SBG's Consolidated Financial Statements,* including the accompanying notes to those statements. This discussion consists of the following sections:

Executive Overview — a description of our business, summary of significant events, and information about industry trends;

Critical Accounting Policies and Estimates — a discussion of the accounting policies that are most important in understanding the assumptions and judgments incorporated within *Sinclair's Consolidated Financial Statements* and *SBG's Consolidated Financial Statements* and a summary of recent accounting pronouncements;

Results of Operations — a summary of the components of Sinclair's and SBG's revenue by category and by network affiliation, a summary of other operating data, and an analysis of Sinclair's and SBG's revenue and expenses for 2025, 2024, and 2023, including a comparison between 2025 and 2024; and

Liquidity and Capital Resources — a discussion of Sinclair's and SBG's primary sources of liquidity and contractual cash obligations and an analysis of Sinclair's and SBG's cash flows from or used in operating activities, investing activities, and financing activities.

EXECUTIVE OVERVIEW

We are a diversified media company with national reach and a strong focus on providing high-quality content on our local television stations and digital platform. The content, distributed through our broadcast platform and third-party platforms, consists of programming provided by third-party networks and syndicators, local news, sports, other original programming produced by us and our owned networks, and professional sports. Additionally, we own digital media products that are complementary to our extensive portfolio of television station related digital properties. We have interests in, own, manage and/or operate technical and software services companies, research and development for the advancement of broadcast technology, and other media and non-media related businesses and assets, including real estate, venture capital, private equity, and direct investments.

As of December 31, 2025, Sinclair had two reportable segments, local media and tennis, and SBG had one reportable segment, local media. Sinclair and SBG's local media segment is comprised of our television stations, which are owned and/or operated by Sinclair and SBG's wholly-owned subsidiary, STG and its direct and indirect subsidiaries, original networks and content. Sinclair's tennis segment primarily consists of Tennis Channel, a cable network which includes coverage of many of tennis' top tournaments and original professional sports and tennis lifestyle shows. Sinclair also earns revenue from non-broadcast digital and internet services, technical services, and non-media investments, included within "other." Other and corporate are not reportable segments for either Sinclair or SBG.

As of December 31, 2025, STG, for which certain assets and results of operations are included in the local media segment and which is one of Sinclair and SBG's wholly owned subsidiaries, was the primary obligor under the New Credit Agreement and the STG Notes. SBG and substantially all of STG's subsidiaries are guarantors under the STG debt instruments. Sinclair's Class A Common Stock and Class B Common Stock remain securities of Sinclair and not obligations or securities of STG.

For more information about our business, reportable segments, and our operating strategy, see *Business* in this Annual Report on Form 10-K.

Summary of Significant Events

<u>Content and Distribution</u>

- In January 2025, Sinclair and NBC announced a comprehensive multi-year agreement that renews station affiliation agreements for 21 of SBG's owned and/or operated NBC affiliates and affiliations in five markets where SBG provides sales and other services under a joint sales agreement or marketing service agreement.

- In the first quarter of 2025, Sinclair reached a distribution agreement with YouTube TV to continue carriage of Tennis Channel, TennisChannel 2, CHARGE!, Comet, and ROAR. The agreement also added carriage of The Nest and PickleBall TV.

- In April 2025, Sinclair launched BFFR, a weekly podcast from AMP Media hosted by women's soccer icons Sydney Leroux and Ali Riley, across all major podcast platforms.

- In April 2025, Sinclair announced that the Federal Aviation Administration ("FAA") accepted Sinclair's Declaration of Compliance for Operations Over People, making Sinclair the first broadcast company authorized to fly drones over individuals and moving vehicles without needing an FAA waiver for news gathering under FAA rules.

- In April 2025, Tennis Channel and the International Tennis Federation announced a multi-year extension of their long-running partnership with the Billie Jean King Cup by GainbridgeTM and Davis Cup, the World Cup of Tennis events for women and men, respectively.

- In June 2025, WTA Ventures (Women's Tennis Association) and Tennis Channel announced a new six-year media rights deal ensuring that Tennis Channel platforms will continue to be the exclusive home of WTA tennis in the United States through 2032.

- In June 2025, Sinclair launched two local sports podcasts: "The Script", a podcast on the Ohio State Buckeyes with former Ohio State stars Cardale Jones and Chris "Beanie" Wells, along with Columbus, Ohio's ABC6/FOX28 Sports Director Dave Holmes; and "The Dynasty", a podcast on the Alabama Crimson Tide with former Alabama stars AJ McCarron and Trent Richardson, along with Chris Stewart, the voice of Alabama football.

- In August 2025, Tennis Channel signed extensions with the International Tennis Federation for the Davis Cup (through 2028) and Billie Jean King Cup (through 2027).

- In September 2025, Sinclair's AMP Media launched THE TUNDRA: A Podcast on The Green Bay Packers.

- In January 2026, Sinclair's AMP Media launched Cousins, a weekly podcast series hosted by NBA icons Vince Carter and Tracy McGrady.

<u>Corporate Social Responsibility Practices</u>

- In January 2025, Sinclair and Tennis Channel announced Sinclair Cares: California Wildfires Relief, a fundraising partnership with the Salvation Army to provide disaster relief support across Southern California which helped provide critical aid, shelter, food, fresh water, and support for wildfire survivors and first responders in Los Angeles.

- In March 2025, Sinclair announced a partnership with the Salvation Army to launch Sinclair Cares: From Homeless to Hope, a nationwide initiative, including content produced by Sinclair and airing on Sinclair's newscasts, dedicated to raising awareness about homelessness by shedding light on the many faces of homelessness and highlighting solutions that offer hope and stability.

- In April 2025, Sinclair held its third annual Sinclair Day of Service, whereby all employees were encouraged to volunteer that day for charitable causes. Over 1,300 employees volunteered a total of more than 3,600 hours that day.

- In July 2025, Sinclair Cares ran two campaigns, one raising nearly $200,000 in support of Texas Flood relief and another partnering with the American Cancer Society to raise awareness and support free rides to medical treatments.

- In August 2025, Sinclair awarded scholarships to 15 university students as a part of its annual scholarship program.

- In November 2025, Sinclair partnered with Feeding America to launch Sinclair Cares: Fill the Food Banks, a fundraising campaign to help provide meals to families across the U.S. during the holiday season.

- For the year ended December 31, 2025, our newsrooms won a total 246 journalism awards, including 32 regional Edward R. Murrow awards, 55 regional Emmy awards, and four National Headliner Awards.

NextGen TV (ATSC 3.0)

- In January 2025, Sinclair joined with three broadcast peers and merged BitPath to form a new company, EdgeBeam Wireless, to provide robust wireless data services to a wide range of businesses and industries across the country.

- In July 2025, Sinclair launched WKOF in Syracuse, New York as an ATSC 3.0 lighthouse, marking the first time a television license was initiated under the NextGen TV (ATSC 3.0) standard.

Transactions

- In June 2025, Sinclair purchased the broadcast assets of WSJV in South Bend-Elkhart, IN from Gray Television, Inc. ("Gray"), and sold the broadcast assets of WHOI in Peoria/Bloomington, IL to Gray.

- In June 2025, Sinclair acquired the license assets of KXVO in Omaha, NE, from Mitts Telecasting Company. Sinclair previously provided services to the station under an LMA.

- In June 2025, Sinclair's digital marketing agency rebranded under the Digital Remedy brand.

- In July 2025, Sinclair sold the owned stations within Milwaukee, WI (WVTV), Springfield, IL (WICS/WICD), Ottumwa, IA (KTVO), and Quincy, IL (KHQA).

- In August 2025, Sinclair acquired the license assets of WOLF in Hazleton, PA, WQMY in Williamsport, PA, and WGFL in High Springs, FL from New Age Media, LLC. Sinclair previously provided services to the stations under MSAs.

- In August 2025, Sinclair acquired the license assets of KMEG in Sioux City, IA from Waitt Broadcasting. Sinclair previously provided services to the station under a JSA.

- In August 2025, Sinclair acquired the license assets of KNSN in Reno, NV, KBTV in Beaumont, TX, and WSTR in Cincinnati, OH from Deerfield Media. Sinclair previously provided services to KNSN under an LMA and KBTV and WSTR under JSAs.

- In September 2025, Sinclair acquired the non-license assets of WLNE in Providence, RI.

- In October 2025, Sinclair acquired the license assets of WUTB in Baltimore, MD from Deerfield Media and WWHO in Columbus, OH from Manhan Media. Sinclair previously provided services to the stations under JSAs.

- In December 2025, Sinclair acquired the license assets of WWMB in Florence, SC from Howard Stirk Holdings. Sinclair previously provided services to the station under a time brokerage agreement.

- In December 2025, Sinclair acquired the license assets of WFLI in Chattanooga, TN and WTLF in Tallahassee, FL from MPS Media, LLC. Sinclair previously provided services to the stations under JSAs.

- In February 2026, Sinclair acquired KMTR, KMCB, and KTCW in Eugene, OR from Roberts Media. Sinclair previously provided services to the stations under JSAs and SSAs.

- In February 2026, the FCC granted Sinclair's application to acquire WHAM in Rochester, NY, WGTU in Traverse City, MI and WEYI in Flint, MI. Sinclair currently provides services to these stations under JSAs and SSAs, however will look to close the transactions immediately.

Financing, Capital Allocation, and Shareholder Returns

- For the year ended December 31, 2025, Sinclair paid dividends of $1.00 per share. In February 2026, Sinclair declared a quarterly cash dividend of $0.25 per share.

- In the first quarter of 2025, Sinclair closed a new money financing and debt recapitalization to strengthen Sinclair's balance sheet and better position it for long-term growth, which transactions are described more fully under *Liquidity and Capital Resources* below.

- In April 2025 and October 2025, STG repurchased $81 million and the remaining $89 million, respectively, aggregate principal amount of the 5.125% Senior Notes due 2027 for consideration of $77 million and $89 million, respectively. The 5.125% Senior Notes due 2027 acquired in April and October 2025 were canceled immediately following their acquisition.

Other Events

- In March 2025, Sinclair announced that Lucy Rutishauser, current Executive Vice President and Chief Financial Officer, will retire upon appointment and transition of her successor into the role.

- In June 2025, Sinclair announced the appointment of Conrad Clemson as Chief Executive Officer of EdgeBeam Wireless, Sinclair's NextGen TV joint venture with industry peers.

- In July 2025, Sinclair announced the appointment of Narinder Sahai as Executive Vice President and Chief Financial Officer, effective immediately.

Industry Trends

- During the last few years, the number of subscribers to Distributor services in the United States has been declining, as technological advancements have driven changes in consumer behavior and have empowered consumers to seek more control over when, where, and how they consume news, sports, and other entertainment, including through the so-called "cutting the cord" and other consumption strategies.

- The Distributor industry has continued to undergo significant consolidation, which gives top Distributors negotiating power.

- vMVPDs have continued to gain increasing importance and have quickly become a critical segment of the market. These vMVPDs offer a limited number of networks at a lower price point as compared to the traditional cable offering.

- Political spending is significantly higher in the even-numbered years due to the cyclicality of political elections. In addition, every four years, political spending is typically elevated further due to the advertising related to the presidential election.

- The FCC has permitted broadcast television stations to use their digital spectrum for a wide variety of services including multi-channel broadcasts. The FCC "must-carry" rules only apply to a station's primary digital stream.

- Recent FCC actions as well as Court decisions have relaxed certain media ownership regulations, which may continue, resulting in a more constructive environment for consolidation of the local broadcast industry.

- Seasonal advertising increases within our local media segment occur in the second and fourth quarters due to the anticipation of certain seasonal and holiday spending by consumers.

- Broadcasters have found ways to increase returns on their news programming initiatives while continuing to maintain locally produced content through the use of news sharing arrangements.

- Viewership of content on connected or smart TV's continues to rise which has led to the shifting of advertising spend to this content from other forms of media.

- Professional sporting events have begun to migrate back to broadcast television.

- Big Tech (such as Alphabet, Amazon, Apple, Meta, and Microsoft) has begun offering OTT platforms.

- Broadcast networks have begun launching and expanding their own DTC platforms.

- Advertising revenue on digital platforms continues to grow.

- Advertising revenue related to the Summer Olympics occurs in even numbered years. Advertising revenue related to the Winter Olympics also occurs in even numbered years but are two years apart from the Summer Olympics. The Super Bowl is aired on a different network each year. All of these popularly viewed events can have an impact on our advertising revenue.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

This discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, revenue and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates including those related to revenue recognition, goodwill and intangible assets, program costs, income taxes and variable interest entities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. These estimates have been consistently applied for all years presented in this report and in the past we have not experienced material differences between these estimates and actual results. However, because future events and their effects cannot be determined with certainty, actual results could differ from our estimates and such differences could be material.

We consider the following accounting policies to be the most critical as they are important to our financial condition and results of operations and require significant judgment and estimates on the part of management in their application. For a detailed discussion of the application of these and other accounting policies, see *Note 1. Nature of Operations and Summary of Significant Accounting Policies* within each of *Sinclair's Consolidated Financial Statements* and *SBG's Consolidated Financial Statements*.

Revenue Recognition. As discussed in *Revenue Recognition* under *Note 1. Nature of Operations and Summary of Significant Accounting Policies* within each of *Sinclair's Consolidated Financial Statements* and *SBG's Consolidated Financial Statements*, we generate advertising revenue primarily from the sale of advertising spots/impressions on our broadcast television and digital platforms. Core and political advertising revenue is recognized in the period in which the advertising spots/impressions are delivered. In arrangements where we provide audience ratings guarantees, to the extent that there is a ratings shortfall, we will defer a proportionate amount of revenue until the ratings shortfall is settled through the delivery of additional advertising. The term of our advertising arrangements is generally less than one year and the timing between when an advertisement is aired and when payment is realized is not significant. In certain circumstances, we require customers to pay in advance; payments received in advance of satisfying our performance obligations are reflected as deferred revenue.

We generate distribution revenue through fees received from Distributors and other OTT providers for the right to distribute our broadcast channels and cable networks on their distribution platforms. Distribution arrangements are generally governed by multi-year contracts and the underlying fees are based upon a contractual monthly rate per subscriber. These arrangements represent licenses of intellectual property; revenue is recognized as the signal is provided to our customers (as usage occurs) which corresponds with the satisfaction of our performance obligation. Revenue is calculated based upon the contractual rate multiplied by an estimated number of subscribers. Our customers will remit payments based upon actual subscribers a short time after the conclusion of a month, which generally does not exceed 120 days. Historical adjustments to subscriber estimates have not been material.

Impairment of Goodwill, Indefinite-Lived Intangible Assets, and Other Long-Lived Assets. We evaluate our goodwill and indefinite-lived intangible assets for impairment annually, or more frequently, if events or changes in circumstances indicate that an impairment may exist. As of December 31, 2025, Sinclair's consolidated balance sheet included $2,085 million and $149 million of goodwill and indefinite-lived intangible assets, respectively, and SBG's consolidated balance sheet included $2,004 million and $122 million of goodwill and indefinite-lived intangible assets, respectively. We evaluate long-lived assets, including definite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of our asset groups may not be recoverable.

In the performance of our annual goodwill and indefinite-lived intangible asset impairment assessments we have the option to qualitatively assess whether it is more likely-than-not that the respective asset has been impaired. If we conclude that it is more-likely-than-not that a reporting unit or an indefinite-lived intangible asset is impaired, we apply the quantitative assessment, which involves comparing the estimated fair value of the reporting unit or indefinite-lived intangible asset to its respective carrying value. See *Impairment of Goodwill, Indefinite-lived Intangible Assets and Other Long-lived Assets* under *Note 1. Nature of Operations and Summary of Significant Accounting Policies* within each of *Sinclair's Consolidated Financial Statements* and *SBG's Consolidated Financial Statements* for further discussion of the significant judgments and estimates inherent in both qualitatively assessing whether impairment may exist and estimating the fair values of the reporting units and indefinite-lived intangible assets if a quantitative assessment is deemed necessary.

We are required to analyze our long-lived assets, including definite-lived intangible assets, for impairment. We evaluate our definite-lived intangible assets for impairment if events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. In the event we identify indicators that these assets are not recoverable, we evaluate the recoverability of definite-lived intangible assets by comparing the carrying amount of the assets within an asset group to the estimated undiscounted future cash flows associated with the asset group. An asset group represents the lowest level of cash flow generated by a group of assets that are largely independent of the cash flows of other assets. At the time that such evaluations indicate that the future undiscounted cash flows are not sufficient to recover the carrying value of the asset group, an impairment loss is determined by comparing the estimated fair value of the asset group to the carrying value. We estimate fair value using an income approach involving the performance of a discounted cash flow analysis.

We believe we have made reasonable estimates and utilized appropriate assumptions in the performance of our impairment assessments. If future results are not consistent with our assumptions and estimates, including future events such as a deterioration of market conditions, loss of significant customers, and significant increases in discount rates, among other factors, we could be exposed to impairment charges in the future. Any resulting impairment loss could have a material adverse impact on our consolidated balance sheets, consolidated statements of operations, and consolidated statements of cash flows.

Program Costs. As discussed in *Broadcast Television Programming* under *Note 1. Nature of Operations and Summary of Significant Accounting Policies* within each of *Sinclair's Consolidated Financial Statements* and *SBG's Consolidated Financial Statements*, we record an asset and corresponding liability for programming rights when the program is available for its first showing or telecast. These costs are expensed over the period in which an economic benefit is expected to be derived. To ensure the related assets for the programming rights are reflected in our consolidated balance sheets at the lower of unamortized cost or fair value, management estimates future advertising revenue to be generated by the remaining program material available under the contract terms. Management's judgment is required in determining the timing of expense for these costs, which is dependent on the economic benefit expected to be generated from the program and may significantly differ from the timing of related payments under the contractual obligation. If our estimates of future advertising revenue decline, amortization expense could accelerate or fair value adjustments may be required.

Fair Value Measurements of Investments in Bally's Securities. As discussed in *Note 5. Other Assets* and *Note 16. Fair Value Measurements* within *Sinclair's Consolidated Financial Statements*, we entered into a commercial agreement with Bally's Corporation ("Bally's") on November 18, 2020. As part of this arrangement, we received warrants to acquire common equity in the business. These financial instruments are measured each period at fair value, which is primarily derived from the trading price of the underlying common stock and the exercise price of the warrants.

Income Tax. As discussed in *Income Taxes* under *Note 1. Nature of Operations and Summary of Significant Accounting Policies* within each of *Sinclair's Consolidated Financial Statements* and *SBG's Consolidated Financial Statements*, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We provide a valuation allowance for deferred tax assets if we determine that it is more likely than not that some or all of the deferred tax assets will not be realized. In evaluating our ability to realize net deferred tax assets, we consider all available evidence, both positive and negative, including our past operating results, tax planning strategies, current and cumulative losses, and forecasts of future taxable income. In considering these sources of taxable income, we must make certain judgments that are based on the plans and estimates used to manage our underlying businesses on a long-term basis. As of December 31, 2025, a valuation allowance has been provided for deferred tax assets related to certain of our available state net operating loss carryforwards. As of December 31, 2024, a valuation allowance has been provided for deferred tax assets related to certain temporary basis differences and a substantial amount of our available state net operating loss carryforwards based on past operating results, expected timing of the reversals of existing temporary basis differences, alternative tax strategies and projected future taxable income. Future changes in operating and/or taxable income or other changes in facts and circumstances could significantly impact the ability to realize our deferred tax assets which could have a material effect on our consolidated financial statements.

Management periodically performs a comprehensive review of our tax positions, and we record a liability for unrecognized tax benefits if such tax positions are more likely than not to be sustained upon examination based on their technical merits, including the resolution of any appeals or litigation processes. Significant judgment is required in determining whether positions taken are more likely than not to be sustained, and it is based on a variety of facts and circumstances, including interpretation of the relevant federal and state income tax codes, regulations, case law and other authoritative pronouncements. Based on this analysis, the status of ongoing audits and the expiration of applicable statute of limitations, liabilities are adjusted as necessary. The resolution of audits is unpredictable and could result in tax liabilities that are significantly higher or lower than for what we have provided. See *Note 10. Income Taxes* within *Sinclair's Consolidated Financial Statements* and *Note 9. Income Taxes* within *SBG's Consolidated Financial Statements*, for further discussion of accrued unrecognized tax benefits.

Variable Interest Entities ("VIEs"). As discussed in *Note 12. Variable Interest Entities* within *Sinclair's Consolidated Financial Statements* and *Note 11. Variable Interest Entities* within *SBG's Consolidated Financial Statements*, we have determined that certain third-party licensees of stations for which we perform services pursuant to arrangements, including LMAs, JSAs, and SSAs, are VIEs and we are the primary beneficiary of those variable interests because, subject to the ultimate control of the licensees, we have the power to direct the activities which significantly impact the economic performance of the VIE through the services we provide and because we absorb losses and returns that would be considered significant to the VIEs.

Transactions with Related Parties. We conduct certain business-related transactions with related persons or entities. See *Note 13. Related Person Transactions* within *Sinclair's Consolidated Financial Statements* and *Note 12. Related Person Transactions* within *SBG's Consolidated Financial Statements* for discussion of these transactions.

RECENT ACCOUNTING PRONOUNCEMENTS

See *Recent Accounting Pronouncements* under *Note 1. Nature of Operations and Summary of Significant Accounting Policies* within each of *Sinclair's Consolidated Financial Statements* and *SBG's Consolidated Financial Statements* for a discussion of recent accounting policies and their impact on Sinclair's and SBG's financial statements.

SINCLAIR, INC. RESULTS OF OPERATIONS

SINCLAIR, INC. RESULTS OF OPERATIONS

Any references to the first, second, third, or fourth quarters are to the three months ended March 31, June 30, September 30, or December 31, respectively, for the year being discussed. As of December 31, 2025, we had two reportable segments for accounting purposes, local media and tennis.

Seasonality / Cyclicality

The operating results of our local media segment are usually subject to cyclical fluctuations from political advertising. In even numbered years, political spending is usually significantly higher than in odd numbered years due to advertising expenditures preceding local and national elections. Additionally, every four years, political spending is usually elevated further due to advertising expenditures preceding the presidential election. Also, the second and fourth quarters' operating results are usually higher than the first and third quarters' operating results because advertising expenditures are increased in anticipation of certain seasonal and holiday spending by consumers.

The operating results of our tennis segment are usually subject to cyclical fluctuations due to the number and significance of tournaments that take place in the respective quarters during the year. The first and fourth quarter operating results are usually higher than the second and third quarters' because of the number and significance of tournaments that are played during those periods.

Consolidated Operating Data

The following table sets forth certain of our consolidated operating data for the years ended December 31, 2025, 2024, and 2023 (in millions).

	Years Ended December 31,		
	2025	**2024**	**2023**
Media revenue	**$ 3,142**	$ 3,511	$ 3,106
Non-media revenue	**27**	37	28
Total revenue	**3,169**	3,548	3,134
Media programming and production expenses	**1,653**	1,661	1,611
Media selling, general and administrative expenses	**806**	794	747
Depreciation and amortization expenses	**249**	250	271
Amortization of program costs	**74**	74	80
Non-media expenses	**48**	53	49
Corporate general and administrative expenses	**185**	185	694
Loss on deconsolidation of subsidiary	**—**	—	10
(Gain) loss on asset dispositions and other, net	**(19)**	(20)	3
Operating income (loss)	**$ 173**	$ 551	$ (331)
Net (loss) income attributable to Sinclair	**$ (112)**	$ 310	$ (291)

A discussion regarding our financial results and operations for the year ended December 31, 2025 compared to the year ended December 31, 2024 is presented below. A discussion regarding our financial results and operations for the year ended December 31, 2024 compared to the year ended December 31, 2023 can be found under Item 7 of Part II of our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 26, 2025 (our "2024 Annual Report"), which is available free of charge on the SEC's website at www.sec.gov and our Investor Relations website at www.sbgi.net/investor-relations.

SINCLAIR, INC. RESULTS OF OPERATIONS

Local Media Segment

The following table sets forth our revenue and expenses for our local media segment for the years ended December 31, 2025, 2024, and 2023 (in millions):

	2025		2024		2023	Percent Change Increase / (Decrease)	
						'25 vs.'24	'24 vs.'23
Revenue:							
Distribution revenue	$	1,529	$	1,543	$ 1,491	(1)%	4%
Core advertising revenue		1,124		1,152	1,192	(2)%	(3)%
Political advertising revenue		32		405	44	(92)%	n/m
Other media revenue		89		154	139	(42)%	11%
Media revenue (a)	$	2,774	$	3,254	$ 2,866	(15)%	14%
Operating Expenses:							
Media programming and production expenses	$	1,526	$	1,536	$ 1,488	(1)%	3%
Media selling, general and administrative expenses (b)		666		742	694	(10)%	7%
Depreciation and amortization expenses		227		231	243	(2)%	(5)%
Amortization of program costs		74		74	80	—%	(8)%
Corporate general and administrative expenses		118		117	134	1%	(13)%
Non-media expenses		8		8	14	—%	(43)%
Gain on asset dispositions and other, net		(24)		(18)	(14)	33%	29%
Operating income	$	179	$	564	$ 227	(68)%	n/m
Interest expense including amortization of debt discount and deferred financing costs	$	395	$	304	$ 305	30%	—%
Gain on extinguishment of debt	$	6	$	1	$ 15	n/m	(93)%
Other income, net	$	8	$	40	$ 33	(80)%	21%

n/m - not meaningful

(a) Includes $10 million, $9 million, and $6 million for the years ended December 31, 2025, 2024, and 2023, respectively, of intercompany revenue related to certain services provided to the tennis segment, which is eliminated in consolidation.

(b) Includes $22 million, $13 million, and $8 million for the years ended December 31, 2025, 2024, and 2023, respectively, of intercompany expense related to certain services provided by other, which is eliminated in consolidation.

Revenue

Distribution revenue. Distribution revenue, which represents fees earned from Distributors for our broadcast signals, decreased $14 million or 1% in 2025, when compared to the same period in 2024. Subscriber decreases impacted period-over-period distribution revenue by mid-teen percentages for the year ended December 31, 2025, partially offset by favorable contractual rate increases by low-teen percentages.

Core advertising revenue. Core advertising revenue decreased $28 million in 2025, when compared to the same period in 2024, with no particular product/services category dominating the variance.

Political advertising revenue. Political advertising revenue decreased $373 million in 2025, when compared to the same period in 2024, primarily due to 2025 being an off-year election cycle and therefore having only a small number of political races and correspondingly less political advertising spending compared to 2024, which was a presidential political year.

Other media revenue. Other media revenue decreased $65 million in 2025, when compared to the same period in 2024, primarily due to a decrease related to certain services provided under management services agreements due to the expiration of the agreements.

SINCLAIR, INC. RESULTS OF OPERATIONS

The following table sets forth our primary types of programming and their approximate percentages of advertising revenue for the years ended December 31, 2025, 2024, and 2023:

	Percent of Advertising Revenue		
	2025	**2024**	**2023**
Syndicated/Other programming	**38%**	35%	38%
Local news	**28%**	30%	29%
Network programming (a)	**15%**	17%	15%
Sports programming (a)	**16%**	16%	13%
Paid programming	**3%**	2%	5%

(a)   Sports programming includes both local and network sports programming. Network programming is exclusive of any network sports programming.

The following table sets forth our affiliate percentages of advertising revenue for the years ended December 31, 2025, 2024, and 2023:

	# of Channels	Percent of Advertising Revenue		
		2025	**2024**	**2023**
ABC	**37**	**29%**	27%	29%
FOX	**53**	**23%**	23%	24%
CBS	**29**	**19%**	20%	20%
NBC	**24**	**13%**	16%	12%
CW	**44**	**4%**	4%	5%
MNT	**39**	**3%**	3%	4%
Other	**430**	**9%**	7%	6%
Total	**656**			

Expenses

Media programming and production expenses. Media programming and production expenses decreased $10 million in 2025, when compared to the same period in 2024, primarily due to a decrease in consulting and litigation expenses of $9 million, including the reversal of approximately $3 million previously expensed as a result of the FCC consent decree that is further discussed in *Litigation, Claims, and Regulatory Matters* under *Note 11. Commitments and Contingencies* within *Sinclair's Consolidated Financial Statements.*

Media selling, general and administrative expenses. Media selling, general and administrative expenses decreased $76 million during 2025, when compared to the same period in 2024, primarily due to a $22 million decrease in national sales commissions, a $13 million decrease in both employee compensation cost and in costs relating to our digital business, respectively, reversal of approximately $10 million previously expensed as a result of the FCC consent decree, as further discussed in *Litigation, Claims, and Regulatory Matters* under *Note 11. Commitments and Contingencies* within *Sinclair's Consolidated Financial Statements*, a $9 million decrease in trade related expenses, and an $8 million decrease in credit card fees.

Corporate general and administrative expenses. See explanation under *Corporate and Unallocated Expenses.*

Gain on asset dispositions and other, net. Gain on asset dispositions and other, net increased $6 million in 2025, when compared to the same period in 2024, primarily due to an increase of $20 million in proceeds related to our cyber and directors and officers' insurance policies. Additionally, for the year ended December 31, 2025, we recognized a loss related to the sale of certain of our stations of approximately $8 million compared to a gain of $4 million for the year ended December 31, 2024 related to the sale of certain broadcast related assets. See *Acquisitions and Station Disposals* under *Note 1. Nature of Operations and Summary of Significant Accounting Policies* within *Sinclair's Consolidated Financial Statements.*

SINCLAIR, INC. RESULTS OF OPERATIONS

Depreciation and amortization expenses. Depreciation of property and equipment and amortization of definite-lived intangibles and other assets decreased $4 million during 2025, when compared to the same period in 2024, primarily due to assets retired during 2025.

Interest expense including amortization of debt discount and deferred financing costs. Interest expense increased $91 million in 2025, when compared to the same period in 2024, primarily due to the Transactions, as defined and described in *Credit Agreements and Notes* under *Note 6. Notes Payable and Commercial Bank Financing* within *Sinclair's Consolidated Financial Statements*. Included in interest expense for the year ended December 31, 2025 is $68 million of one-time financing costs that will not recur in future periods.

Gain on extinguishment of debt. Gain on extinguishment of debt increased $5 million in 2025, when compared to the same period in 2024, primarily due to gains on extinguishment of the 5.125% Senior Notes due 2027 and 4.125% Senior Secured Notes due 2030 of $7 million of $5 million, respectively, offset by a loss on extinguishment of the Term Loan B-2 of $6 million. See *Credit Agreements and Notes* under *Note 6. Notes Payable and Commercial Bank Financing* within *Sinclair's Consolidated Financial Statements*.

Other income, net. Other income, net decreased $32 million in 2025, when compared to the same period in 2024, primarily due to a $26 million gain related to the sale of certain broadcast related assets that occurred in 2024 versus a loss of $3 million in 2025.

SINCLAIR, INC. RESULTS OF OPERATIONS

Tennis Segment

The following table sets forth our revenue and expenses for our tennis segment for the periods presented (in millions):

	2025		2024		2023	Percent Change Increase / (Decrease)	
						'25 vs.'24	'24 vs.'23
Revenue:							
Distribution revenue	$	216	$	203	$ 189	6%	7%
Core advertising revenue		45		39	37	15%	5%
Other media revenue		4		5	2	(20)%	n/m
Media revenue	$	265	$	247	$ 228	7%	8%
Operating Expenses:							
Media programming and production expenses	$	125	$	125	$ 115	—%	9%
Media selling, general and administrative expenses (a)		65		53	41	23%	29%
Depreciation and amortization expenses		21		21	21	—%	—%
Corporate general and administrative expenses		2		2	1	—%	n/m
Operating income	$	52	$	46	$ 50	13%	(8)%

n/m - not meaningful

(a) Includes $10 million, $9 million, and $6 million for years ended December 31, 2025, 2024, and 2023, respectively, of intercompany expense related to certain advertising services provided by the local media segment, which is eliminated in consolidation.

Revenue

Distribution revenue. Distribution revenue, which represents fees earned from Distributors for the right to distribute Tennis Channel, increased $13 million or 6% in 2025, when compared to the same period in 2024. The increase was primarily due to mid-teen percentage increases in contractual rates and a high single-digit percentage increase in TennisChannel 2 subscriptions, partially offset by a decrease in subscribers by low-teen percentages for the period.

Core advertising revenue. Core advertising revenue is primarily generated from sales of commercial time within Tennis Channel programming. Core advertising revenue increased $6 million in 2025, when compared to the same period in 2024, primarily due to stronger linear sales, as well as higher advertising sales within the TennisChannel 2 platform as a result of increased subscribers.

Expenses

Media programming and production expenses. Media programming and production expenses remained flat in 2025, when compared to the same period in 2024.

Media selling, general and administrative expenses. Media selling, general and administrative expenses increased $12 million in 2025, when compared to the same period in 2024, primarily due to an increase in costs associated with the launch of the TennisChannel 2 platform and an increase in expenses related to certain services provided by the local media segment, which is eliminated in consolidation.

Corporate general and administrative expenses. See explanation under *Corporate and Unallocated Expenses.*

SINCLAIR, INC. RESULTS OF OPERATIONS

Other

The following table sets forth our revenue and expenses for our non-broadcast digital and internet solutions, technical sales and services, and non-media investments (collectively, "Other") for the years ended December 31, 2025, 2024, and 2023 (in millions):

	2025	2024	2023	Percent Change Increase / (Decrease)	
				'25 vs.'24	'24 vs.'23
Revenue:					
Media revenue (a)	$ 135	$ 33	$ 28	n/m	18%
Non-media revenue (b)	$ 31	$ 43	$ 34	(28)%	26%
Operating Expenses:					
Media expenses (c)	$ 109	$ 21	$ 35	n/m	(40)%
Non-media expenses (d)	$ 43	$ 48	$ 39	(10)%	23%
(Gain) loss on asset dispositions and other, net	$ (10)	$ (2)	$ 18	n/m	n/m
Operating income (loss)	$ 17	$ 4	$ (44)	n/m	n/m
Income from equity method investments	$ 64	$ 121	$ 31	(47)%	n/m
Other expense, net	$ (12)	$ (14)	$ (80)	(14)%	(83)%

n/m — not meaningful

(a) Media revenue for the years ended December 31, 2025, 2024, and 2023 includes $22 million, $13 million, and $8 million, respectively, of intercompany revenue related to certain services and sales provided to the local media segment, which are eliminated in consolidation.

(b) Non-media revenue for the year ended December 31, 2025, 2024, and 2023 includes $4 million, $6 million, and $6 million, respectively, of intercompany revenue related to certain services and sales provided to the local media segment, which are eliminated in consolidation.

(c) Media expenses for the year ended December 31, 2023 include $2 million of intercompany expenses primarily related to certain services provided by the local media segment, which are eliminated in consolidation.

(d) Non-media expenses for the years ended December 31, 2025, 2024, and 2023 include $3 million, $3 million, and $4 million, respectively, of intercompany expenses related to certain services provided by the local media segment, which are eliminated in consolidation.

Revenue. Media revenue increased $102 million during 2025, when compared to the same period in 2024, primarily due to an increase in advertising revenue related to the acquisition of Digital Remedy, as discussed in *Acquisitions and Station Disposals* under *Note 1. Nature of Operations and Summary of Significant Accounting Policies* within *Sinclair's Consolidated Financial Statements.* Non-media revenue decreased $12 million during 2025, when compared to the same period in 2024, primarily due to lower sales within our consolidated real estate investments and a decrease in broadcast equipment sales.

Expenses. Media expenses increased $88 million during 2025, when compared to the same period in 2024, primarily due to an increase in selling, general and administrative expenses related to the acquisition of Digital Remedy, as discussed in *Acquisitions and Station Disposals* under *Note 1. Nature of Operations and Summary of Significant Accounting Policies* within *Sinclair's Consolidated Financial Statements.* Non-media expenses decreased $5 million during 2025, when compared to the same period in 2024, primarily due to a decrease in expenses associated with lower broadcast equipment sales.

(Gain) loss on asset dispositions and other, net. Gain on asset dispositions and other, net increased $8 million during 2025, when compared to the same period in 2024, primarily due to an increase in proceeds related to our directors and officers insurance policies.

Income from equity method investments. Income from equity method investments decreased $57 million during 2025, when compared to the same period in 2024, primarily due to a $93 million gain on the sale of our interest in a sports media and marketing business in 2024, partially offset by gains related to real estate investments in 2025, which are included in income from equity method investments in our consolidated statements of operations.

Other expense, net. Other expense, net remained relatively flat during 2025, when compared to the same period in 2024.

SINCLAIR, INC. RESULTS OF OPERATIONS

Corporate and Unallocated Expenses

The following table presents our corporate and unallocated expenses for the years ended December 31, 2025, 2024, and 2023 (in millions):

	2025	2024	2023	Percent Change Increase/ (Decrease) '25 vs.'24	'24 vs.'23
Corporate general and administrative expenses	$ 185	$ 185	$ 694	—%	(73)%
Loss on deconsolidation of subsidiary	$ —	$ —	$ 10	n/m	n/m
(Gain) loss on asset dispositions and other, net	$ (19)	$ (20)	$ 3	(5)%	n/m
Income tax benefit (provision)	$ 54	$ (76)	$ 358	n/m	n/m

n/m — not meaningful

The table above and explanations that follow cover total consolidated corporate and unallocated expenses.

Corporate general and administrative expenses. Corporate general and administrative expenses remained flat in 2025, when compared to the same period in 2024.

(Gain) loss on asset dispositions and other, net. For the year ended December 31, 2025, we recognized a loss of $8 million related to our station sales and an expense of $15 million related to the Marquee guarantee as discussed in *Debt of Variable Interest Entities and Guarantees of Third-Party Obligations* under *Note 6. Notes Payable and Commercial Bank Financing* within *Sinclair's Consolidated Financial Statements*. These losses were offset by gains of $45 million related to proceeds from our cyber and directors and officers' insurance policies, which are further discussed above in *Local Media Segment* and *Other* under *Management's Discussion and Analysis of Financial Condition and Results of Operations*.

Income tax benefit (provision). The 2025 income tax benefit for our pre-tax loss of $153 million resulted in an effective tax rate of 35.6%. The 2024 income tax provision for our pre-tax income of $395 million resulted in an effective tax rate of 19.1%. The increase in the effective tax rate from 2024 to 2025 is primarily due to the 2025 benefit from the release of valuation allowance on deferred tax assets as a result of a change in recent years from cumulative loss to cumulative earnings in certain state jurisdictions.

As of December 31, 2025, we had a net deferred tax liability of $213 million as compared to a net deferred tax liability of $335 million as of December 31, 2024. The decrease in net deferred tax liability primarily relates to the exit of our investment in Diamond Sports Intermediate Holdings LLC and its subsidiaries ("Diamond").

As of December 31, 2025 and 2024, we had $15 million of gross unrecognized tax benefits, all of which, if recognized, would favorably affect our effective tax rate. We recognized $1 million of income tax expense for interest related to uncertain tax positions for each of the years ended December 31, 2025 and 2024. See *Note 10. Income Taxes* within *Sinclair's Consolidated Financial Statements* for further information.

SINCLAIR BROADCAST GROUP, LLC RESULTS OF OPERATIONS

SINCLAIR BROADCAST GROUP, LLC RESULTS OF OPERATIONS

Any references to the first, second, third, or fourth quarters are to the three months ended March 31, June 30, September 30, or December 31, respectively, for the year being discussed. As of December 31, 2025, SBG had one reportable segment for accounting purposes, local media.

Seasonality / Cyclicality

The operating results of SBG's local media segment are usually subject to cyclical fluctuations from political advertising. In even numbered years, political spending is usually significantly higher than in odd numbered years due to advertising expenditures preceding local and national elections. Additionally, every four years, political spending is usually elevated further due to advertising expenditures preceding the presidential election. Also, the second and fourth quarters' operating results are usually higher than the first and third quarters' operating results because advertising expenditures are increased in anticipation of certain seasonal and holiday spending by consumers.

Consolidated Operating Data

The following table sets forth certain of SBG's consolidated operating data for the years ended December 31, 2025, 2024, and 2023 (in millions).

	Years Ended December 31,		
	2025	**2024**	**2023**
Media revenue	**$ 2,774**	$ 3,254	$ 2,968
Non-media revenue	**—**	—	10
Total revenue	**2,774**	3,254	2,978
Media programming and production expenses	**1,526**	1,536	1,543
Media selling, general and administrative expenses	**666**	742	719
Depreciation and amortization expenses	**227**	231	252
Amortization of program costs	**74**	74	80
Non-media expenses	**8**	8	24
Corporate general and administrative expenses	**118**	123	654
Loss on deconsolidation of subsidiary	**—**	—	10
Gain on asset dispositions and other, net	**(8)**	(18)	(2)
Operating income (loss)	**$ 163**	$ 558	$ (302)
Net (loss) income attributable to SBG	**$ (161)**	$ 229	$ (257)

A discussion regarding SBG's financial results and operations for the year ended December 31, 2025 compared to the year ended December 31, 2024 is presented below. A discussion regarding SBG's financial results and operations for the year ended December 31, 2024 compared to the year ended December 31, 2023 can be found under Item 7 of Part II of the 2024 Annual Report, which is available free of charge on the SEC's website at www.sec.gov and our Investor Relations website at www.sbgi.net/investor-relations.

SINCLAIR BROADCAST GROUP, LLC RESULTS OF OPERATIONS

Local Media Segment

Refer to *Local Media Segment* above under *Sinclair's Results of Operations* for a discussion of SBG's local media segment, which is the same as Sinclair's local media segment for all of the years ended December 31, 2025, 2024, and 2023.

As of December 31, 2025 the unrestricted subsidiaries (as defined in the New Credit Agreement, "Unrestricted Subsidiaries") represented 1% of SBG's total assets. For the year ended December 31, 2025, the Unrestricted Subsidiaries represented 0% of SBG's total revenue and decreased SBG's total operating income by 1%.

As of December 31, 2025 and for the year ended December 31, 2025, SBG had no restricted subsidiaries that were non-guarantors (as defined in the New Credit Agreement).

Other

The following table sets forth SBG's revenue and expenses for tennis, non-broadcast digital and internet solutions, technical services, and non-media investments (collectively, "Other") for the year ended December 31, 2023 (in millions):

	For the Period January 1, 2023 to May 31, 2023
	(e)
Revenue:	
Distribution revenue	$ 76
Core advertising revenue	29
Other media revenue	3
Media revenue (a)	$ 108
Non-media revenue (b)	$ 11
Operating Expenses:	
Media expenses (c)	$ 86
Non-media expenses (d)	$ 10
Loss on asset dispositions and other, net	$ 13
Income from equity method investments	$ 31

n/m — not meaningful

(a) Media revenue for the year ended December 31, 2023 includes $3 million of intercompany revenue related to certain services and sales provided to the local media segment, which is eliminated in consolidation.

(b) Non-media revenue for the year ended December 31, 2023 includes $1 million of intercompany revenue related to certain services and sales provided to the local media segment, which is eliminated in consolidation.

(c) Media expenses for the year ended December 31, 2023 include $1 million of intercompany expenses primarily related to certain services provided by the local media segment, which is eliminated in consolidation.

(d) Non-media expenses for the year ended December 31, 2023 include $1 million of intercompany expenses related to certain services provided by the local media segment, which is eliminated in consolidation.

(e) Represents the activity prior to the Reorganization on June 1, 2023. There was no reportable activity for the June through December period in the year ended December 31, 2023 following the Reorganization on June 1, 2023. See *Company Reorganization* under *Note 1. Nature of Operations and Summary of Significant Accounting Policies* within *SBG's Consolidated Financial Statements.*

SINCLAIR BROADCAST GROUP, LLC RESULTS OF OPERATIONS

Corporate and Unallocated Expenses

The following table presents SBG's corporate and unallocated expenses for the years ended December 31, 2025, 2024, and 2023 (in millions):

	2025	2024	2023	Percent Change Increase/ (Decrease) '25 vs.'24	'24 vs.'23
Corporate general and administrative expenses	$ 118	$ 123	$ 654	(4)%	(81)%
Loss on deconsolidation of subsidiary	$ —	$ —	$ 10	n/m	n/m
Gain on asset dispositions and other, net	$ (8)	$ (18)	$ (2)	(56)%	n/m
Income tax benefit (provision)	$ 63	$ (60)	$ 359	n/m	n/m

n/m — not meaningful

The table above and explanations that follow cover SBG's total consolidated corporate and unallocated expenses.

Corporate general and administrative expenses. Corporate general and administrative expenses decreased $5 million in 2025, when compared to the same period in 2024, primarily due to a decrease in legal, consulting, and regulatory costs, primarily related to the litigation discussed under *Note 10. Commitments and Contingencies* within *SBG's Consolidated Financial Statements.*

Gain on asset dispositions and other, net. For the year ended December 31, 2025, SBG recognized a loss of $8 million related to station sales and an expense of $15 million related to the Marquee guarantee as discussed in *Debt of Variable Interest Entities and Guarantees of Third-Party Obligations* under *Note 6. Notes Payable and Commercial Bank Financing* within *SBG's Consolidated Financial Statements.* These losses were offset by gains of $35 million related to proceeds from SBG's cyber and directors and officers' insurance policies, which are further discussed in *Local Media Segment* under *Management's Discussion and Analysis of Financial Condition and Results of Operations* under *Sinclair, Inc.'s Results of Operations.*

Income tax benefit (provision). The 2025 income tax benefit for SBG's pre-tax loss of $218 million resulted in an effective tax rate of 28.9%. The 2024 income tax benefit for SBG's pre-tax income of $295 million resulted in an effective tax rate of 20.3%. The increase in the effective tax rate from 2024 to 2025 is primarily due to the 2025 benefit from the release of valuation allowance on deferred tax assets as a result of a change in recent years from cumulative loss to cumulative earnings in certain state jurisdictions.

As of December 31, 2025, SBG had a net deferred tax liability of $255 million as compared to a net deferred tax liability of $373 million as of December 31, 2024. The decrease in net deferred tax liability primarily relates to the exit of SBG's investment in Diamond.

As of December 31, 2025, SBG had $14 million of gross unrecognized tax benefits, all of which, if recognized, would favorably affect SBG's effective tax rate. As of December 31, 2024, SBG had $13 million of gross unrecognized tax benefits, all of which, if recognized, would favorably affect SBG's effective tax rate. SBG recognized $1 million of income tax expense for interest related to uncertain tax positions for each of the years ended December 31, 2025 and 2024. See *Note 9. Income Taxes* within *SBG's Consolidated Financial Statements* for further information.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2025, Sinclair had net working capital of approximately $997 million, including $866 million in cash and cash equivalent balances and approximately $612.5 million of available borrowing capacity, including $575 million under the New Credit Agreement and $37.5 million under the bank credit agreement amended as of February 12, 2025 (the "Amended Credit Agreement"). As of December 31, 2025, cash on hand, cash generated by Sinclair's operations, and borrowing capacity under the New Credit Agreement and the Amended Credit Agreement were used as Sinclair's primary sources of liquidity.

As of December 31, 2025, SBG had net working capital of approximately $521 million, including $401 million in cash and cash equivalent balances and approximately $612.5 million of available borrowing capacity, including $575 million under the New Credit Agreement and $37.5 million under the Amended Credit Agreement. As of December 31, 2025, cash on hand, cash generated by SBG's operations, and borrowing capacity under the New Credit Agreement and Amended Credit Agreement were used as SBG's primary sources of liquidity.

The First-Out Revolving Credit Facility (as defined and described in *Credit Agreements and Notes* under *Note 6. Notes Payable and Commercial Bank Financing* within *Sinclair's Consolidated Financial Statements* and *Credit Agreements and Notes* under *Note 6. Notes Payable and Commercial Bank Financing* within *SBG's Consolidated Financial Statements)* includes a financial maintenance covenant, the first-out first lien leverage ratio (as defined in the New Credit Agreement), which requires such ratio not to exceed 3.5x, measured as of the end of each fiscal quarter, which is only applicable if 35% or more of the capacity (as a percentage of total commitments) under the First-Out Revolving Credit Facility, measured as of the last day of each fiscal quarter, is utilized as of such date. Since there was no utilization under the First-Out Revolving Credit Facility as of December 31, 2025, STG was not subject to the financial maintenance covenant under the New Credit Agreement. As of December 31, 2025, the STG first-out first lien leverage ratio was below 3.5x. The New Credit Agreement contains other restrictions and covenants with which STG was in compliance as of December 31, 2025.

During the year ended December 31, 2025, STG completed the Transactions, as described in *Credit Agreements and Notes* under *Note 6. Notes Payable and Commercial Bank Financing* within *Sinclair's Consolidated Financial Statements* and *Credit Agreements and Notes* under *Note 6. Notes Payable and Commercial Bank Financing* within *SBG's Consolidated Financial Statements,* including a new money financing and debt recapitalization, which strengthened the Company's balance sheet and better positioned it for long-term growth. STG's nearest term maturity, Term Loan B-2 due 2026, was repaid with proceeds from the issuance of STG's 8.125% first-out first lien secured notes due 2033, along with the extension of maturities of other debt tranches, which significantly extended STG's maturity profile. See *Credit Agreements and Notes* under *Note 6. Notes Payable and Commercial Bank Financing* within *Sinclair's Consolidated Financial Statements* and *Credit Agreements and Notes* under *Note 6. Notes Payable and Commercial Bank Financing* within *SBG's Consolidated Financial Statements*, for further information.

In April 2025, STG repurchased $81 million aggregate principal amount of the 5.125% Senior Notes due 2027 for consideration of $77 million. In October 2025, STG repurchased the remaining $89 million aggregate principal amount of the 5.125% Senior Notes due 2027 for consideration of $89 million. The 5.125% Senior Notes due 2027 acquired in 2025 were canceled immediately following their acquisition.

On November 6, 2025, STG and one of its subsidiaries entered into a three-year, up to $375 million revolving accounts receivable securitization facility (the "A/R Facility") with Wells Fargo Bank, N.A., as administrative agent ("Wells"), which matures on November 6, 2028, in order to enable STG to raise incremental, low-cost capital. The amount of actual availability under the A/R Facility is subject to change based on the level of eligible receivables sold by certain subsidiaries of STG identified therein (the "Originators") to STG. Eligibility of the receivables is determined by a variety of factors, including, but not limited to, credit ratings of the Originators' customers, customer concentration levels, and certain characteristics of the accounts receivable being transferred. As of December 31, 2025, the total amount outstanding under the A/R Facility was $375 million.

For the year ending December 31, 2026, Sinclair and SBG expect capital expenditures to be with the range of $75 million to $80 million and $72 million to $77 million, respectively, primarily related to station technical, maintenance, and building projects.

LIQUIDITY AND CAPITAL RESOURCES

Sinclair and SBG have various contractual obligations which are recorded as liabilities in Sinclair's and SBG's consolidated financial statements, such as notes payable, finance leases, and commercial bank financing; operating leases; and active television program contracts. Certain other contractual obligations have not been recognized as liabilities in Sinclair's and SBG's consolidated financial statements, such as certain future television program contracts and network programming rights. Active television program contracts are included in Sinclair's and SBG's balance sheets as an asset and liability while future television program contracts are excluded until the cost is known, the program is available for its first showing or telecast, and the licensee has accepted the program. Industry protocol typically enables us to make payments for television program contracts on a three-month lag, which differs from the contractual timing. As of December 31, 2025, Sinclair's and SBG's significant contractual obligations included:

Sinclair:

- Total debt of Sinclair, defined as current and long-term notes payable, finance leases, and commercial bank financing, including finance leases of affiliates, of $4,383 million, including current debt, due within the next 12 months, of $25 million.

- Interest due on Sinclair's total debt in the next twelve months of $318 million, including interest estimated on Sinclair's variable rate debt calculated at an effective weighted average interest rate of 7.17% as of December 31, 2025.

- Sinclair's contractual amounts owed through the expiration date of the underlying agreement for active and future television program contracts, network programming rights, and Tennis programming rights of $1,577 million, including $1,006 million due within the next 12 months. Network programming agreements may include variable fee components such as subscriber levels, which in certain circumstances have been estimated and reflected in the previous amounts based on current subscriber amounts.

SBG:

- Total debt of SBG, defined as current and long-term notes payable, finance leases, and commercial bank financing, including finance leases of affiliates, of $4,383 million, including current debt, due within the next 12 months, of $25 million.

- Interest due on SBG's total debt in the next twelve months of $318 million, including interest estimated on SBG's variable rate debt calculated at an effective weighted average interest rate of 7.17% as of December 31, 2025.

- SBG's contractual amounts owed through the expiration date of the underlying agreement for active and future television program contracts and network programming rights of $1,052 million, including $934 million due within the next 12 months. Network programming agreements may include variable fee components such as subscriber levels, which in certain circumstances have been estimated and reflected in the previous amounts based on current subscriber amounts.

See *Note 6. Notes Payable and Commercial Bank Financing*, *Note 7. Leases*, and *Note 8. Program Contracts* within *Sinclair's Consolidated Financial Statements* and *Note 6. Notes Payable and Commercial Bank Financing*, *Note 7. Leases*, and *Note 8. Program Contracts* within *SBG's Consolidated Financial Statements* for further information.

Sinclair and SBG anticipate that existing cash and cash equivalents, cash flow from the local media segment's operations, borrowing capacity under the New Credit Agreement, the Amended Credit Agreement, and the A/R Facility will be sufficient to satisfy the local media segment's debt service obligations, capital expenditure requirements, and working capital needs for the next twelve months. Sinclair anticipates that existing cash and cash equivalents and cash flow from SBG, the tennis segment and other's operations will be sufficient to satisfy SBG's, the tennis segment's and other's debt service obligations, capital expenditure requirements, and working capital needs for the next twelve months. However, certain factors, including but not limited to the war in Ukraine, conflict in the Middle East, and other geopolitical matters, natural disasters, and pandemics, and their resulting effect on the economy, Sinclair's and SBG's advertisers, and Sinclair's and SBG's Distributors and their subscribers, could affect Sinclair's and SBG's liquidity and first lien leverage ratio which could affect Sinclair's and SBG's ability to access the full borrowing capacity under the New Credit Agreement. In addition to the sources described above, Sinclair and SBG may rely upon various sources for long-term liquidity needs, such as but not limited to, the issuance of long-term debt, the issuance of Sinclair equity, for Sinclair only, the issuance of Ventures equity or debt, or other instruments convertible into or exchangeable for Sinclair equity, or the sale of assets. However, there can be no assurance that additional financing or capital or buyers of assets will be available, or that the terms of any transactions will be acceptable or advantageous to Sinclair or SBG.

LIQUIDITY AND CAPITAL RESOURCES

Sinclair, Inc. Sources and Uses of Cash

The following table sets forth Sinclair's cash flows for the years ended December 31, 2025, 2024, and 2023 (in millions):

	2025	2024	2023
Net cash flows from operating activities	$ 189	$ 98	$ 235
Cash flows (used in) from investing activities:			
Acquisition of property and equipment	$ (74)	$ (84)	$ (92)
Acquisition of businesses, net of cash acquired	(29)	—	—
Purchases of investments	(51)	(50)	(72)
Distributions and proceeds from investments	30	203	206
Other, net	4	8	10
Net cash flows (used in) from investing activities	$ (120)	$ 77	$ 52
Cash flow from (used in) financing activities:			
Proceeds from notes payable and commercial bank financing	$ 1,805	$ —	$ —
Repayments of notes payable, commercial bank financing and finance leases	(1,515)	(61)	(85)
Repurchase of outstanding Class A Common Stock	—	—	(153)
Dividends paid on Class A and Class B Common Stock	(69)	(66)	(65)
Repurchase of redeemable subsidiary preferred equity	—	—	(190)
Debt issuance costs	(96)	—	—
Distributions to noncontrolling interests	(17)	(12)	(13)
Other, net	(8)	(1)	(3)
Net cash flows from (used in) financing activities	$ 100	$ (140)	$ (509)

Operating Activities

Net cash flows from Sinclair's operating activities increased for the year ended December 31, 2025, when compared to the same period in 2024, primarily due to cash receipts from insurance policies in the current period, a decrease in production costs, and the litigation settlement payment to Diamond Sports Group, LLC ("DSG") that occurred in the prior period, partially offset by a decrease in cash collections from Distributors, a decrease in cash collections related to political revenue, and an increase in overhead costs.

Investing Activities

Net cash flows used in Sinclair's investing activities increased for the year ended December 31, 2025, when compared to the same period in 2024, primarily due to a decrease in the distributions and proceeds from investments and the acquisition of Digital Remedy in the first quarter of 2025.

Financing Activities

Net cash flows from Sinclair's financing activities increased for the year ended December 31, 2025, when compared to the same period in 2024, primarily due to draws under the A/R Facility in the fourth quarter of 2025 and the Transactions during the first quarter of 2025, partially offset by the repurchase of the 5.125% Senior Notes due 2027 during the second and fourth quarters of 2025. See *Note 6. Notes Payable and Commercial Bank Financing* within *Sinclair's Consolidated Financial Statements* for further information related to the A/R Facility, the Transactions, and the repurchase of the 5.125% Senior Notes due 2027.

LIQUIDITY AND CAPITAL RESOURCES

Sinclair Broadcast Group, LLC Sources and Uses of Cash

The following table sets forth SBG's cash flows for the years ended December 31, 2025, 2024, and 2023 (in millions):

	2025	2024	2023
Net cash flows from operating activities	$ 98	$ 71	$ 260
Cash flows (used in) from investing activities:			
Acquisition of property and equipment	$ (73)	$ (80)	$ (90)
Purchases of investments	(1)	(4)	(39)
Distributions and proceeds from investments	—	43	204
Other, net	4	3	9
Net cash flows (used in) from investing activities	$ (70)	$ (38)	$ 84
Cash flow from (used in) financing activities:			
Proceeds from notes payable and commercial bank financing	$ 1,805	$ —	$ —
Repayments of notes payable, commercial bank financing and finance leases	(1,515)	(61)	(85)
Repurchase of outstanding Old Sinclair Class A Common Stock	—	—	(153)
Dividends paid on Old Sinclair Class A and Class B Common Stock	—	—	(18)
Repurchase of redeemable subsidiary preferred equity	—	—	(190)
Debt issuance costs	(96)	—	—
(Distributions to) contributions from member, net	(102)	10	(448)
Distributions to noncontrolling interests	(10)	(10)	(12)
Other, net	—	—	(3)
Net cash flows from (used in) financing activities	$ 82	$ (61)	$ (909)

Operating Activities

Net cash flows from SBG's operating activities increased for the year ended December 31, 2025, when compared to the same period in 2024, primarily due to cash receipts from insurance policies in the current period, a decrease in production and overhead costs, and the the litigation settlement payment to DSG that occurred in the prior period, partially offset by a decrease in cash collections from Distributors and a decrease in cash collections related to political revenue.

Investing Activities

Net cash flows used in SBG's investing activities increased for the year ended December 31, 2025, when compared to the same period in 2024, primarily due to a decrease in distributions and proceeds from the sale of broadcast investments, partially offset by a decrease in the acquisition of property and equipment in the current period.

Financing Activities

Net cash flows from SBG's financing activities increased for the year ended December 31, 2025, when compared to the same period in 2024, primarily due to draws under the A/R Facility in the fourth quarter of 2025 and the Transactions during the first quarter of 2025, partially offset by the repurchase of the 5.125% Senior Notes due 2027 during the second and fourth quarters of 2025. See *Note 6. Notes Payable and Commercial Bank Financing* within *SBG's Consolidated Financial Statements* for further information related to the A/R Facility, the Transactions, and the repurchase of the 5.125% Senior Notes due 2027.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Sinclair and SBG are exposed to market risk from changes in interest rates and consider entering into derivative instruments primarily for the purpose of reducing the impact of changing interest rates on our floating rate debt and to reduce the impact of changing fair market values on Sinclair's and SBG's fixed rate debt. See *Note 6. Notes Payable and Commercial Bank Financing* within each of *Sinclair's Consolidated Financial Statements* and *SBG's Consolidated Financial Statements* for further discussion. During the year ended December 31, 2023, STG entered into an interest rate swap effective February 7, 2023 and terminating on February 28, 2026 in order to manage a portion of STG's exposure to variable interest rates. The swap agreement has a notional amount of $600 million, bears a fixed interest rate of 3.9%, and STG receives a floating rate of interest based on SOFR. See *Hedge Accounting* in *Note 1. Nature of Operations and Summary of Significant Accounting Policies* and *Interest Rate Swap* in *Note 6. Notes Payable and Commercial Bank Financing* within *Sinclair's Consolidated Financial Statements*. See *Hedge Accounting* in *Note 1. Nature of Operations and Summary of Significant Accounting Policies* and *Interest Rate Swap* in *Note 6. Notes Payable and Commercial Bank Financing* within *SBG's Consolidated Financial Statements*.

Sinclair and SBG are exposed to risk from the changing interest rates of their variable rate debt issued under the New Credit Agreement, Amended Credit Agreement, and A/R Facility. Based on Sinclair's and SBG's total variable rate debt under the New Credit Agreement, Amended Credit Agreement, and A/R Facility as of December 31, 2025 of $1,810 million, Sinclair and SBG estimate that adding 1% to respective interest rates would result in an increase in each of Sinclair's and SBG's interest expense of $18 million, exclusive of any impact of our interest rate swap.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

SINCLAIR, INC.

Sinclair's Class A Common Stock is listed for trading on the NASDAQ stock market under the symbol "SBGI". Sinclair's Class B Common Stock is not traded on a public trading market or quotation system.

As of February 26, 2026, there are approximately 32 shareholders of record of Sinclair's Class A Common Stock. Many of Sinclair's shares of Class A Common Stock are held by brokers and institutions on behalf of stockholders. We are unable to estimate the total number of stockholders represented by these record holders.

We intend to pay regular quarterly dividends to our stockholders, although all future dividends on our Common Stock, if any, will be at the discretion of the Board and will depend on several factors including our results of operations, cash requirements and surplus, financial condition, covenant restrictions, and other factors that the Board may deem relevant.

In February 2026, Sinclair declared a quarterly cash dividend of $0.25 per share.

See *Note 2. Stock-Based Compensation Plans* within *Sinclair's Consolidated Financial Statements* for discussion of our stock-based compensation plans.

Comparative Stock Performance

The graph below matches Sinclair, Inc.'s cumulative 5-Year total shareholder return on common stock with the cumulative total returns of the NASDAQ Composite index and the NASDAQ Telecommunications index. The graph tracks the performance of a $100 investment in our common stock and in each index (with the reinvestment of all dividends) from December 31, 2020 to December 31, 2025.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Sinclair, Inc., the NASDAQ Composite Index
and the NASDAQ Telecommunications Index

*$100 invested on 12/31/20 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Company/Index/Market	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024	12/31/2025
Sinclair, Inc.	100.00	85.21	52.24	47.12	62.57	**63.55**
NASDAQ Composite Index	100.00	122.18	82.43	119.22	154.48	**187.14**
NASDAQ Telecommunications Index	100.00	102.14	74.69	82.63	93.76	**107.59**

Stock Repurchases

For the quarter ended December 31, 2025: None

SINCLAIR BROADCAST GROUP, LLC

Not applicable.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures and Internal Control over Financial Reporting

Each of Sinclair's and SBG's management, under the supervision and with the participation of its respective Chief Executive Officer and Chief Financial Officer, evaluated the design and effectiveness of its disclosure controls and procedures and its internal control over financial reporting as of December 31, 2025.

The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to provide reasonable assurance that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to provide reasonable assurance that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to our management, including its principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The term "internal control over financial reporting," as defined in Rules 13a-15d-15(f) under the Exchange Act, means a process designed by, or under the supervision of Sinclair's and SBG's Chief Executive Officer and Chief Financial Officer and effected by its Board of Directors or Board of Managers, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles ("GAAP") and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of Sinclair's and SBG's assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that our receipts and expenditures are being made in accordance with authorizations of management or its Board of Directors or Board of Managers; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Sinclair's and SBG's assets that could have a material adverse effect on Sinclair's and SBG's financial statements.

Assessment of Effectiveness of Disclosure Controls and Procedures

Based on the evaluation of its disclosure controls and procedures as of December 31, 2025, each of Sinclair's and SBG's Chief Executive Officer and Chief Financial Officer concluded that, as of such date, Sinclair's and SBG's disclosure controls and procedures were effective at the reasonable assurance level.

Report of Management on Internal Control over Financial Reporting

Sinclair's and SBG's management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of Sinclair's and SBG's management, including Sinclair's and SBG's Chief Executive Officer and Chief Financial Officer, Sinclair and SBG assessed the effectiveness of its internal control over financial reporting as of December 31, 2025 based on the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) ("COSO"). Based on Sinclair's and SBG's assessment, Sinclair's and SBG's management has concluded that, as of December 31, 2025, Sinclair's and SBG's internal control over financial reporting was effective based on those criteria.

The effectiveness of Sinclair's and SBG's internal control over financial reporting as of December 31, 2025 have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their reports which are included herein.

Changes in Internal Control over Financial Reporting

There have been no changes in Sinclair's and SBG's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, Sinclair's and SBG's internal control over financial reporting.

Limitations on the Effectiveness of Controls

Management, including each of Sinclair's and SBG's Chief Executive Officer and Chief Financial Officer, do not expect that Sinclair's and SBG's disclosure controls and procedures or its internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within each company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management's override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

SINCLAIR, INC.
CONSOLIDATED BALANCE SHEETS
(In millions, except share and per share data)

As of December 31,	2025	2024
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 866	$ 697
Accounts receivable, net of allowance for doubtful accounts of $5 and $6, respectively	687	637
Income taxes receivable	—	5
Prepaid expenses and other current assets	147	146
Total current assets	1,700	1,485
Property and equipment, net	655	705
Operating lease assets	110	123
Goodwill	2,085	2,082
Indefinite-lived intangible assets	149	150
Customer relationships, net	269	302
Other definite-lived intangible assets, net	264	328
Other assets	717	710
Total assets (a)	$ 5,949	$ 5,885
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts payable and accrued liabilities	$ 496	$ 416
Income taxes payable	21	—
Current portion of notes payable, finance leases and commercial bank financing	25	38
Current portion of operating lease liabilities	24	22
Current portion of program contracts payable	70	69
Other current liabilities	67	60
Total current liabilities	703	605
Notes payable, finance leases and commercial bank financing, less current portion	4,358	4,091
Operating lease liabilities, less current portion	112	130
Program contracts payable, less current portion	13	13
Deferred tax liabilities	213	335
Other long-term liabilities	180	195
Total liabilities (a)	5,579	5,369
Commitments and contingencies (See *Note 11*)		
Shareholders' equity:		
Class A Common Stock, $0.01 par value, 500,000,000 shares authorized, 45,979,350 and 42,642,126 shares issued and outstanding, respectively	1	1
Class B Common Stock, $0.01 par value, 140,000,000 shares authorized, 23,755,236 and 23,775,056 shares issued and outstanding, respectively, convertible into Class A Common Stock	—	—
Additional paid-in capital	613	570
(Accumulated deficit) retained earnings	(171)	10
Accumulated other comprehensive income	—	2
Total Sinclair shareholders' equity	443	583
Noncontrolling interests	(73)	(67)
Total equity	370	516
Total liabilities and equity	$ 5,949	$ 5,885

The accompanying notes are an integral part of these consolidated financial statements.

(a) Our consolidated total assets as of December 31, 2025 and 2024 include total assets of Variable Interest Entities ("VIEs") of $30 million and $70 million, respectively, which can only be used to settle the obligations of the VIEs. Our consolidated total liabilities as of December 31, 2025 and 2024 include total liabilities of the VIEs of $8 million and $16 million, respectively, for which the creditors of the VIEs have no recourse to us. See *Note 12. Variable Interest Entities.*

SINCLAIR, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024, AND 2023
(In millions, except share and per share data)

	2025	2024	2023
REVENUE:			
Media Revenue	$ 3,142	$ 3,511	$ 3,106
Non-media revenue	27	37	28
Total revenue	3,169	3,548	3,134
OPERATING EXPENSES:			
Media programming and production expenses	1,653	1,661	1,611
Media selling, general and administrative expenses	806	794	747
Amortization of program contract costs	74	74	80
Non-media expenses	48	53	49
Depreciation of property and equipment	104	101	105
Corporate general and administrative expenses	185	185	694
Amortization of definite-lived intangible and other assets	145	149	166
Loss on deconsolidation of subsidiary	—	—	10
(Gain) loss on asset dispositions and other, net	(19)	(20)	3
Total operating expenses	2,996	2,997	3,465
Operating income (loss)	173	551	(331)
OTHER INCOME (EXPENSE):			
Interest expense including amortization of debt discount and deferred financing costs	(395)	(304)	(305)
Gain on extinguishment of debt	6	1	15
Income from equity method investments	61	118	29
Other income (expense), net	2	29	(45)
Total other expense, net	(326)	(156)	(306)
(Loss) income before income taxes	(153)	395	(637)
INCOME TAX BENEFIT (PROVISION)	54	(76)	358
NET (LOSS) INCOME	(99)	319	(279)
Net loss attributable to the redeemable noncontrolling interests	—	—	4
Net income attributable to the noncontrolling interests	(13)	(9)	(16)
NET (LOSS) INCOME ATTRIBUTABLE TO SINCLAIR	$ (112)	$ 310	$ (291)
EARNINGS PER COMMON SHARE ATTRIBUTABLE TO SINCLAIR:			
Basic (loss) earnings per share	$ (1.61)	$ 4.72	$ (4.46)
Diluted (loss) earnings per share	$ (1.61)	$ 4.69	$ (4.46)
Basic weighted average common shares outstanding (in thousands)	69,118	65,782	65,125
Diluted weighted average common and common equivalent shares outstanding (in thousands)	69,118	66,096	65,125

The accompanying notes are an integral part of these consolidated financial statements.

SINCLAIR, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024, AND 2023
(In millions)

	2025	2024	2023
Net (loss) income	$ (99)	$ 319	$ (279)
Unrealized (loss) gain on interest rate swap, net of taxes	(1)	1	—
Adjustments to pension obligations, net of taxes	(1)	—	—
Comprehensive (loss) income	(101)	320	(279)
Comprehensive loss attributable to the redeemable noncontrolling interests	—	—	4
Comprehensive income attributable to the noncontrolling interests	(13)	(9)	(16)
Comprehensive (loss) income attributable to Sinclair	$ (114)	$ 311	$ (291)

The accompanying notes are an integral part of these consolidated financial statements.

SINCLAIR, INC.
CONSOLIDATED STATEMENT OF EQUITY AND REDEEMABLE NONCONTROLLING INTERESTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(In millions, except share data)

| | Redeemable Noncontrolling Interests | Sinclair Shareholders | | | | Additional Paid-In Capital | Retained Earnings (Accumulated Deficit) | Accumulated Other Comprehensive Income | Noncontrolling Interests | Total Equity |
| | | Class A Common Stock | | Class B Common Stock | | | | | | |
		Shares	Values	Shares	Values					
BALANCE, December 31, 2022	$ 194	45,847,879	$ 1	23,775,056	$ —	$ 624	$ 122	$ 1	$ (67)	$ 681
Dividends declared and paid on Class A and Class B Common Stock ($1.00 per share)	—	—	—	—	—	—	(65)	—	—	(65)
Repurchases of Class A Common Stock	—	(8,785,022)	—	—	—	(153)	—	—	—	(153)
Class A Common Stock issued pursuant to employee benefit plans	—	2,674,825	—	—	—	46	—	—	—	46
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	(13)	(13)
Redemption, net	(190)	—	—	—	—	—	—	—	—	—
Net (loss) income	(4)	—	—	—	—	—	(291)	—	16	(275)
BALANCE, December 31, 2023	$ —	39,737,682	$ 1	23,775,056	$ —	$ 517	$ (234)	$ 1	$ (64)	$ 221

The accompanying notes are an integral part of these consolidated financial statements.

SINCLAIR, INC.
CONSOLIDATED STATEMENT OF EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024
(In millions, except share data)

| | Sinclair Shareholders | | | | | | | | | | |
| | Class A Common Stock | | Class B Common Stock | | Additional Paid-In Capital | (Accumulated Deficit) Retained Earnings | Accumulated Other Comprehensive Income | Noncontrolling Interests | Total Equity |
	Shares	Values	Shares	Values					
BALANCE, December 31, 2023	39,737,682	$ 1	23,775,056	$ —	$ 517	$ (234)	$ 1	$ (64)	$ 221
Dividends declared and paid on Class A and Class B Common Stock ($1.00 per share)	—	—	—	—	—	(66)	—	—	(66)
Class A Common Stock issued pursuant to employee benefit plans	2,904,444	—	—	—	53	—	—	—	53
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(12)	(12)
Other comprehensive income	—	—	—	—	—	—	1	—	1
Net income	—	—	—	—	—	310	—	9	319
BALANCE, December 31, 2024	42,642,126	$ 1	23,775,056	$ —	$ 570	$ 10	$ 2	$ (67)	$ 516

The accompanying notes are an integral part of these consolidated financial statements.

SINCLAIR, INC.
CONSOLIDATED STATEMENT OF EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025
(In millions, except share data)

	Sinclair Shareholders								
	Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Noncontrolling Interests	Tota Equi
	Shares	Values	Shares	Values					
BALANCE, December 31, 2024	42,642,126	$ 1	23,775,056	$ —	$ 570	$ 10	$ 2	$ (67)	$
Dividends declared and paid on Class A and Class B Common Stock ($1.00 per share)	—	—	—	—	—	**(69)**	—	—	(
Class B Common Stock converted into Class A Common Stock	**19,820**	—	**(19,820)**	—	—	—	—	—	
Class A Common Stock issued pursuant to employee benefit plans	**3,317,404**	—	—	—	**44**	—	—	—	
Distributions to noncontrolling interests	—	—	—	—	—	—	—	**(17)**	
Other comprehensive loss	—	—	—	—	—	—	**(2)**	—	
Acquisition of noncontrolling interests, net	—	—	—	—	**(1)**	—	—	**(2)**	
Net (loss) income	—	—	—	—	—	**(112)**	—	**13**	(
BALANCE, December 31, 2025	**45,979,350**	**$ 1**	**23,755,236**	**$ —**	**$ 613**	**$ (171)**	**$ —**	**$ (73)**	**$ 3**

The accompanying notes are an integral part of these consolidated financial statements.

SINCLAIR, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024, AND 2023
(In millions)

	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES			
Net (loss) income	$ (99)	$ 319	$ (279)
Adjustments to reconcile net (loss) income to net cash flows from operating activities:			
Amortization of definite-lived intangible assets	145	149	166
Depreciation of property and equipment	104	101	105
Amortization of program costs	74	74	80
Stock-based compensation	51	51	45
Deferred tax (benefit) provision	(121)	82	(358)
Loss (gain) on asset dispositions and other, net	26	(16)	3
Loss on deconsolidation of subsidiary	—	—	10
Income from equity method investments	(61)	(118)	(29)
Loss from investments	34	7	91
Distributions from investments	74	31	32
Gain on extinguishment of debt	(6)	(1)	(15)
Debt issuance costs	53	—	—
Changes in assets and liabilities, net of acquisitions and dispositions:			
Increase in accounts receivable	(47)	(28)	(8)
(Increase) decrease in prepaid expenses and other current assets	(9)	33	(32)
Increase (decrease) in accounts payable and accrued and other current liabilities	43	(495)	512
Net change in current and long-term net income taxes payable/receivable	23	(11)	(3)
Decrease in program contracts payable	(74)	(80)	(88)
Other, net	(21)	—	3
Net cash flows from operating activities	189	98	235
CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES			
Acquisition of property and equipment	(74)	(84)	(92)
Acquisition of businesses, net of cash acquired	(29)	—	—
Purchases of investments	(51)	(50)	(72)
Distributions and proceeds from investments	30	203	206
Other, net	4	8	10
Net cash flows (used in) from investing activities	(120)	77	52
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES			
Proceeds from notes payable and commercial bank financing	1,805	—	—
Repayments of notes payable, commercial bank financing and finance leases	(1,515)	(61)	(85)
Repurchase of outstanding Class A Common Stock	—	—	(153)
Dividends paid on Class A and Class B Common Stock	(69)	(66)	(65)
Repurchase of redeemable subsidiary preferred equity	—	—	(190)
Debt issuance costs	(96)	—	—
Distributions to noncontrolling interests	(17)	(12)	(13)
Other, net	(8)	(1)	(3)
Net cash flows from (used in) financing activities	100	(140)	(509)
NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	169	35	(222)
CASH, AND CASH EQUIVALENTS, AND RESTRICTED CASH, beginning of year	697	662	884
CASH, AND CASH EQUIVALENTS, AND RESTRICTED CASH, end of year	$ 866	$ 697	$ 662

The accompanying notes are an integral part of these consolidated financial statements.

SINCLAIR, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations

Sinclair, Inc. ("the Company" or "Sinclair") is a diversified media company with national reach and a strong focus on providing high-quality content on our local television stations and digital platform. The content, distributed through our broadcast platform and third-party platforms, consists of programming provided by third-party networks and syndicators, local news, other original programming produced by us and our owned networks, and professional sports. Additionally, we own digital media companies that are complementary to our extensive portfolio of television station related digital properties. We have interests in, own, manage, and/or operate technical and software services companies, research and development companies for the advancement of broadcast technology, and other media and non-media related businesses and assets, including real estate, venture capital, private equity, and direct investments.

As of December 31, 2025, we had two reportable segments: local media and tennis. The local media segment consists primarily of our 179 broadcast television stations in 81 markets, which we own, provide programming and operating services pursuant to LMAs, or provide sales services and other non-programming operating services pursuant to other outsourcing agreements, such as JSAs and SSAs. These stations broadcast 656 channels as of December 31, 2025. For the purpose of this report, these 179 stations and 656 channels are referred to as "our" stations and channels. The tennis segment consists of Tennis Channel, a cable network which includes coverage of many of tennis' top tournaments and original professional sports and tennis lifestyle shows; Tennis Channel International streaming service; Tennis Channel 2, a 24-hour a day free ad-supported streaming television channel; and Tennis.com.

Principles of Consolidation

The consolidated financial statements include our accounts and those of our wholly-owned and majority-owned subsidiaries and VIEs for which we are the primary beneficiary. Noncontrolling interests represent a minority owner's proportionate share of the equity in certain of our consolidated entities. Noncontrolling interests which may be redeemed by the holder, and the redemption is outside of our control, are presented as redeemable noncontrolling interests. All intercompany transactions and account balances have been eliminated in consolidation.

We consolidate VIEs when we are the primary beneficiary. We are the primary beneficiary of a VIE when we have the power to direct the activities of the VIE that most significantly impact the economic performance of the VIE and have the obligation to absorb losses or the right to receive returns that would be significant to the VIE. See *Note 12. Variable Interest Entities* for more information on our VIEs.

Investments in entities over which we have significant influence but not control are accounted for using the equity method of accounting. Income from equity method investments represents our proportionate share of net income or loss generated by equity method investees.

SINCLAIR, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Company Reorganization

On April 3, 2023, the company formerly known as Sinclair Broadcast Group, Inc., a Maryland corporation ("Old Sinclair"), entered into an Agreement of Share Exchange and Plan of Reorganization (the "Share Exchange Agreement") with Sinclair, and Sinclair Holdings, LLC, a Maryland limited liability company ("Sinclair Holdings"). The purpose of the transactions contemplated by the Share Exchange Agreement was to affect a holding company reorganization in which Sinclair would become the publicly-traded parent company of Old Sinclair.

Effective at 12:00 am Eastern U.S. time on June 1, 2023 (the "Share Exchange Effective Time"), pursuant to the Share Exchange Agreement and Articles of Share Exchange filed with the Maryland State Department of Assessments and Taxation, the share exchange between Sinclair and Old Sinclair was completed (the "Share Exchange"). In the Share Exchange, (i) each share or fraction of a share of Old Sinclair's Class A common stock, par value $0.01 per share ("Old Sinclair Class A Common Shares"), outstanding immediately prior to the Share Exchange Effective Time was exchanged on a one-for-one basis for an equivalent share of Sinclair's Class A common stock, par value $0.01 per share ("Sinclair Class A Common Shares"), and (ii) each share or fraction of a share of Old Sinclair's Class B common stock, par value $0.01 per share ("Old Sinclair Class B Common Shares"), outstanding immediately prior to the Share Exchange Effective Time was exchanged on a one-for-one basis for an equivalent share of Sinclair's Class B common stock, par value $0.01 per share ("Sinclair Class B Common Shares").

Immediately following the Share Exchange Effective Time, Old Sinclair converted from a Maryland corporation to a Maryland limited liability company named Sinclair Broadcast Group, LLC ("SBG"). On the day following the Share Exchange Effective Time (June 2, 2023), Sinclair Holdings became the intermediate holding company between Sinclair and SBG, and SBG transferred certain of its assets (the "Transferred Assets") to Sinclair Ventures, LLC, a new indirect wholly-owned subsidiary of Sinclair ("Ventures"). We refer to the Share Exchange and the related steps described above collectively as the "Reorganization." The Transferred Assets included technical and software services companies, intellectual property for the advancement of broadcast technology, and other media and non-media related businesses and assets including real estate, venture capital, private equity, and direct investments, as well as Digital Remedy, a marketing technology and managed services company, and Tennis Channel and related assets. As a result of the Reorganization, the local media segment assets are owned and operated by SBG and the assets of the tennis segment and the Transferred Assets are owned and operated by Ventures.

At the Share Exchange Effective Time, Sinclair's articles of incorporation and bylaws were amended and restated to be the same in all material respects as the existing articles of incorporation and bylaws of Old Sinclair immediately prior to the Share Exchange. As a result, the Sinclair Class A Common Shares confer upon the holders thereof the same rights with respect to Sinclair that the holders of the Old Sinclair Class A Common Shares had with respect to Old Sinclair, and the Sinclair Class B Common Shares confer upon the holders thereof the same rights with respect to Sinclair that the holders of the Old Sinclair Class B Common Shares had with respect to Old Sinclair. Sinclair's Board of Directors (the "Board"), including its committees, and senior management team immediately after the Share Exchange were the same as Old Sinclair's immediately before the Share Exchange.

The Reorganization is considered a transaction between entities under common control and as SBG and Ventures are both subsidiaries of Sinclair, there was no impact on the consolidated financial statements of Sinclair.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses in the consolidated financial statements and in the disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

SINCLAIR, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Recent Accounting Pronouncements

In November 2023, the FASB issued guidance to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The guidance was effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, applied retrospectively. Early adoption was permitted. We adopted this guidance during the fourth quarter of 2024. See *Note 15. Segment Data* for more information.

In December 2023, the FASB issued guidance to enhance the transparency and decision usefulness of income tax disclosures, requiring annual disclosure of consistent categories and greater disaggregation of information in the rate reconciliation table; additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate); income taxes paid disaggregated by jurisdiction; and income or loss before income tax disaggregated between foreign and domestic ("ASU 2023-09"). The guidance is effective for annual periods beginning after December 15, 2024, applied prospectively. Early adoption is permitted. We adopted this guidance during the fourth quarter of 2025. See *Note 10. Income Taxes* for more information.

In November 2024, the FASB issued guidance requiring disclosure of disaggregated information about certain income statement expense line items. The guidance is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. We are currently evaluating the impact of this guidance.

Cash and Cash Equivalents

We consider all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable

We regularly review accounts receivable and determine an appropriate estimate for the allowance for doubtful accounts based upon the impact of economic conditions on the merchant's ability to pay, past collection experience, and such other factors which, in management's judgment, deserve current recognition. In turn, a provision is charged against earnings in order to maintain the appropriate allowance level.

A rollforward of the allowance for doubtful accounts for the years ended December 31, 2025, 2024, and 2023 is as follows (in millions):

	2025	2024	2023
Balance at beginning of period	$ 6	$ 4	$ 5
Charged to expense	2	6	3
Net write-offs	(3)	(4)	(4)
Balance at end of period	$ 5	$ 6	$ 4

As of December 31, 2025, three customers accounted for 12%, 11%, and 10%, respectively, of our accounts receivable, net. As of December 31, 2024, four customers accounted for 11%, 11%, 10%, and 10%, respectively, of our accounts receivable, net. For purposes of this disclosure, a single customer may include multiple entities under common control.

Broadcast Television Programming

We have agreements with programming syndicators for the rights to television programming over contract periods, which generally run from one to three years. Contract payments are made in installments over terms that are generally equal to or shorter than the contract period. Pursuant to accounting guidance for the broadcasting industry, an asset and a liability for the rights acquired and obligations incurred under a license agreement are reported on the balance sheet when the cost of each program is known or reasonably determinable, the program material has been accepted by the licensee in accordance with the conditions of the license agreement, and the program is available for its first showing or telecast. The portion of program contracts which is payable within one year is reflected as a current liability in the accompanying consolidated balance sheets.

The rights to this programming are reflected in the accompanying consolidated balance sheets at the lower of unamortized cost or fair value. Program costs are amortized on a straight-line basis except for contracts greater than three years which are amortized utilizing an accelerated method. Program costs estimated by management to be amortized in the succeeding year are classified as current assets. Payments of program contract liabilities are typically made on a scheduled basis and are not affected by amortization or fair value adjustments.

SINCLAIR, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Impairment of Goodwill, Indefinite-lived Intangible Assets, and Other Long-lived Assets

We evaluate our goodwill and indefinite lived intangible assets for impairment annually in the fourth quarter, or more frequently, if events or changes in circumstances indicate that an impairment may exist. Our goodwill has been allocated to, and is tested for impairment at, the reporting unit level. A reporting unit is an operating segment or a component of an operating segment to the extent that the component constitutes a business for which discrete financial information is available and regularly reviewed by management. Components of an operating segment with similar characteristics are aggregated when testing goodwill for impairment.

In the performance of our annual assessment of goodwill for impairment, we have the option to qualitatively assess whether it is more likely than not that a reporting unit has been impaired. As part of this qualitative assessment, we weigh the relative impact of factors that are specific to the reporting units as well as industry, regulatory, and macroeconomic factors that could affect the significant inputs used to determine the fair value of the assets. We also consider the significance of the excess fair value over carrying value in prior quantitative assessments.

If we conclude that it is more likely than not that a reporting unit is impaired, or if we elect not to perform the optional qualitative assessment, we will determine the fair value of the reporting unit and compare it to the net book value of the reporting unit. If the fair value is less than the net book value, we will record an impairment to goodwill for the amount of the difference. We estimate the fair value of our reporting units utilizing the income approach involving the performance of a discounted cash flow analysis. Our discounted cash flow model is based on our judgment of future market conditions based on our internal forecast of future performance, as well as discount rates that are based on a number of factors including market interest rates, a weighted average cost of capital analysis, and includes adjustments for market risk and company specific risk.

Our indefinite-lived intangible assets consist primarily of our broadcast licenses and a trade name. For our annual impairment test for indefinite-lived intangible assets, we have the option to perform a qualitative assessment to determine whether it is more likely than not that these assets are impaired. As part of this qualitative assessment we weigh the relative impact of factors that are specific to the indefinite-lived intangible assets as well as industry, regulatory, and macroeconomic factors that could affect the significant inputs used to determine the fair value of the assets. We also consider the significance of the excess fair value over carrying value in prior quantitative assessments. When evaluating our broadcast licenses for impairment, the qualitative assessment is done at the market level because the broadcast licenses within the market are complementary and together enhance the single broadcast license of each station. If we conclude that it is more likely than not that one of our broadcast licenses is impaired, we will perform a quantitative assessment by comparing the aggregate fair value of the broadcast licenses in the market to the respective carrying values. We estimate the fair values of our broadcast licenses using the Greenfield method, which is an income approach. This method involves a discounted cash flow model that incorporates several variables, including, but not limited to, market revenue and long-term growth projections, estimated market share for the typical participant without a network affiliation, and estimated profit margins based on market size and station type. The model also assumes outlays for capital expenditures, future terminal values, an effective tax rate assumption and a discount rate based on a number of factors including market interest rates, a weighted average cost of capital analysis based on the target capital structure for a television station, and includes adjustments for market risk and company specific risk. If the carrying amount of the broadcast licenses exceeds the fair value, then an impairment loss is recorded to the extent that the carrying value of the broadcast licenses exceeds the fair value.

We evaluate our long-lived assets, including definite-lived intangible assets, for impairment if events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. We evaluate the recoverability of long-lived assets by comparing the carrying amount of the assets within an asset group to the estimated undiscounted future cash flows associated with the asset group. An asset group represents the lowest level of cash flow generated by a group of assets that are largely independent of the cash flows of other assets. At the time that such evaluations indicate that the future undiscounted cash flows are not sufficient to recover the carrying value of the asset group, an impairment loss is determined by comparing the estimated fair value of the asset group to the carrying value. We estimate fair value using an income approach involving the performance of a discounted cash flow analysis.

For the years ended December 31, 2025, 2024, and 2023, we did not identify any indicators that our goodwill, indefinite-lived or long-lived assets may not be recoverable. See *Note 4. Goodwill, Indefinite-Lived Intangible Assets, and Other Intangible Assets* for more information.

We believe we have made reasonable estimates and utilized appropriate assumptions in the performance of our impairment assessments. If future results are not consistent with our assumptions and estimates, including future events such as a deterioration of market conditions, loss of significant customers, and significant increases in discount rates, among other factors, we could be exposed to impairment charges in the future. Any resulting impairment loss could have a material adverse impact on our consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows.

SINCLAIR, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

When factors indicate that there may be a decrease in the value of an equity method investment, we assess whether a loss in value has occurred. If that loss is deemed to be other than temporary, an impairment loss is recorded accordingly. For any equity method investments that indicate a potential impairment, we estimate the fair values of those investments using a combination of a market-based approach, which considers earnings and cash flow multiples of comparable businesses and recent market transactions, as well as an income approach involving the performance of a discounted cash flow analysis. See *Note 5. Other Assets* for more information.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2025 and 2024 (in millions):

	2025	2024
Compensation and employee benefits	$ 103	$ 101
Interest	74	11
Programming related obligations	162	171
Legal, litigation, and regulatory (a)	24	26
Accounts payable and other operating expenses	133	107
Total accounts payable and accrued liabilities	$ 496	$ 416

(a)   See *Note 11. Commitments and Contingencies* for additional information regarding the litigation accruals recorded.

We expense these activities when incurred.

Income Taxes

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We provide a valuation allowance for deferred tax assets if we determine that it is more likely than not that some or all of the deferred tax assets will not be realized. In evaluating our ability to realize net deferred tax assets, we consider all available evidence, both positive and negative, including our past operating results, tax planning strategies, current and cumulative losses, and forecasts of future taxable income. In considering these sources of taxable income, we must make certain judgments that are based on the plans and estimates used to manage our underlying businesses on a long-term basis. As of December 31, 2025, a valuation allowance has been provided for deferred tax assets related to certain of our available state net operating loss carryforwards. As of December 31, 2024, a valuation allowance has been provided for deferred tax assets related to certain temporary basis differences and a substantial amount of our available state net operating loss carryforwards based on past operating results, expected timing of the reversals of existing temporary basis differences, alternative tax strategies, and projected future taxable income. Future changes in operating and/or taxable income or other changes in facts and circumstances could significantly impact the ability to realize our deferred tax assets which could have a material effect on our consolidated financial statements.

Management periodically performs a comprehensive review of our tax positions, and we record a liability for unrecognized tax benefits if such tax positions are more likely than not to be sustained upon examination based on their technical merits, including the resolution of any appeals or litigation processes. Significant judgment is required in determining whether positions taken are more likely than not to be sustained, and it is based on a variety of facts and circumstances, including interpretation of the relevant federal and state income tax codes, regulations, case law and other authoritative pronouncements. Based on this analysis, the status of ongoing audits and the expiration of applicable statute of limitations, liabilities are adjusted as necessary. The resolution of audits is unpredictable and could result in tax liabilities that are significantly higher or lower than for what we have provided. See *Note 10. Income Taxes*, for further discussion of accrued unrecognized tax benefits.

Hedge Accounting

We entered into an interest rate swap effective February 7, 2023 and terminating on February 28, 2026 in order to manage a portion of our exposure to variable interest rates. The swap agreement has a notional amount of $600 million, bears a fixed interest rate of 3.90%, and we receive a floating rate of interest based on the Secured Overnight Financing Rate ("SOFR").

We have determined that the interest rate swap meets the criteria for hedge accounting. The initial value of the interest rate swap and any changes in value in subsequent periods is included in accumulated other comprehensive income, with a corresponding change recorded in assets or liabilities depending on the position of the swap. Gains or losses on the monthly settlement of the interest rate swap are reflected in interest expense in our consolidated statements of operations. Cash flows related to the interest rate swap are classified as operating activities in our consolidated statements of cash flows. See *Interest Rate Swap* within *Note 6. Notes Payable and Commercial Bank Financing* for further discussion.

SINCLAIR, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Supplemental Information — Statements of Cash Flows

Cash interest paid for the years ended December 31, 2025, 2024, and 2023 was $324 million, $296 million, and $294 million, respectively.

Non-cash investing activities included property and equipment purchases of $3 million for the year ended December 31, 2025 and $5 million for each of the years ended December 31, 2024 and 2023.

We received investments valued at $21 million and $13 million for the years ended December 31, 2025 and 2024, respectively, in exchange for an obligation to deliver a similar value of advertising spots.

We completed the acquisition and sale of certain television stations as described in *Acquisitions and Station Disposals* below for non-cash consideration of $32 million and $36 million, respectively, during the year ended December 31, 2025.

Revenue Recognition

The following table presents our revenue disaggregated by type and segment for the years ended December 31, 2025, 2024, and 2023 (in millions):

For the year ended December 31, 2025	Local media	Tennis	Other	Eliminations	Total
Distribution revenue	$ 1,529	$ 216	$ —	$ —	$ 1,745
Core advertising revenue	1,124	45	135	(27)	1,277
Political advertising revenue	32	—	—	—	32
Other media, non-media, and intercompany revenue	89	4	31	(9)	115
Total revenue	$ 2,774	$ 265	$ 166	$ (36)	$ 3,169

For the year ended December 31, 2024	Local media	Tennis	Other	Eliminations	Total
Distribution revenue	$ 1,543	$ 203	$ —	$ —	$ 1,746
Core advertising revenue	1,152	39	33	(18)	1,206
Political advertising revenue	405	—	—	—	405
Other media, non-media, and intercompany revenue	154	5	43	(11)	191
Total revenue	$ 3,254	$ 247	$ 76	$ (29)	$ 3,548

For the year ended December 31, 2023	Local media	Tennis	Other	Eliminations	Total
Distribution revenue	$ 1,491	$ 189	$ —	$ —	$ 1,680
Core Advertising revenue	1,192	37	25	(13)	1,241
Political advertising revenue	44	—	—	—	44
Other media, non-media, and intercompany revenue	139	2	37	(9)	169
Total revenue	$ 2,866	$ 228	$ 62	$ (22)	$ 3,134

Distribution Revenue. We generate distribution revenue through fees received from Distributors for the right to distribute our stations and other properties. Distribution arrangements are generally governed by multi-year contracts and the underlying fees are based upon a contractual monthly rate per subscriber. These arrangements represent licenses of intellectual property; revenue is recognized as the signal or network programming is provided to our customers (as usage occurs) which corresponds with the satisfaction of our performance obligation. Revenue is calculated based upon the contractual rate multiplied by an estimated number of subscribers. Our customers will remit payments based upon actual subscribers a short time after the conclusion of a month, which generally does not exceed 120 days. Historical adjustments to subscriber estimates have not been material.

Core Advertising Revenue. We generate core advertising revenue primarily from the sale of non-political advertising spots/ impressions within our broadcast television and digital platforms. Core advertising revenue is recognized in the period in which the advertising spots/impressions are delivered. In arrangements where we provide audience ratings guarantees, to the extent that there is a ratings shortfall, we will defer a proportionate amount of revenue until the ratings shortfall is settled through the delivery of additional advertising. The term of our advertising arrangements is generally less than one year and the timing between when an advertisement is aired and when payment is due is not significant. In certain circumstances, we require customers to pay in advance; payments received in advance of satisfying our performance obligations are reflected as deferred revenue.

SINCLAIR, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Political Advertising Revenue. We generate political advertising revenue primarily from the sale of political advertising spots/impressions within our broadcast television and digital platforms. Political advertising revenue is recognized in the period in which the advertising spots/impressions are delivered. In arrangements where we provide audience ratings guarantees, to the extent that there is a ratings shortfall, we will defer a proportionate amount of revenue until the ratings shortfall is settled through the delivery of additional advertising. The term of our advertising arrangements is generally less than one year and the timing between when an advertisement is aired and when payment is due is not significant. In certain circumstances, we require customers to pay in advance; payments received in advance of satisfying our performance obligations are reflected as deferred revenue.

Practical Expedients and Exemptions. We expense sales commissions when incurred because the period of benefit for these costs is one year or less. These costs are recorded within media selling, general and administrative expenses. In accordance with ASC 606, we do not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) distribution arrangements which are accounted for as a sales/usage based royalty.

Arrangements with Multiple Performance Obligations. Our contracts with customers may include multiple performance obligations. For such arrangements, we allocate revenue to each performance obligation based on its relative standalone selling price, which is generally based on the prices charged to customers.

Deferred Revenue. We record deferred revenue when cash payments are received or due in advance of our performance, including amounts which are refundable. We classify deferred revenue as either current in other current liabilities or long-term in other long-term liabilities within our consolidated balance sheets, based on the timing of when we expect to satisfy our performance obligations. Deferred revenue was $149 million, $170 million, and $178 million as of December 31, 2025, 2024, and 2023, respectively, of which $88 million, $112 million, and $124 million as of December 31, 2025, 2024, and 2023, respectively, was reflected in other long-term liabilities in our consolidated balance sheets. Deferred revenue recognized for the years ended December 31, 2025 and 2024 that was included in the deferred revenue balance as of December 31, 2024 and 2023 was $59 million and $49 million, respectively.

For the year ended December 31, 2025, two customers accounted for 11% and 11%, respectively, of our total revenue. For the year ended December 31, 2024, two customers accounted for 10% and 10%, respectively, of our total revenue. For the year ended December 31, 2023, two customers accounted for 11% and 10%, respectively, of our total revenue. For purposes of this disclosure, a single customer may include multiple entities under common control.

Acquisitions and Station Disposals

In March 2025, Ventures completed the acquisition of CPX Interactive LLC ("Digital Remedy") for approximately $30 million in cash, net of cash acquired of $5 million, in which Ventures acquired the remaining 75% of the business they did not already own. The acquired assets and liabilities were recorded at fair value as of the closing date of the transactions, which included $22 million of definite-lived intangible assets and $15 million of goodwill.

In July 2025, we sold our owned stations within Milwaukee, WI (WVTV), Springfield, IL (WICS/WICD), Ottumwa, IA (KTVO), and Quincy, IL (KHQA) for consideration valued at $36 million. For the year ended December 31, 2025, we recorded a net loss of $8 million related to the sale, which is included within (gain) loss on asset dispositions and other, net in our consolidated statements of operations and our local media segment within *Note 15. Segment Data.*

In September 2025, we acquired the non-license assets of WLNE in Providence, RI for consideration valued at $32 million. The acquired assets and liabilities were recorded at fair value as of the closing date of the transaction. Based upon our preliminary purchase price allocation, we recorded $27 million of definite-lived intangible assets, $1 million of property and equipment, and $4 million of net working capital.

Advertising Expenses

Promotional advertising expenses are recorded in the period when incurred and are included in media production and other non-media expenses. Total advertising expenses, net of advertising co-op credits, were $8 million, $6 million, and $8 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Financial Instruments

Financial instruments, as of December 31, 2025 and 2024, consisted of cash and cash equivalents, trade accounts receivable, accounts payable, accrued liabilities, stock options and warrants, and notes payable. The carrying amounts approximate fair value for each of these financial instruments, except for the notes payable. See *Note 16. Fair Value Measurements* for additional information regarding the fair value of notes payable.

SINCLAIR, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Post-retirement Benefits

We maintain a supplemental executive retirement plan which we inherited upon the acquisition of certain stations. As of December 31, 2025, the estimated projected benefit obligation was $13 million, of which $1 million was included in accrued expenses and $12 million was included in other long-term liabilities in our consolidated balance sheets. At December 31, 2025, the projected benefit obligation was measured using a 5.09% discount rate compared to a discount rate of 5.44% for the year ended December 31, 2024. For each of the years ended December 31, 2025 and 2024, we made $1 million in benefit payments. We recognized an actuarial loss of $0.5 million and a gain of $0.4 million through other comprehensive income for the years ended December 31, 2025 and 2024, respectively. For each of the years ended December 31, 2025 and 2024, we recognized $1 million of periodic pension expense, reported in other expense, net in our consolidated statements of operations.

We also maintain other post-retirement plans provided to certain employees. The plans are voluntary programs that primarily allow participants to defer eligible compensation and they may also qualify to receive a discretionary match on their deferral. As of December 31, 2025, the assets and liabilities included in our consolidated balance sheets related to deferred compensation plans were $52 million and $48 million, respectively.

Redeemable Subsidiary Preferred Equity

On August 23, 2019, Diamond Sports Holdings, LLC ("DSH"), an indirect parent of Diamond Sports Group, LLC ("DSG") and indirect wholly-owned subsidiary of the Company, issued preferred equity (the "Redeemable Subsidiary Preferred Equity").

On February 10, 2023, we purchased the remaining 175,000 units of the Redeemable Subsidiary Preferred Equity for an aggregate purchase price of $190 million, representing 95% of the sum of the remaining unreturned capital contribution of $175 million and accrued and unpaid dividends up to, but not including, the date of purchase.

Dividends accrued for the year ended December 31, 2023 were $3 million and are reflected in net loss attributable to the redeemable noncontrolling interests in our consolidated statements of operations. Dividends accrued during 2023 were paid in kind and added to the liquidation preference.

Reclassifications

Certain reclassifications have been made to prior years' consolidated financial statements to conform to the current year's presentation.

Subsequent Events

In February 2026, we acquired the non-license assets of KMYT and KOKI in Tulsa, OK and disposed of the non-license assets of KLEW in Spokane, WA and KEPR, KIMA, KUNW, KORX and KVVK in Yakima, WA, all of which were completed with the same counterparty. We are in the process of completing our preliminary purchase price allocation.

SINCLAIR, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.   STOCK-BASED COMPENSATION PLANS:

In June 1996, the Board adopted, upon approval of the shareholders by proxy, the 1996 Long-Term Incentive Plan ("LTIP"). The purpose of the LTIP is to reward key individuals for making major contributions to our success and the success of our subsidiaries and to attract and retain the services of qualified and capable employees. Under the LTIP, we have issued restricted stock awards ("RSAs"), stock grants to our non-employee directors, stock-settled appreciation rights ("SAR"), and stock options. In June 2022, the Board adopted, upon approval of the shareholders by proxy, the 2022 Stock Incentive Plan ("SIP"). Upon approval of the SIP, it succeeded the LTIP and no additional awards were granted under the LTIP. All outstanding awards granted under the LTIP will remain subject to their original terms. The purpose of the SIP is to provide stock-based incentives that align the interests of employees, consultants, and outside directors with those of the stockholders of the Company by motivating its employees to achieve long-term results and rewarding them for their achievements, and to attract and retain the types of employees, consultants, and outside directors who will contribute to the Company's long-range success.

As of December 31, 2025, a total of 15,382,767 shares of Class A Common Stock were reserved for awards under the SIP. As of December 31, 2025, 4,134,452 shares were available for future grants. Additionally, we have the following arrangements that involve stock-based compensation: employer matching contributions for participants in our 401(k) Profit Sharing Plan and Trust (the "401(k) Plan"), an employee stock purchase plan ("ESPP"), and subsidiary stock awards. Stock-based compensation expense has no effect on our consolidated cash flows. We recorded stock-based compensation of $51 million for each of the years ended December 31, 2025 and 2024 and $45 million for the year ended December 31, 2023. Below is a summary of the key terms and methods of valuation of our stock-based compensation awards:

Restricted Stock Awards

RSAs issued in 2025 and 2024 have certain restrictions that generally lapse over two years at 50% and 50%, respectively. RSAs issued in 2023 have certain restrictions that generally lapse after two years at 100% or over two years at 50% and 50%, respectively. As the restrictions lapse, the Class A Common Stock may be freely traded on the open market. Unvested RSAs are entitled to dividends, and therefore, are included in weighted shares outstanding, resulting in a dilutive effect on basic and diluted earnings per share. The fair value assumes the closing value of the stock on the measurement date.

The following is a summary of changes in unvested restricted stock:

	RSAs		Weighted-Average Price
Unvested shares at December 31, 2024	1,378,291	$	18.18
2025 Activity:			
Granted	**2,445,011**		**13.87**
Vested	**(1,860,954)**		**14.32**
Forfeited (a)	**(70,449)**		**13.74**
Unvested shares at December 31, 2025	**1,891,899**	$	**16.58**

(a)   Forfeitures are recognized as they occur.

We recorded compensation expense of $28 million for the year ended December 31, 2025 and $19 million for each of the years ended December 31, 2024 and 2023. The majority of the unrecognized compensation expense of $12 million as of December 31, 2025 will be recognized in 2026.

Restricted Stock Units

During the year ended December 31, 2025, we issued 670,731 Restricted Stock Units ("RSUs") under the SIP. The RSUs issued have certain restrictions that lapse over three years at 100% or one year at 25% and 6.25% in each quarter thereafter. Unvested RSUs do not carry voting rights and do not receive dividends. We recorded compensation expense of $2 million for the year ended December 31, 2025. The majority of the unrecognized compensation expense of $8 million as of December 31, 2025 will be recognized in 2027.

Stock Grants to Non-Employee Directors

In addition to fees paid in cash to our non-employee directors, on the date of each annual meeting of shareholders, each non-employee director receives a grant of unrestricted shares of Class A Common Stock. We issued 108,504 shares in 2025, 113,658 shares in 2024, and 80,496 shares in 2023. We recorded expense of $1 million for each of the years ended December 31, 2025, 2024 and 2023 which was based on the average share price of the stock on the date of grant. Additionally, these shares are included in the total shares outstanding, which results in a dilutive effect on our basic and diluted earnings per share.

SINCLAIR, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Stock-Settled Appreciation Rights

These awards entitle holders to the appreciation in our Class A Common Stock over the base value of each SAR over the term of the award. The SARs have a 10-year term with vesting periods ranging from zero to four years. The base value of each SAR is equal to the closing price of our Class A Common Stock on the date of grant. For the years ended December 31, 2025, 2024, and 2023, we recorded compensation expense of $2 million, $13 million, and $7 million, respectively.

The following is a summary of the 2025 activity:

	SARs	Weighted-Average Price
Outstanding SARs at December 31, 2024	8,369,840	$ 20.36
2025 Activity:		
Exercised	(54,430)	16.89
Outstanding SARs at December 31, 2025	8,315,410	$ 20.41

The aggregate intrinsic value of 3,570,730 of the outstanding SARs as of December 31, 2025 was $7 million. The total SARs outstanding had a weighted average remaining contractual life of 7 years.

Valuation of SARS. Our SARs were valued using the Black-Scholes pricing model utilizing the following assumptions:

	2024	2023
Risk-free interest rate	4.1%	4.4%
Expected years to exercise	5 years	5 years
Expected volatility	58.8 %	52.1 %
Annual dividend yield	7.8%	6.8%

The risk-free interest rate is based on the U.S. Treasury yield curve, in effect at the time of grant, for U.S. Treasury STRIPS that approximate the expected life of the award. The expected volatility is based on our historical stock prices over a period equal to the expected life of the award. The annual dividend yield is based on the annual dividend per share divided by the share price on the grant date.

During 2024, outstanding SARs increased the weighted average shares outstanding for purposes of determining dilutive earnings per share.

Options

Options are fully vested and have a weighted average remaining contractual term of 1 year. As of December 31, 2025, there was no aggregate intrinsic value for the options outstanding. There was no expense recognized for each of the years ended December 31, 2025, 2024, and 2023.

The following is a summary of changes in outstanding options:

	Options	Weighted-Average Price
Outstanding options at December 31, 2024	250,000	$ 33.20
2025 Activity:		
Expired	(125,000)	32.54
Outstanding options at December 31, 2025	125,000	$ 33.85

401(k) Match

The Sinclair, Inc. 401(k) Plan is available as a benefit for our eligible employees. Contributions made to the 401(k) Plan include an employee elected salary reduction amount with a match calculation (the "Match"), which is made using our Class A Common Stock.

The value of the Match is based on the level of elective deferrals into the 401(k) Plan. The number of shares of Class A Common Stock granted under the Match is determined based upon the closing price on or about March 1st of each year for the previous calendar year's Match. We recorded stock-based compensation expense related to the Match of $17 million for each of the years ended December 31, 2025, 2024, and 2023. As of December 31, 2025, a total of 11,000,000 shares of Class A Common Stock were reserved for matches under the 401(k) Plan. As of December 31, 2025, 1,659,418 shares were available for future grants.

SINCLAIR, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Employee Stock Purchase Plan

The ESPP allows eligible employees to purchase Class A Common Stock at 85% of the lesser of the fair value of the common stock as of the first day of the quarter and as of the last day of that quarter, subject to certain limits as defined in the ESPP. The stock-based compensation expense recorded related to the ESPP was $1 million for each of the years ended December 31, 2025, 2024, and 2023. As of December 31, 2025, a total of 6,483,783 shares of Class A Common Stock were reserved for awards under the plan. As of December 31, 2025, 1,949,016 shares were available for future purchases.

3.   PROPERTY AND EQUIPMENT:

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is generally computed under the straight-line method over the following estimated useful lives:

Buildings and improvements	10 - 30 years
Operating equipment	5 - 10 years
Office furniture and equipment	5 - 10 years
Leasehold improvements	Lesser of 10 - 30 years or lease term
Automotive equipment	3 - 5 years
Property and equipment under finance leases	Lease term

Acquired property and equipment is depreciated on a straight-line basis over the respective estimated remaining useful lives.

Property and equipment consisted of the following as of December 31, 2025 and 2024 (in millions):

	2025	2024
Land and improvements	$ 71	$ 73
Real estate held for development and sale	17	16
Buildings and improvements	298	308
Operating equipment	866	904
Office furniture and equipment	188	165
Leasehold improvements	49	49
Automotive equipment	63	63
Finance lease assets	68	70
Construction in progress	64	69
	1,684	1,717
Less: accumulated depreciation	(1,029)	(1,012)
	$ 655	$ 705

SINCLAIR, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4. GOODWILL, INDEFINITE-LIVED INTANGIBLE ASSETS, AND OTHER INTANGIBLE ASSETS:

Goodwill, which arises from the purchase price exceeding the assigned value of the net assets of an acquired business, represents the value attributable to unidentifiable intangible elements being acquired. The change in the carrying amount of goodwill as of December 31, 2025 and 2024 was as follows (in millions):

	Local media	Tennis	Other	Consolidated
Balance at December 31, 2023	$ 2,016	$ 61	$ 5	$ 2,082
Balance at December 31, 2024	$ 2,016	$ 61	$ 5	$ 2,082
Acquisition	—	—	15	15
Disposition	(12)	—	—	(12)
Balance at December 31, 2025	$ 2,004	$ 61	$ 20	$ 2,085

Our accumulated goodwill impairment was $414 million as of both December 31, 2025 and 2024, all of which related to our local media segment.

For our annual goodwill impairment test related to our local media, tennis, and other reporting units in 2025, we elected to perform a quantitative assessment and concluded that the fair value substantially exceeded the carrying value for the reporting units in which we performed a quantitative assessment. The key assumptions used to determine the fair value of our local media, tennis, and other reporting units consisted primarily of significant unobservable inputs (Level 3 fair value inputs), including discount rates, estimated cash flows, profit margins, and growth rates. The discount rate used to determine the fair value of our local media, tennis, and other reporting units is based on a number of factors including market interest rates, a weighted average cost of capital analysis based on the target capital structure for a television broadcasting company and includes adjustments for market risk and company specific risk. Estimated cash flows are based upon internally developed estimates and growth rates and profit margins are based on market studies, industry knowledge, and historical performance.

For our annual goodwill impairment tests related to our local media, tennis, and other reporting units in 2024 and 2023 we concluded that it was more-likely-than-not that goodwill was not impaired for the reporting units in which we performed a qualitative assessment. The qualitative factors reviewed during our annual assessments indicated stable or improving margins and favorable or stable forecasted economic conditions including stable discount rates and comparable or improving business multiples. Additionally, the results of prior quantitative assessments supported significant excess fair value over carrying value of our reporting units. We did not have any indicators of impairment in any interim period in 2025 or 2024 and therefore did not perform interim impairment tests for goodwill during those periods.

As of December 31, 2025 and 2024, the carrying amount of our indefinite-lived intangible assets was as follows (in millions):

	Local media	Tennis	Other	Consolidated
Balance at December 31, 2023 (a)	$ 123	$ 24	$ 3	$ 150
Balance at December 31, 2024 (a) (b)	$ 123	$ 24	$ 3	$ 150
Acquisition	1	—	—	1
Disposition	(2)	—	—	(2)
Balance at December 31, 2025 (a) (b)	$ 122	$ 24	$ 3	$ 149

(a) Our indefinite-lived intangible assets in our local media segment relate to broadcast licenses and our indefinite-lived intangible assets in our tennis segment and other relate to trade names.

(b) Approximately $12 million and $14 million of indefinite-lived intangible assets relate to consolidated VIEs as of December 31, 2025 and 2024, respectively.

We performed our annual impairment tests for indefinite-lived intangibles in 2025, 2024 and 2023 and as a result of our qualitative assessments, we recorded no impairment.

SINCLAIR, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table shows the gross carrying amount and accumulated amortization of definite-lived intangibles (in millions):

	As of December 31, 2025		
	Gross Carrying Value	Accumulated Amortization	Net
Amortized intangible assets:			
Customer relationships	$ 1,118	$ (849)	$ 269
Network affiliation	$ 1,426	$ (1,171)	$ 255
Other	42	(33)	9
Total other definite-lived intangible assets (a)	$ 1,468	$ (1,204)	$ 264
Total definite-lived intangible assets	$ 2,586	$ (2,053)	$ 533

	As of December 31, 2024		
	Gross Carrying Value	Accumulated Amortization	Net
Amortized intangible assets:			
Customer relationships	$ 1,098	$ (796)	$ 302
Network affiliation	$ 1,435	$ (1,112)	$ 323
Other	36	(31)	5
Total other definite-lived intangible assets (a)	$ 1,471	$ (1,143)	$ 328
Total definite-lived intangible assets	$ 2,569	$ (1,939)	$ 630

(a) Approximately $5 million and $26 million of definite-lived intangible assets relate to consolidated VIEs as of December 31, 2025 and 2024, respectively.

Definite-lived intangible assets and other assets subject to amortization are being amortized on a straight-line basis over their estimated useful lives. The definite-lived intangible assets are amortized over a weighted average useful life of 14 years for customer relationships and 15 years for network affiliations. The amortization expense of the definite-lived intangible and other assets for the years ended December 31, 2025, 2024, and 2023 was $145 million, $149 million, and $166 million, respectively. We analyze specific definite-lived intangibles for impairment when events occur that may impact their value in accordance with the respective accounting guidance for long-lived assets. There were no impairment charges recorded for the years ended December 31, 2025, 2024, and 2023, as there were no indicators of impairment.

The following table shows the estimated annual amortization expense of the definite-lived intangible assets for the next five years and thereafter (in millions):

2026	$ 145
2027	131
2028	105
2029	70
2030	37
2031 and thereafter	45
	$ 533

SINCLAIR, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5. OTHER ASSETS:

Other assets as of December 31, 2025 and 2024 consisted of the following (in millions):

	2025	2024
Equity method investments	$ 21	$ 48
Other investments	402	382
Note receivable	31	27
Income tax receivable	150	144
Post-retirement plan assets	52	47
Other	61	62
Total other assets	$ 717	$ 710

Equity Method Investments

We have a portfolio of investments in a number of entities that are primarily focused on the development of real estate and other media and non-media businesses. No investments were individually significant for the years ended December 31, 2025, 2024, and 2023.

Other Investments

We measure our investments, excluding equity method investments, at fair value or, in situations where fair value is not readily determinable, we have the option to value investments at cost plus observable changes in value, less impairment. Additionally, certain investments are measured at net asset value ("NAV").

As of December 31, 2025 and 2024, we held $223 million and $228 million, respectively, in investments measured at fair value and $150 million and $116 million, respectively, in investments measured at NAV. We recognized fair value adjustment losses of $11 million, $32 million, and $87 million for the years ended December 31, 2025, 2024, and 2023, respectively, associated with these securities, which is reflected in other income (expense), net in our consolidated statements of operations.

Investments accounted for utilizing the measurement alternative were $29 million and $38 million as of December 31, 2025 and 2024, respectively. We recorded impairments of $24 million related to three investments, a $2 million impairment related to one investment, and a $6 million impairment related to one investment for the years ended December 31, 2025, 2024, and 2023, respectively, which are reflected in other income (expense), net in our consolidated statements of operations.

On November 18, 2020, we entered into a commercial agreement with Bally's Corporation ("Bally's"). As part of this arrangement, we received warrants to acquire common equity in the business. These financial instruments are measured each period at fair value which is primarily derived from the trading price of the underlying common stock and the exercise price of the warrants. See *Note 16. Fair Value Measurements* for further discussion.

As of December 31, 2025 and 2024, our unfunded commitments related to certain equity investments totaled $46 million and $63 million, respectively, including $42 million and $60 million, respectively, related to investments measured at NAV.

SINCLAIR, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.   NOTES PAYABLE AND COMMERCIAL BANK FINANCING:

Notes payable, finance leases, and commercial bank financing (including "finance leases to affiliates") consisted of the following as of December 31, 2025 and 2024 (in millions):

	2025	2024
Credit Agreements:		
Term Loan B-2, due September 30, 2026 (a)	$ —	$ 1,175
Term Loan B-3, due April 1, 2028 (a)	3	714
Term Loan B-4, due April 21, 2029 (a)	—	731
Term Loan B-6, due December 31, 2029 (a)	706	—
Term Loan B-7, due December 31, 2030 (a)	726	—
STG Notes:		
5.125% Senior notes, due February 15, 2027 (a) (b)	—	274
5.500% Senior notes, due March 1, 2030	485	485
4.125% Senior Secured Notes, due December 1, 2030 (a)	—	737
4.125% Unsecured Notes, due December 1, 2030 (a)	4	—
9.750% Second Lien Senior Secured Notes, due February 15, 2033 (a)	432	—
8.125% First-Out First Lien Secured Notes, due February 15, 2033 (a)	1,430	—
4.375% Second-Out First Lien Secured Notes, due December 31, 2032 (a)	238	—
A/R Facility	375	—
Debt of variable interest entities	6	7
Finance leases	24	30
Finance leases - affiliate	9	12
Total outstanding principal	4,438	4,165
Less: Deferred financing costs and discounts	(55)	(36)
Less: Current portion	(22)	(35)
Less: Finance leases - affiliate, current portion	(3)	(3)
Net carrying value of long-term debt	$ 4,358	$ 4,091

(a) Sinclair Television Group, Inc. ("STG") completed a series of financing transactions, including a new money financing and debt recapitalization, during the year ended December 31, 2025. See *Credit Agreements and Notes* below.

(b) In April 2025 and October 2025, STG repurchased $81 million and the remaining $89 million, respectively, aggregate principal amount of the 5.125% Senior Notes due 2027. See *Credit Agreements and Notes* below.

Debt under the New Credit Agreement, Amended Credit Agreement, notes payable, and finance leases as of December 31, 2025 matures as follows (in millions):

	Notes and Credit Agreements	Finance Leases	Total
2026	$ 17	$ 10	$ 27
2027	18	8	26
2028	392	6	398
2029	692	6	698
2030	1,186	5	1,191
2031 and thereafter	2,100	5	2,105
Total minimum payments	4,405	40	4,445
Less: Deferred financing costs and discounts	(55)	—	(55)
Less: Amount representing future interest	—	(7)	(7)
Net carrying value of total debt	$ 4,350	$ 33	$ 4,383

Interest expense in our consolidated statements of operations was $395 million, $304 million, and $305 million for the years ended December 31, 2025, 2024, and 2023, respectively. Interest expense included amortization of deferred financing costs and debt discounts of $8 million for the year ended December 31, 2025 and $10 million for each of the years ended December 31, 2024 and 2023. Interest expense for the year ended December 31, 2025 also included $68 million of one-time financing costs.

SINCLAIR, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The stated and weighted average effective interest rates on the above obligations are as follows, for the years ended December 31, 2025 and 2024:

	Stated Rate	Weighted Average Effective Rate	
		2025	2024
Credit Agreements:			
Term Loan B-2	SOFR plus 2.50%	6.91%	8.17%
Term Loan B-3	SOFR plus 3.00%	6.98%	8.64%
Term Loan B-4 (a)	SOFR plus 3.75%	8.51%	9.83%
Term Loan B-6 (a)	SOFR plus 3.30%	7.30%	—%
Term Loan B-7 (a)	SOFR plus 4.10%	8.37%	—%
Revolving Credit Facility (a) (b)	SOFR plus 2.00%	—%	—%
STG Notes:			
5.125% Unsecured Notes	5.13%	5.33%	5.33%
5.500% Unsecured Notes	5.50%	5.66%	5.66%
4.125% Secured Notes	4.13%	4.31%	4.31%
4.125% Unsecured Notes	4.13%	4.31%	—%
9.750% Secured Notes	9.75%	10.17%	—%
8.125% Secured Notes	8.13%	8.29%	—%
4.375% Secured Notes	4.38%	4.52%	—%
A/R Facility	SOFR plus 1.25%	6.91%	—%

(a) Interest rate terms on the STG Term Loan B-4, B-6, and B-7, the revolving credit facility, and the A/R Facility (as defined below) include additional customary credit spread adjustments.

(b) We incur a commitment fee on undrawn capacity of 0.25%, 0.375%, or 0.50% if our first lien leverage ratio (as defined in the New Credit Agreement) is less than or equal to 2.75x, less than or equal to 3.0x but greater than 2.75x, or greater than 3.0x, respectively. As of December 31, 2025, there were no outstanding borrowings, $1 million in letters of credit outstanding, and $612 million available under the revolving credit facility. As of December 31, 2024, there were no outstanding borrowings, $1 million in letters of credit outstanding, and $649 million available under the revolving credit facility. The total revolving credit facility contains two tranches, one for $575 million which matures on February 12, 2030 and one for $37.5 million which matures on April 21, 2027. See *Credit Agreements and Notes* below for further information.

We recorded $43 million of debt issuance costs for the year ended December 31, 2025. Debt issuance costs and original issuance discounts are presented as a direct deduction from, or addition to, the carrying amount of an associated debt liability, except for debt issuance costs related to our revolving credit facility and A/R Facility, which are presented within other assets in our consolidated balance sheets.

Credit Agreements and Notes

During the first quarter of 2025, STG, a wholly-owned subsidiary of SBG, completed a series of financing transactions (the "Transactions") as follows:

Exchanged $711.4 million aggregate principal amount outstanding of the $714 million Term Loan B-3, which mature April 1, 2028 and bear interest at SOFR plus 3.00%, into second-out first lien Term Loan B-6 issued under a new credit agreement dated February 12, 2025 (the "New Credit Agreement"), which mature December 31, 2029 and bear interest at SOFR plus 3.30%. Exchanged all of the $731.3 million aggregate principal amount outstanding of Term Loan B-4, which matured on April 21, 2029 and bore interest at SOFR plus 3.75%, into second-out first lien Term Loan B-7 issued under the New Credit Agreement, which mature December 31, 2030 and bear interest at SOFR plus 4.10%.

Exchanged $575 million of commitments under the existing revolving credit facility into $575 million first-out first lien revolving commitments (the "First-Out Revolving Credit Facility") under the New Credit Agreement, which mature February 12, 2030 and borrowings thereunder will bear interest at SOFR plus 2.00%.

The existing bank credit agreement was amended as of February 12, 2025 (the "Amended Credit Agreement") concurrent with the Transactions and entering into the New Credit Agreement, subordinating the secured obligations thereunder and eliminating substantially all covenants and certain events of default. As a result, the remaining $3 million of Term Loan B-3 and the remaining $37.5 million of commitments under the existing revolving credit facility are ranked as third lien obligations.

STG issued $1,430 million aggregate principal amount of 8.125% first-out first lien secured notes due 2033 (the "8.125% First-Out Notes"), which mature on February 15, 2033. The proceeds from the 8.125% First-Out Notes were used to repay in full the $1,175 million aggregate principal amounts outstanding of Term Loan B-2 due 2026, approximately $63.6 million aggregate principal amount of 4.125% Senior Secured Notes due 2030 at 84% of the principal amount, and approximately $104 million aggregate principal amount of 5.125% Senior Notes due 2027 at 97% of the principal amount and to pay fees and expenses related to the Transactions.

SINCLAIR, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Exchanged $432 million aggregate principal amount of the existing 4.125% Senior Secured Notes due 2030 into 9.750% senior secured second lien notes due 2033 (the "9.750% Second Lien Notes"), which mature on February 15, 2033. Exchanged $238 million aggregate principal amount of the existing 4.125% Senior Secured Notes due 2030 into 4.375% second-out first lien secured notes due 2032 (the "4.375% Second-Out Notes"), which mature on December 31, 2032. The remaining 4.125% Senior Secured Notes due 2030 of $4 million became unsecured obligations as the related indenture was amended to release all liens on the collateral and eliminate substantially all covenants and certain events of default.

In connection with the Transactions, for the year ended December 31, 2025, we recognized a gain on extinguishment of the 4.125% Senior Secured Notes due 2030 and 5.125% Senior Notes due 2027 of $5 million and $3 million, respectively, and a loss on extinguishment of the Term Loan B-2 of $6 million.

The New Credit Agreement and the indentures for the 8.125% First-Out Notes, 4.375% Second-Out Notes, and 9.750% Second Lien Notes (collectively, the "New Indentures") contain certain restrictive covenants including, but not limited to, restrictions on indebtedness, liens, restricted payments (including repayment of certain subordinated debt), investments, mergers, consolidations, sales and other dispositions of assets and affiliate transactions. These covenants are subject to a number of exceptions and limitations as described in the New Credit Agreement and New Indentures. The New Credit Agreement and New Indentures also include events of default, including certain cross-default and cross-acceleration provisions with other debt of STG, customary for agreements of its type.

Prior to February 15, 2028, December 1, 2025, and February 15, 2027, we may redeem the 8.125% First-Out Notes, 4.375% Second-Out Notes, and 9.750% Second Lien Notes, respectively, in whole or in part, at any time or from time to time at a price equal to 100% of the principal amount of the respective notes, plus accrued and unpaid interest, if any, to the redemption date, plus a "make-whole" premium as set forth in the New Indentures. On or prior to February 15, 2028 and February 15, 2027, we may redeem up to 40% of the aggregate principal amount of the 8.125% First-Out Notes and 9.750% Second Lien Notes, respectively, at a price equal to 108.125% and 109.750% of the principal amount of the 8.125% First-Out Notes and 9.750% Second Lien Notes, respectively, plus accrued and unpaid interest, if any, to, but not including, the date of redemption using the proceeds of certain equity offerings. Prior to February 15, 2028 and February 15, 2027, we may redeem the 8.125% First-Out Notes and 9.750% Second Lien Notes, respectively, in whole but not in part, at a redemption price equal to 108.125% and 109.750% of the principal amount of the 8.125% First-Out Notes and 9.750% Second Lien Notes, respectively, plus accrued and unpaid interest, if any, to, but not including, the redemption date upon certain change of control transactions or certain significant acquisitions. Beginning on December 1, 2025, we may redeem some or all of the 4.375% Second-Out Notes at any time or from time to time at the redemption prices set forth in the New Indentures, plus accrued and unpaid interest, if any, to, but not including, the redemption date. In addition, upon the sale of certain of STG's assets or certain changes of control, we may be required to offer to repurchase some or all of the 8.125% First-Out Notes, 4.375% Second-Out Notes, and 9.750% Second Lien Notes.

The First-Out Revolving Credit Facility includes a financial maintenance covenant, the first-out first lien leverage ratio (as defined in the New Credit Agreement), which requires such ratio not to exceed 3.5x, measured as of the end of each fiscal quarter, which is only applicable if 35% or more of the capacity (as a percentage of total commitments) under the First-Out Revolving Credit Facility, measured as of the last day of each fiscal quarter, is utilized as of such date. Since there was no utilization under the First-Out Revolving Credit Facility as of December 31, 2025, STG was not subject to the financial maintenance covenant under the New Credit Agreement. As of December 31, 2025, the STG first-out first lien leverage ratio was below 3.5x. The New Credit Agreement contains other restrictions and covenants with which STG was in compliance as of December 31, 2025.

In April 2025, STG repurchased $81 million aggregate principal amount of the 5.125% Senior Notes due 2027 for consideration of $77 million. In October 2025, STG repurchased the remaining $89 million aggregate principal amount of the 5.125% Senior Notes due 2027 for consideration of $89 million. The 5.125% Senior Notes due 2027 acquired were canceled immediately following their acquisition. In connection with the foregoing, we recognized a gain on extinguishment of the 5.125% Senior Notes due 2027 of $4 million for the year ended December 31, 2025.

During the year ended December 31, 2024, STG repurchased $27 million aggregate principal amount of the Term Loan B-2 for consideration of $25 million. We recognized a gain on extinguishment of $1 million for the year ended December 31, 2024.

During the year ended December 31, 2023, STG repurchased $30 million aggregate principal amount of the Term Loan B-2 for consideration of $26 million. We recognized a gain on extinguishment of $3 million for the year ended December 31, 2023.

During the year ended December 31, 2023, STG repurchased $7 million, $15 million, and $13 million aggregate principal amount of the 5.125% Unsecured Notes, the 5.500% Unsecured Notes, and the 4.125% Secured Notes, respectively, in open market transactions for consideration of $6 million, $8 million, and $8 million, respectively. The STG Notes acquired during the year ended December 31, 2023 were canceled immediately following their acquisition. We recognized a gain on extinguishment of the STG Notes of $12 million for the year ended December 31, 2023.

SINCLAIR, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Debt of Variable Interest Entities and Guarantees of Third-Party Obligations

We jointly, severally, unconditionally, and irrevocably guaranteed $2 million of debt of certain third parties as of both December 31, 2025 and 2024, all of which related to consolidated VIEs is included in our consolidated balance sheets. We provide a guarantee of certain obligations of the Marquee Sports Network ("Marquee") subject to a maximum aggregate amount of $331 million for the years 2026 through 2029. We accrued $15 million related to this obligation for the year ended December 31, 2025, included in (gain) loss on asset dispositions and other, net in our consolidated statements of operations. As of December 31, 2025, $4 million of this obligation is reflected in accounts payable and accrued liabilities in our consolidated balance sheets. See *Note 11. Commitments and Contingencies* for further discussion.

Accounts Receivable Securitization Facility

On November 6, 2025, STG and one of its subsidiaries entered into a three-year, up to $375 million revolving accounts receivable securitization facility (the "A/R Facility") with Wells Fargo Bank, N.A., as administrative agent, which matures on November 6, 2028, in order to enable STG to raise incremental, low-cost capital. Amounts outstanding under the A/R Facility bear interest at SOFR plus 1.25%. The amount of actual availability under the A/R Facility is subject to change based on the level of eligible receivables sold by certain subsidiaries of STG identified therein (the "Originators") to STG. Eligibility of the receivables is determined by a variety of factors, including, but not limited to, credit ratings of the Originators' customers, customer concentration levels, and certain characteristics of the accounts receivable being transferred. As of December 31, 2025, the total amount outstanding under the A/R Facility was $375 million. Interest expense related to the A/R Facility was $3 million for the year ended December 31, 2025.

Interest Rate Swap

During the year ended December 31, 2023, we entered into an interest rate swap effective February 7, 2023 which terminates on February 28, 2026 in order to manage a portion of our exposure to variable interest rates. The swap agreement has a notional amount of $600 million, bears a fixed interest rate of 3.9%, and we receive a floating rate of interest based on SOFR. See *Hedge Accounting* within *Note 1. Nature of Operations and Summary of Significant Accounting Policies* for further discussion. As of December 31, 2025, the fair value of the interest rate swap was a liability of $0.2 million, which is recorded in other current liabilities in our consolidated balance sheets. As of December 31, 2024, the fair value of the interest rate swap was an asset of $1 million, which is recorded in other assets in our consolidated balance sheets.

Finance Leases

For more information related to our finance leases and affiliate finance leases see *Note 7. Leases* and *Note 13. Related Person Transactions*, respectively.

SINCLAIR, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.   LEASES:

We determine if a contractual arrangement is a lease at inception. Our lease arrangements provide the Company the right to utilize certain specified tangible assets for a period of time in exchange for consideration. Our leases primarily relate to building space, tower space, and equipment. We do not separate non-lease components from our building and tower leases for the purposes of measuring our lease liabilities and assets. Our leases consist of operating leases and finance leases which are presented separately in our consolidated balance sheets. Leases with an initial term of 12 months or less are not recorded on the balance sheet.

We recognize a lease liability and a right of use asset at the lease commencement date based on the present value of the future lease payments over the lease term discounted using our incremental borrowing rate. Implicit interest rates within our lease arrangements are rarely determinable. Right of use assets also include, if applicable, prepaid lease payments and initial direct costs, less incentives received.

We recognize operating lease expense on a straight-line basis over the term of the lease within operating expenses. Expense associated with our finance leases consists of two components, including interest on our outstanding finance lease obligations and amortization of the related right of use assets. The interest component is recorded in interest expense and amortization of the finance lease asset is recognized on a straight-line basis over the term of the lease in depreciation of property and equipment.

Our leases do not contain any material residual value guarantees or material restrictive covenants. Some of our leases include optional renewal periods or termination provisions which we assess at inception to determine the term of the lease, subject to reassessment in certain circumstances.

The following table presents lease expense we have recorded in our consolidated statements of operations for the years ended December 31, 2025, 2024, and 2023 (in millions):

	2025		2024		2023
Finance lease expense:					
Amortization of finance lease asset	$ 6	$	4	$	4
Interest on lease liabilities	3		3		2
Total finance lease expense	9		7		6
Operating lease expense (a)	37		37		38
Total lease expense	$ 46	$	44	$	44

(a)   Includes variable lease expense of $7 million for the year ended December 31, 2025 and $6 million for each of the years ended December 31, 2024 and 2023.

The following table summarizes our outstanding operating and finance lease obligations as of December 31, 2025 (in millions):

	Operating Leases		Finance Leases		Total
2026	$ 32	$	10	$	42
2027	29		8		37
2028	25		6		31
2029	19		6		25
2030	19		5		24
2031 and thereafter	42		5		47
Total undiscounted obligations	166		40		206
Less imputed interest	(30)		(7)		(37)
Present value of lease obligations	$ 136	$	33	$	169

SINCLAIR, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes supplemental balance sheet information related to leases as of December 31, 2025 and December 31, 2024 (in millions, except lease term and discount rate):

	2025		2024	
	Operating Leases	Finance Leases	Operating Leases	Finance Leases
Lease assets, non-current	$ 110	$ 24 (a)	$ 123	$ 30 (a)
Lease liabilities, current	$ 24	$ 8	$ 22	$ 8
Lease liabilities, non-current	112	25	130	34
Total lease liabilities	$ 136	$ 33	$ 152	$ 42
Weighted average remaining lease term (in years)	6.39	5.03	7.14	5.62
Weighted average discount rate	6.4 %	7.9 %	6.3 %	8.0 %

(a) Finance lease assets are reflected in property and equipment, net in our consolidated balance sheets.

The following table presents other information related to leases for the years ended December 31, 2025, 2024, and 2023 (in millions):

	2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 32	$ 33	$ 33
Operating cash flows from finance leases	$ 3	$ 3	$ 2
Financing cash flows from finance leases	$ 8	$ 7	$ 7
Leased assets obtained in exchange for new operating lease liabilities	$ 8	$ 5	$ 25
Leased assets obtained in exchange for new finance lease liabilities	$ —	$ 22	$ —

SINCLAIR, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.   PROGRAM CONTRACTS:

Future payments required under television program contracts as of December 31, 2025 were as follows (in millions):

2026	$	70
2027		8
2028		5
Total		83
Less: Current portion		(70)
Long-term portion of program contracts payable	$	13

Each future period's film liability includes contractual amounts owed, but what is contractually owed does not necessarily reflect what we are expected to pay during that period. While we are contractually bound to make the payments reflected in the table during the indicated periods, industry protocol typically enables us to make film payments on a three-month lag. Included in the current portion amount are payments due in arrears of $10 million. In addition, we have entered into non-cancelable commitments for future television program rights aggregating to $6 million as of December 31, 2025.

9.   COMMON STOCK:

Holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to ten votes per share, except for votes relating to "going private" and certain other transactions. Substantially all of the Class B Common Stock is held by David D. Smith, Frederick G. Smith, J. Duncan Smith and Robert E. Smith who entered into a stockholders' agreement pursuant to which they have agreed to vote for each other as candidates for election to the Board until December 31, 2036. The Class A Common Stock and the Class B Common Stock vote together as a single class, except as otherwise may be required by Maryland law, on all matters presented for a vote. Holders of Class B Common Stock may at any time convert their shares into the same number of shares of Class A Common Stock. During 2025, 19,820 Class B Common Stock shares were converted into Class A Common Stock shares. During 2024 and 2023, no Class B Common Stock shares were converted into Class A Common Stock shares.

The New Credit Agreement and Amended Credit Agreement and some of our subordinate debt instruments have restrictions on our ability to pay dividends on our common stock unless certain specific conditions are satisfied, including, but not limited to:
- no event of default then exists under each indenture or certain other specified agreements relating to our debt; and
- after taking into account the dividends payment, we are within certain restricted payment requirements contained in each indenture.

During 2025 and 2024, the Board declared a quarterly dividend in the months of February, May, August, and November which were paid in March, June, September, and December, respectively. Total dividend payments for each of the years ended December 31, 2025 and 2024 were $1.00 per share. In February 2026, the Board declared a quarterly dividend of $0.25 per share. Future dividends on our common shares, if any, will be at the discretion of the Board and will depend on several factors including our results of operations, cash requirements and surplus, financial condition, covenant restrictions, and other factors that the Board may deem relevant. The holders of Class A Common Stock and Class B Common Stock have the same rights related to dividends.

On August 4, 2020, the Board authorized an additional $500 million share repurchase authorization in addition to the previous repurchase authorization of $1 billion. There is no expiration date and currently, management has no plans to terminate this program. No Class A Common Stock was repurchased during the year ended December 31, 2025. As of December 31, 2025, the total remaining repurchase authorization was $547 million.

SINCLAIR, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.   INCOME TAXES:

The (benefit) provision for income taxes consisted of the following for the years ended December 31, 2025, 2024, and 2023 (in millions):

	2025	2024	2023
Current provision (benefit) for income taxes:			
Federal	$ 48	$ (10)	$ 5
State	19	4	(5)
	67	(6)	—
Deferred (benefit) provision for income taxes:			
Federal	(84)	86	(342)
State	(37)	(4)	(16)
	(121)	82	(358)
(Benefit) provision for income taxes	$ (54)	$ 76	$ (358)

A reconciliation of the provision for income taxes to the amount computed by applying the 21% statutory U.S. federal income tax rate to income before taxes for the year ended December 31, 2025, after the prospective adoption of ASU 2023-09, is as follows (in millions, except percentages):

	2025 Tax Expense/ (Benefit)	2025 Estimated Tax Rate
U.S. federal statutory tax rate	$ (32)	21.0 %
State income taxes, net of federal tax benefit (a) (b)	(22)	14.5 %
Tax credits (federal R&D credit)	(4)	2.7 %
Nontaxable or nondeductible items:		
Executive compensation	6	(3.7)%
Other	—	(0.3)%
Changes in unrecognized tax benefits	2	(1.2)%
Other adjustments:		
Pending tax refunds interest income	(6)	3.8 %
Effect of consolidated VIEs	3	(1.8)%
Other	(1)	0.6 %
Effective income tax rate	$ (54)	35.6 %

(a)   The 2025 state jurisdiction that contributes to the majority (greater than 50%) of the tax effect in this category is Maryland.

(b)   Includes a $23 million decrease in valuation allowance primarily as a result of a change in recent years from cumulative loss to cumulative earnings in certain state jurisdictions.

SINCLAIR, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the provision for income taxes to the amount computed by applying the 21% statutory U.S. federal income tax rate to income before taxes for years ended December 31, 2024 and 2023, prior to the prospective adoption of ASU 2023-09, is as follows:

	2024	2023
U.S. federal statutory tax rate	21.0 %	21.0 %
Adjustments:		
State income taxes, net of federal tax benefit (a)	5.1 %	4.6 %
Valuation allowance (b)	(4.9)%	30.6 %
Pending tax refunds interest income (c)	(3.4)%	— %
Federal tax credits	(1.5)%	0.6 %
Other	2.8 %	(0.5)%
Effective income tax rate	19.1 %	56.3 %

(a) Included in state income taxes are deferred income tax effects related to certain acquisitions, intercompany mergers, tax elections, law changes and/or impact of changes in apportionment.

(b) Our 2024 income tax provision includes a $19 million decrease in valuation allowance primarily as a result of a change in recent years from cumulative loss to cumulative earnings in certain state jurisdictions, and a remeasurement of state net deferred tax assets due to state apportionment updates. Our 2023 income tax provision includes a $212 million decrease related to the release of valuation allowance associated with the federal interest expense carryforwards under the IRC Section 163(j).

(c) Our 2024 income tax provision includes a $14 million accrual of interest income attributable to prior years' pending income tax refund claims, including an immaterial $7.5 million correcting adjustment related to the accrual of interest income attributable to prior years' pending income tax refund claims.

Temporary differences between the financial reporting carrying amounts and the tax bases of assets and liabilities give rise to deferred taxes. Total deferred tax assets and deferred tax liabilities as of December 31, 2025 and 2024 were as follows (in millions):

	2025	2024
Deferred Tax Assets:		
Net operating losses:		
Federal	$ 10	$ 86
State	119	149
Investment in Bally's securities	54	62
IRC Section 163(j) interest expense carryforward	38	139
Operating lease liabilities	32	38
Capitalized research and development expenses	10	52
Tax Credits	1	91
Other	59	42
	323	659
Valuation allowance for deferred tax assets	(74)	(101)
Total deferred tax assets	$ 249	$ 558
Deferred Tax Liabilities:		
Goodwill and intangible assets	$ (344)	$ (360)
Property & equipment, net	(86)	(93)
Operating lease assets	(26)	(32)
Investment in Diamond	—	(405)
Other	(6)	(3)
Total deferred tax liabilities	(462)	(893)
Net deferred tax liabilities	$ (213)	$ (335)

SINCLAIR, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2025, the Company had approximately $46 million and $2,418 million of gross federal and state net operating losses, respectively. Except for those without an expiration date, these losses will expire during various years from 2026 to 2045, and some of them are subject to annual limitations under the IRC Section 382 and similar state provisions. As discussed in *Income Taxes* under *Note 1. Nature of Operations and Summary of Significant Accounting Policies*, we establish a valuation allowance in accordance with the guidance related to accounting for income taxes. As of December 31, 2025, a valuation allowance has been provided for deferred tax assets related to certain of our available state net operating loss carryforwards based on past operating results, expected timing of the reversals of existing temporary basis differences, alternative tax strategies, current and cumulative losses, and projected future taxable income. Although realization is not assured for the remaining deferred tax assets, we believe it is more likely than not that they will be realized in the future. During the year ended December 31, 2025, we decreased our valuation allowance by $27 million to $74 million. The decrease is primarily a result of a change in recent years from cumulative loss to cumulative earnings in certain state jurisdictions. During the year ended December 31, 2024, we decreased our valuation allowance by $19 million to $101 million. The decrease is primarily a result of a change in recent years from cumulative loss to cumulative earnings in certain state jurisdictions and a remeasurement of state net deferred tax assets due to state apportionment updates.

The following table summarizes the activity related to our accrued unrecognized tax benefits for the years ended December 31, 2025, 2024, and 2023 (in millions):

	2025	2024	2023
Balance at January 1,	$ 15	$ 14	$ 17
Additions related to current year tax positions	—	1	1
Reductions related to settlements with taxing authorities	—	—	(2)
Reductions related to expiration of the applicable statute of limitations	—	—	(2)
Balance at December 31,	$ 15	$ 15	$ 14

We are subject to U.S. federal income tax as well as income tax of multiple state jurisdictions. Our 2014 through 2020 federal tax returns are currently under audit, and several of our subsidiaries are currently under state examinations for various years. We do not anticipate that resolution of these matters will result in a material change to our consolidated financial statements. In addition, we do not believe that our liability for unrecognized tax benefits would be materially impacted, in the next twelve months, as a result of expected statute of limitations expirations and resolution of examination issues and settlements with tax authorities.

The net cash income taxes paid by the Company for the year ended December 31, 2025 were as follows (in millions):

	2025
Federal	$ 31
State & local:	
California	6
Other	8
Foreign	—
Income taxes, net of amounts refunded	$ 45

The net cash income taxes paid by the Company during the years ended December 31, 2024 and 2023 were $3 million and $4 million, respectively.

SINCLAIR, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11. COMMITMENTS AND CONTINGENCIES:

Litigation, Claims, and Regulatory Matters

We are a party to lawsuits, claims, and regulatory matters from time to time in the ordinary course of business. Actions currently pending are in various stages and no material judgments or decisions have been rendered by hearing boards or courts in connection with such actions. Except as noted below, we do not believe the outcome of these matters, individually or in the aggregate, will have a material effect on the Company's financial statements.

FCC Matters. On May 22, 2020, the Federal Communications Commission ("FCC") released an Order and Consent Decree pursuant to which the Company agreed to pay $48 million to resolve the matters covered by a Notice of Apparent Liability for Forfeiture ("NAL") issued in December 2017 proposing a $13 million fine for alleged violations of the FCC's sponsorship identification rules by the Company and certain of its subsidiaries, the FCC's investigation of the allegations raised in the Hearing Designation Order issued in connection with the Company's proposed acquisition of Tribune, and a retransmission related matter. The Company submitted the $48 million payment on August 19, 2020. As part of the consent decree, the Company also agreed to implement a four-year compliance plan, which terminated on May 29, 2024. Two petitions were filed on June 8, 2020 seeking reconsideration of the consent decree. The Company filed an opposition to the petitions on June 18, 2020, and the petitions remain pending.

On September 1, 2020, one of the individuals who filed a petition for reconsideration of the consent decree filed a petition to deny the license renewal application of WBFF(TV), Baltimore, MD, and the license renewal applications of two other Baltimore, MD stations with which the Company has a JSA or LMA, Deerfield Media station WUTB(TV) and Cunningham Broadcasting Corporation ("Cunningham") station WNUV(TV). On January 18, 2024, a motion was filed to request substitution of the petitioner, who is deceased. On June 27, 2025, the FCC (i) denied the motion for substitution; (ii) dismissed the petition to deny; and (iii) granted the license renewal applications of WBFF(TV), WUTB(TV), and WNUV(TV). An application for review of the FCC's decision was filed on July 28, 2025 on behalf of the individual who unsuccessfully sought to be substituted for the petitioner in the proceeding. The Company timely filed an opposition to the application for review and the matter remains pending. On April 14, 2025, the same attorney who filed the petition against the renewal applications filed a similar petition to deny, on behalf of a different client, against assignment applications filed by the Company seeking FCC consent to sell certain stations to a third party. On July 1, 2025, the FCC dismissed that petition to deny and granted the applications. An application for review of the decision to grant the assignment applications was filed on behalf of the petitioner on July 30, 2025. The Company timely filed an opposition to the application for review and the matter remains pending.

On September 2, 2020, the FCC adopted a Memorandum Opinion and Order and NAL against the licensees of several stations with whom the Company has LMAs, JSAs, and/or SSAs in response to a complaint regarding those stations' retransmission consent negotiations. The NAL proposed a $0.5 million penalty for each station, totaling $9 million. The licensees filed a response to the NAL on October 15, 2020, asking the FCC to dismiss the proceeding or, alternatively, to reduce the proposed forfeiture to $25,000 per station. On July 28, 2021, the FCC issued a forfeiture order in which the $0.5 million penalty was upheld for all but one station. A Petition for Reconsideration of the forfeiture order was filed on August 7, 2021. On March 14, 2022, the FCC released a Memorandum Opinion and Order and Order on Reconsideration, which reaffirmed the forfeiture order, dismissed (and in the alternative, denied) the Petition for Reconsideration, and stated that because the fines were not paid within the period stated in the July 2021 forfeiture order the FCC may refer the case to the U.S. Department of Justice ("DOJ") for enforcement of the forfeiture pursuant to Section 504 of the Communications Act. Our understanding is that this matter remains pending. The Company is not a party to this forfeiture order.

On September 21, 2022, the FCC released an NAL against the licensees of a number of stations, including 83 Company stations and several stations with whom the Company has LMAs, JSAs, and/or SSAs, for violation of the FCC's limitations on commercial matter in children's television programming related to KidsClick network programming distributed by the Company in 2018. The NAL proposed a fine of $2.7 million against the Company, and fines ranging from $20,000 to $26,000 per station for the other licensees, including the LMA, JSA, and/or SSA stations, for a total of $3.4 million. On October 21, 2022, the Company filed a written response seeking reduction of the proposed fine amount. On September 6, 2024, the FCC issued a forfeiture order imposing the fine as proposed in the NAL. The Company and all other affected licensees filed a joint petition for reconsideration of the forfeiture order on October 7, 2024. On June 27, 2025, the FCC adopted an Order and Consent Decree pursuant to which the Company agreed to make a voluntary contribution of $500,000 to resolve, without any admission of liability, the forfeiture order (with respect to Company stations), a closed captioning investigation of Company station WUHF in Rochester, NY, and matters relating to certain of the Company's pending station renewal applications. As part of the consent decree, the Company also agreed to implement a two-year compliance plan relating to the FCC's limits on commercial matter in children's programming and closed captioning rules, and the FCC agreed to grant the license renewal applications of all Company stations involved in the matters resolved by the consent decree. The consent decree states the forfeiture order will be resolved by separate action with respect to the non-Company licensees named in the forfeiture order, and to the Company's knowledge all but one of such non-Company licensees have entered into non-monetary consent decrees with the FCC and agreed to similar compliance plans with respect to the FCC's limits on commercial matter in children's programming. The Company made the $500,000 voluntary contribution on July 9, 2025.

SINCLAIR, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Other Matters. On November 6, 2018, the Company agreed to enter into a proposed consent decree with the DOJ. This consent decree resolves the DOJ's investigation into the sharing of pacing information among certain stations in some local markets. The DOJ filed the consent decree and related documents in the U.S. District Court for the District of Columbia on November 13, 2018. The U.S. District Court for the District of Columbia entered the consent decree on May 22, 2019. The consent decree is not an admission of any wrongdoing by the Company and does not subject the Company to any monetary damages or penalties. The Company believes that even if the pacing information was shared as alleged, it would not have impacted any pricing of advertisements or the competitive nature of the market. The consent decree requires the Company to adopt certain antitrust compliance measures, including the appointment of an Antitrust Compliance Officer, consistent with what the DOJ has required in previous consent decrees in other industries. The consent decree also requires the Company's stations not to exchange pacing and certain other information with other stations in their local markets, which the Company's management had already instructed them not to do.

The Company is aware of twenty-two putative class action lawsuits that were filed against the Company following published reports of the DOJ investigation into the exchange of pacing data within the industry. On October 3, 2018, these lawsuits were consolidated in the Northern District of Illinois. The consolidated action alleges that the Company and thirteen other broadcasters conspired to fix prices for commercials to be aired on broadcast television stations throughout the United States and engaged in unlawful information sharing, in violation of the Sherman Antitrust Act. The consolidated action seeks damages, attorneys' fees, costs and interest, as well as injunctions against adopting practices or plans that would restrain competition in the ways the plaintiffs have alleged. The Court denied the defendants' motion to dismiss on November 6, 2020. Discovery commenced shortly after that and is continuing. On December 8, 2023, the Court granted final approval of the settlements the plaintiffs had reached with four of the original defendants (CBS, Fox, Cox Media, and ShareBuilders), who agreed to pay a total of $48 million to settle the plaintiffs' claims against them. The plaintiffs are continuing to pursue their claims against the Company and the other non-settling defendants, and fact discovery closes on June 1, 2026. On December 6, 2024, the plaintiffs filed a motion seeking sanctions against the Company in connection with the loss of certain cell phone data. On November 18, 2025, the Court issued a Memorandum Opinion and Order on the plaintiffs' motion seeking sanctions, declining as premature the plaintiffs' request to present evidence of Sinclair's spoliation at summary judgment and trial, and imposing monetary sanctions on Sinclair for the costs of the plaintiffs' investigation between April 30, 2024 and the filing of the motion seeking sanctions. On February 20, 2025, Special Master Richard Levie issued Report and Recommendation No. 3 addressing the plaintiffs' challenges to certain of non-settling defendants' privilege log entries ("Levie R&R No. 3"), which recommended that the Court compel disclosure of certain documents Sinclair and the other non-settling defendants withheld from discovery based on assertions of privilege. On October 20, 2025, the Court issued an order adopting Levie R&R No. 3 and denying the objections to Levie R&R No. 3 made by Sinclair and the other non-settling defendants, compelling the production of 6,313 documents Sinclair withheld as privileged. Special Master Wayne R. Andersen has addressed the plaintiffs' remaining challenges to certain of Sinclair's and other non-settling defendants' privilege log entries. On September 29, 2025, Special Master Andersen issued Report and Recommendation No. 3 ("Andersen R&R No. 3"); on October 23, 2025, Special Master Andersen issued Report and Recommendation No. 6 ("Andersen R&R No. 6"); on November 17, 2025, Special Master Andersen issued Report and Recommendation No. 8 ("Andersen R&R No. 8"); and on November 18, 2025, Special Master Andersen issued Report and Recommendation No. 9 ("Andersen R&R No. 9"). In each report and recommendation, Special Master Andersen recommended granting in part and denying in part the plaintiffs' challenges. No party appealed Andersen R&R No. 3, which compelled the production of two documents Sinclair withheld as privileged. The plaintiffs objected to Andersen R&R No. 6, Andersen R&R No. 8, and Andersen R&R No. 9. On January 22, 2026, the Court issued an order rejecting the objections and adopting Andersen R&R No. 6, Andersen R&R No. 8, and Andersen R&R No. 9. Andersen R&R No. 6 compelled the production of 252 documents, Andersen R&R No. 8 compelled the production of 79 documents, and Andersen R&R No. 9 compelled the production of 10 documents. On December 16, 2025, Special Master Andersen issued Report and Recommendation No. 13 ("Andersen R&R No. 13"), also addressing the plaintiffs' challenges to certain of Sinclair's privilege log entries. The plaintiffs filed objections to Andersen R&R No. 13 on January 16, 2026, and Sinclair filed a response on January 30, 2026. The Court's review of the plaintiffs' challenges to Sinclair's privilege claims will be completed upon its ruling on the plaintiffs' objects to Andersen R&R No. 13. On January 23, 2026, the Court informed the parties that it will issue a new scheduling order, setting a trial date in November 2027. The parties are awaiting the issuance of the order. The Company continues to believe the lawsuits are without merit and intends to vigorously defend itself against all such claims.

On July 19, 2023, as part of the bankruptcy proceedings of DSG, at such time, an independently managed and unconsolidated subsidiary of Sinclair, DSG and its wholly-owned subsidiary, Diamond Sports Net, LLC, filed a complaint (the "Diamond Litigation"), under seal, in the United States Bankruptcy Court for the Southern District of Texas naming certain subsidiaries of Sinclair, including SBG and STG and certain officers of SBG and STG, as defendants.

SINCLAIR, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In the complaint, plaintiffs challenged a series of transactions involving SBG and certain of its subsidiaries, on the one hand, and DSG and its subsidiaries, on the other hand, since SBG acquired the former Fox Sports regional sports networks from The Walt Disney Company in August 2019. The complaint alleged, among other things, that the management services agreement (the "MSA") entered into by STG and DSG was not fair to DSG and was designed to benefit STG and SBG; that the Bally's Corporation ("Bally's") transaction in November 2020 through which Bally's acquired naming rights to certain regional sports networks was not fair to DSG and was designed to benefit STG and SBG; and that certain distributions made by DSG that were used to pay down preferred equity of DSH, were inappropriate and were conducted at a time when DSG was insolvent. The complaint also alleged that SBG and its subsidiaries (other than DSG and its subsidiaries) received payments or indirect benefits of approximately $1.5 billion as a result of the alleged misconduct. The complaint asserted a variety of claims, including certain fraudulent transfers of assets, unlawful distributions and payments, breaches of contracts, unjust enrichment and breaches of fiduciary duties. The plaintiffs sought, among other relief, avoidance of fraudulent transfers and unlawful distributions, and unspecified monetary damages to be determined.

On March 1, 2024, the court approved a global settlement and release of all claims associated with the Diamond Litigation, which settlement included an amendment to the MSA. Sinclair entered into the settlement, without admitting any fault or wrongdoing. The settlement terms included, among other things, DSG's dismissal with prejudice of its $1.5 billion litigation against Sinclair and all other defendants, along with the full and final satisfaction and release of all claims in that litigation against all defendants, including Sinclair and its subsidiaries, in exchange for Sinclair's cash payment to DSG of $495 million. Additionally, under the terms of the settlement, Sinclair would provide transition services to DSG to allow DSG to become a self-standing entity going forward. During the first quarter of 2024, we paid $50 million related to the settlement. The final settlement payment was made during the second quarter of 2024 and of the total $495 million settlement amount paid, $347 million was paid by STG and $148 million was paid by Ventures. On January 2, 2025, DSG announced that it had emerged from bankruptcy, at which time, Sinclair's equity interest in DSG was terminated.

We have provided a guarantee that requires us to provide funding to Marquee under certain circumstances. On July 19, 2024, Marquee sent us a funding notice seeking $29 million under the Marquee guarantee by August 1, 2024 purportedly to make payments under certain agreements to affiliates of the Chicago Cubs, an affiliate of which is also a co-owner of Marquee. Based on the information provided to us by Marquee, Marquee has sufficient cash to make such payments without funding under the Marquee guarantee. For this and other reasons, we do not believe we are contractually required to provide funding under the Marquee guarantee at this time and have so informed Marquee. On August 2, 2024, Marquee sent us another letter claiming that our failure to timely pay the amounts subject to Marquee's funding notice constitutes a breach of the Marquee guarantee and requesting payment of such amounts no later than August 17, 2024 at which time Marquee has stated it will pursue any and all available remedies pursuant to the Marquee guarantee. As of January 1, 2025, we determined we had no further obligations under the guarantee agreement. Marquee disputed this position, and on June 9, 2025, we entered into a binding term sheet to settle the matter. As part of the settlement, the parties agreed that the guarantee would be in effect through 2029; however, the maximum obligation under the guarantee agreement was reduced. As a result of the execution of this binding term sheet, we have concluded that our obligation to pay under a portion of the guarantee is probable and the loss related thereto could be reasonably estimated, thus recorded an estimated obligation related to this arrangement during the year ended December 31, 2025 (as further discussed in *Note 6. Notes Payable and Commercial Bank Financing*). Because loss contingencies are inherently unpredictable and unfavorable developments can occur, the assessment requires judgment about future events. Moreover, there is no assurance that contingencies will be satisfied and the ultimate loss may differ materially from the estimated obligation we have recorded.

Changes in the Rules of Television Ownership, Local Marketing Agreements, Joint Sales Agreements, Retransmission Consent Negotiations, and National Ownership Cap

Certain of our stations have entered into what have commonly been referred to as local marketing agreements or LMAs. One typical type of LMA is a programming agreement between two separately owned television stations serving the same market, whereby the licensee of one station programs substantial portions of the broadcast day and sells advertising time during such programming segments on the other licensee's station subject to the latter licensee's ultimate editorial and other controls. We believe these arrangements allow us to reduce our operating expenses and enhance profitability.

In 1999, the FCC established a local television ownership rule that made certain LMAs attributable. The FCC adopted policies to exempt from attribution "legacy" LMAs that were entered into prior to November 5, 1996 and permitted the applicable stations to continue operations pursuant to the LMAs until the conclusion of the FCC's 2004 biennial review. The FCC stated it would conduct a case-by-case review of legacy LMAs and assess the appropriateness of extending the exemption periods. The FCC did not initiate any review of legacy LMAs in 2004 or as part of its subsequent quadrennial reviews. We do not know when, or if, the FCC will conduct any such review of legacy LMAs. Currently, all of our LMAs are exempt from attribution under the Local Television Ownership Rule because they were entered into prior to November 5, 1996. If the FCC were to eliminate the exemption for these LMAs, we would have to terminate or modify these LMAs.

SINCLAIR, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On December 18, 2017, the FCC released a Notice of Proposed Rulemaking to examine the FCC's national ownership cap, including the UHF discount. The UHF discount allows television station owners to discount the coverage of UHF stations when calculating compliance with the FCC's national ownership cap, which prohibits a single entity from owning television stations that reach, in total, more than 39% of all the television households in the nation. On June 18, 2025, the FCC issued a Public Notice seeking comment to update the public record in this proceeding on whether to modify, retain, or eliminate the 39% national audience reach cap and/or the UHF discount. All but 21 of the stations we currently own and operate, or to which we provide programming services, are UHF. We cannot predict the outcome of the rulemaking proceeding. With the application of the UHF discount counting all our present stations we reach approximately 23% of U.S. households. Changes to the national ownership cap could limit our ability to make television station acquisitions.

On December 22, 2023, the FCC completed its 2018 Quadrennial Regulatory Review (the "2018 Ownership Order"). The 2018 Ownership Order declined to loosen or eliminate any of the existing television ownership rules, including the "Top-Four Prohibition" (which generally restricted common ownership of two top-four rated stations in a market), and amended Note 11 to its ownership rules to prohibit a broadcaster with a top-four-rated television station from acquiring the network affiliation of another top-four rated station in the market and airing that second top-four network on a multicast stream or commonly owned LPTV station under certain circumstances (the "Note 11 Expansion"). The 2018 Ownership Order also revised the methodology for determining whether a station is rated among the top-four stations in the market, retained the SSA disclosure requirement, and declined to attribute SSAs or JSAs. Broadcast industry parties filed three separate appeals of the 2018 Ownership Order which were consolidated in March 2024 before the U.S. Court of Appeals for the Eighth Circuit. On July 23, 2025, the Eighth Circuit issued a decision vacating the Top-Four Prohibition and the Note 11 Expansion, and such rules ceased to be effective on October 23, 2025.

On December 22, 2022, the FCC released a Public Notice to initiate the 2022 Quadrennial Regulatory Review. On September 30, 2025, the FCC issued a Notice of Proposed Rulemaking in the 2022 Quadrennial Regulatory Review proceeding, seeking further comment on the Local Television Ownership Rule. This proceeding remains pending. We cannot predict the outcome of that rulemaking proceeding. Changes to these rules could impact our ability to make radio or television station acquisitions.

SINCLAIR, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12. VARIABLE INTEREST ENTITIES:

Certain of our stations provide services to other station owners within the same respective market through agreements, such as LMAs, where we provide programming, sales, operational, and administrative services, and JSAs and SSAs, where we provide non-programming, sales, operational, and administrative services. In certain cases, we have also entered into purchase agreements or options to purchase the license related assets of the licensee. We typically own the majority of the non-license assets of the stations, and in some cases where the licensee acquired the license assets concurrent with our acquisition of the non-license assets of the station, we have provided guarantees to the bank for the licensee's acquisition financing. The terms of the agreements vary but generally have initial terms of over five years with several optional renewal terms. Based on the terms of the agreements and the significance of our investment in the stations, we are the primary beneficiary when, subject to the ultimate control of the licensees, we have the power to direct the activities which significantly impact the economic performance of the VIE through the services we provide and we absorb losses and returns that would be considered significant to the VIEs. The fees paid between us and the licensees pursuant to these arrangements are eliminated in consolidation. During the year ended December 31, 2025, we exercised certain purchase options and acquired the license assets of the licensee.

The carrying amounts and classification of the assets and liabilities of the VIEs mentioned above which have been included in our consolidated balance sheets as of December 31, 2025 and 2024 were as follows (in millions):

	2025	2024
ASSETS		
Current assets:		
Accounts receivable, net	$ 5	$ 18
Other current assets	2	3
Total current asset	7	21
Property and equipment, net	5	8
Goodwill and indefinite-lived intangible assets	13	15
Definite-lived intangible assets, net	5	26
Total assets	$ 30	$ 70
LIABILITIES		
Current liabilities:		
Other current liabilities	$ 6	$ 13
Long-term liabilities:		
Notes payable, finance leases, and commercial bank financing, less current portion	4	5
Other long-term liabilities	3	3
Total liabilities	$ 13	$ 21

The amounts above represent the combined assets and liabilities of the VIEs described above, for which we are the primary beneficiary. Total liabilities associated with certain outsourcing agreements and purchase options with certain VIEs, which are excluded from above, were $116 million and $128 million as of December 31, 2025 and December 31, 2024, respectively, as these amounts are eliminated in consolidation. The assets of each of these consolidated VIEs can only be used to settle the obligations of the VIE. As of December 31, 2025, all of the liabilities are non-recourse to us except for the debt of certain VIEs. See *Debt of Variable Interest Entities and Guarantees of Third-Party Obligations* under *Note 6. Notes Payable and Commercial Bank Financing* for further discussion. The risk and reward characteristics of the VIEs are similar.

Other VIEs

We have several investments in entities which are considered VIEs. However, we do not participate in the management of these entities, including the day-to-day operating decisions or other decisions which would allow us to control the entity, and therefore, we are not considered the primary beneficiary of these VIEs.

The carrying amounts of our investments in these VIEs for which we are not the primary beneficiary were $69 million and $79 million as of December 31, 2025 and 2024, respectively, and are included in other assets in our consolidated balance sheets. See *Note 5. Other Assets* for more information related to our equity investments. Our maximum exposure is equal to the carrying value of our investments. The income and loss related to equity method investments and other equity investments are recorded in income from equity method investments and other income (expense), net, respectively, in our consolidated statements of operations. We recorded a gain of $65 million, a loss of $65 million, and a gain of $27 million for the years ended December 31, 2025, 2024, and 2023, respectively, related to these investments.

13. RELATED PERSON TRANSACTIONS:

Transactions With Our Controlling Shareholders

David, Frederick, J. Duncan, and Robert Smith (collectively, the "controlling shareholders") are brothers and hold substantially all of our Class B Common Stock and some of our Class A Common Stock. We engaged in the following transactions with them and/or entities in which they have substantial interests:

Leases. Certain assets used by us and our operating subsidiaries are leased from entities owned by the controlling shareholders. Lease payments made to these entities were $6 million for each of the years ended December 31, 2025, 2024, and 2023.

Finance leases payable related to the aforementioned relationships were $9 million, net of $1 million interest, and $12 million, net of $2 million interest, as of December 31, 2025 and 2024, respectively. The finance leases mature in periods through 2030. For further information on finance leases to affiliates, see *Note 6. Notes Payable and Commercial Bank Financing.*

Charter Aircraft. We lease aircraft owned by certain controlling shareholders. For all leases, we incurred aggregate expenses of $0.2 million, $0.1 million, and $0.2 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Investments. During the year ended December 31, 2023, we made an investment of $22 million in a company in which certain of our controlling shareholders also hold an equity interest.

Real Estate Sales. A real estate project we had an investment in was purchased by a controlling shareholder during the year ended December 31, 2024. We recognized a gain of $4 million for the year ended December 31, 2024 as a result of this transaction.

The Baltimore Sun. David Smith is the majority shareholder of The Baltimore Sun. We have entered into agreements with The Baltimore Sun to provide independent contractor services, sales representation, news resource sharing, and content sharing. In relation to these agreements, we recorded revenue of $1 million and $0.3 million for the years ended December 31, 2025 and 2024, respectively.

Atlantic Automotive Corporation. We sell advertising time to Atlantic Automotive Corporation ("Atlantic Automotive"), a holding company that owns automobile dealerships and an automobile leasing company. David Smith has a controlling interest in, and is a member of the board of directors of, Atlantic Automotive. We received payments for advertising totaling $0.1 million for the year ended December 31, 2025 and less than $0.1 million for each of the years ended December 31, 2024 and 2023.

Cunningham Broadcasting Corporation

Cunningham owns a portfolio of television stations, including: WNUV-TV Baltimore, Maryland; WRGT-TV Dayton, Ohio; WVAH-TV Charleston, West Virginia; WMYA-TV Anderson, South Carolina; WTTE-TV Columbus, Ohio; WDBB-TV Birmingham, Alabama; WBSF-TV Flint, Michigan; WGTU-TV/WGTQ-TV Traverse City/Cadillac, Michigan; WEMT-TV Tri-Cities, Tennessee; WYDO-TV Greenville, North Carolina; KBVU-TV/KCVU-TV Eureka/Chico-Redding, California; WPFO-TV Portland, Maine; KRNV-DT/KENV-DT Reno, Nevada/Salt Lake City, Utah; and KTXD-TV in Dallas, Texas (collectively, the Cunningham Stations). Certain of our stations provide services to these Cunningham Stations pursuant to LMAs or JSAs and SSAs. See *Note 12. Variable Interest Entities*, for further discussion of the scope of services provided under these types of arrangements.

All of the non-voting stock of the Cunningham Stations is owned by trusts for the benefit of the children of our controlling shareholders. We consolidate certain subsidiaries of Cunningham with which we have variable interests through various arrangements related to the Cunningham Stations.

The services provided to WNUV-TV, WMYA-TV, WTTE-TV, WRGT-TV and WVAH-TV are governed by a master agreement which has a current term that expires on July 1, 2028 and there is one additional five-year renewal terms remaining with final expiration on July 1, 2033. We also executed purchase agreements to acquire the license related assets of these stations from Cunningham, which grant us the right to acquire, and grant Cunningham the right to require us to acquire, subject to applicable FCC rules and regulations, 100% of the capital stock or the assets of these individual subsidiaries of Cunningham. Pursuant to the terms of this agreement we are obligated to pay Cunningham an annual fee for the television stations equal to the greater of (i) 3% of each station's annual net broadcast revenue or (ii) $6 million. The aggregate purchase price of these television stations increases by 6% annually. A portion of the fee is required to be applied to the purchase price to the extent of the 6% increase. The cumulative prepayments made under these purchase agreements were $73 million and $69 million as of December 31, 2025 and 2024, respectively. The remaining aggregate purchase price of these stations, net of prepayments, was $54 million for both the years ended December 31, 2025 and 2024. Additionally, we provide services to WDBB-TV pursuant to an LMA, which expires April 22, 2030, and have a purchase option to acquire for $0.2 million. We paid Cunningham, under these agreements, $12 million for each of the years ended December 31, 2025, 2024, and 2023.

SINCLAIR, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The agreements with KBVU-TV/KCVU-TV, KRNV-DT/KENV-DT, WBSF-TV, WDBB-TV, WEMT-TV, WGTU-TV/WGTQ-TV, WPFO-TV, and WYDO-TV expire between December 2028 and August 2033, and certain stations have renewal provisions for successive eight-year periods.

As we consolidate the licensees as VIEs, the amounts we earn or pay under the arrangements are eliminated in consolidation and the gross revenue of the stations are reported in our consolidated statements of operations. Our consolidated revenue includes $128 million, $155 million, and $140 million for the years ended December 31, 2025, 2024, and 2023, respectively, related to the Cunningham Stations.

We have an agreement with Cunningham to provide master control equipment and provide master control services to a station in Johnstown, PA, with which Cunningham has an LMA, that is operating on a month-to-month term until either party provides notice of termination. Under the agreement, Cunningham paid us an initial fee of $1 million and pays us $0.3 million annually for master control services plus the cost to maintain and repair the equipment. In addition, we have an agreement with Cunningham to provide a news share service with the Johnstown, PA station for an annual fee of $0.6 million which increases by 2% on each anniversary and which expires in November 2028.

We have multi-cast agreements with Cunningham Stations in the Eureka/Chico-Redding, California; Tri-Cities, Tennessee; Anderson, South Carolina; Baltimore, Maryland; Portland, Maine; Charleston, West Virginia; Dallas, Texas; and Greenville, North Carolina markets. In exchange for carriage of these networks in their markets, we paid $1 million for the year ended December 31, 2025 and $2 million for each of the years ended December 31, 2024 and 2023, under these agreements.

Leased Property by Real Estate Ventures

Prior to September 2024, certain of our real estate ventures entered into leases with entities owned by members of the Smith Family. Total rent received under these leases was $1 million for each of the years ended December 31, 2024 and 2023.

WG Communications Group

The wife of Robert Weisbord, our Chief Operating Officer and President of Local Media, has an ownership interest in WG Communications Group ("WGC"). We received revenue from advertisers represented by WGC of $0.3 million for each of the years ended December 31, 2025, 2024, and 2023 and made payments to WGC of less than $0.1 million, $0.1 million, and less than $0.1 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Diamond Sports Intermediate Holdings LLC

Up until DSG's emergence from bankruptcy on January 2, 2025, we accounted for our equity interest in Diamond Sports Intermediate Holdings LLC ("DSIH") as an equity method investment, however we no longer hold an equity interest in DSIH subsequent to DSG's emergence.

Management Services Agreement. We had a management services agreement with DSG, a wholly-owned subsidiary of DSIH, in which we provided DSG with affiliate sales and marketing services and general and administrative services. Pursuant to this agreement, the local media segment recorded $60 million and $49 million of revenue for the years ended December 31, 2024 and 2023, respectively.

Note receivable. We were party to an accounts receivable securitization facility held by Diamond Sports Finance SPV, LLC ("DSPV"), an indirect wholly-owned subsidiary of DSIH. The facility was terminated on March 14, 2024. For the year ended December 31, 2023, we received payments totaling $203 million related to the note receivable associated with the facility, including $199 million from DSPV on May 10, 2023, representing the aggregate outstanding principal amount of the loans under the facility, accrued interest, and outstanding fees and expenses.

We recorded revenue of $14 million and $19 million for the years ended December 31, 2024 and 2023, respectively, within other related to certain other transactions between DSIH and the Company.

SINCLAIR, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Employees

Jason Smith, Executive Vice Chairman of the Company, is the son of Frederick Smith, who is a Vice President of the Company and a member of the Board. Jason Smith received total compensation of $1 million, consisting of salary and bonus, for each of the years ended December 31, 2025, 2024, and 2023 and was granted 159,607 and 37,566 shares of restricted stock, vesting over two years, for the year ended December 31, 2025 and 2024, respectively, and 500,000 stock appreciation rights, vesting over two years, for the year ended December 31, 2024.

Ethan White, an employee of the Company, is the son-in-law of J. Duncan Smith, who is a Vice President of the Company and Secretary of the Board. Ethan White received total compensation of $0.2 million for each of the years ended December 31, 2025, 2024, and 2023, consisting of salary and bonus, and was granted 3,244, 1,503, and 1,252 shares of restricted stock, vesting over two years, for the years ended December 31, 2025, 2024, and 2023, respectively.

Ryan McCoy, an employee of the Company, is the son-in-law of J. Duncan Smith. Ryan McCoy received total compensation of $0.1 million for each of the years ended December 31, 2025, 2024, and 2023, consisting of salary.

Amberly Thompson, an employee of the Company, is the daughter of Donald Thompson, who is an Executive Vice President and Chief Human Resources Officer of the Company. Amberly Thompson received total compensation of $0.2 million for each of the years ended December 31, 2025, 2024, and 2023, consisting of salary and bonus, and was granted 285 shares of restricted stock, vesting over two years, for the year ended December 31, 2025.

Frederick Smith is the brother of David Smith, Executive Chairman of the Company and Chairman of the Board; J. Duncan Smith; and Robert Smith, a member of the Board. Frederick Smith received total compensation of $1 million for each of the years ended December 31, 2025, 2024, and 2023, consisting of salary, bonus, and earnings related to Frederick Smith's participation in the Company's deferred compensation plan.

J. Duncan Smith is the brother of David Smith, Frederick Smith, and Robert Smith. J. Duncan Smith received total compensation of $1 million for each of the years ended December 31, 2025, 2024, and 2023, consisting of salary and bonus.

SINCLAIR, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. EARNINGS PER SHARE:

The following table reconciles income ("numerator") and shares ("denominator") used in our computations of earnings per share for the years ended December 31, 2025, 2024, and 2023 (in millions, except share amounts which are reflected in thousands):

	2025	2024	2023
Income ("Numerator")			
Net (loss) income	$ (99)	$ 319	$ (279)
Net loss attributable to the redeemable noncontrolling interests	—	—	4
Net income attributable to the noncontrolling interests	(13)	(9)	(16)
Numerator for basic and diluted earnings per common share available to common shareholders	$ (112)	$ 310	$ (291)
Shares ("Denominator")			
Basic weighted-average common shares outstanding	69,118	65,782	65,125
Dilutive effect of stock settled appreciation rights and outstanding stock options	—	314	—
Diluted weighted-average common and common equivalent shares outstanding	69,118	66,096	65,125

The net earnings per share amounts are the same for Class A and Class B Common Stock because the holders of each class are legally entitled to equal per share distributions whether through dividends or in liquidation.

The following table shows the weighted-average stock-settled appreciation rights and outstanding stock options (in thousands) that are excluded from the calculation of diluted earnings per common share as the inclusion of such shares would be anti-dilutive.

	2025	2024	2023
Weighted-average stock-settled appreciation rights and outstanding stock options excluded	5,289	5,626	4,425

SINCLAIR, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15. SEGMENT DATA:

For the year ended December 31, 2025, we had two reportable segments: local media and tennis. Our local media segment includes our television stations, original networks and content and provides these through free over-the-air programming to television viewing audiences for stations in markets located throughout the continental United States, as well as distributes the content of these stations to MVPDs for distribution to their customers in exchange for contractual fees. Our tennis segment provides viewers coverage of many of tennis' top tournaments and original professional sport and tennis lifestyle shows. Other and corporate are not reportable segments but are included for reconciliation purposes. Other primarily consists of non-broadcast digital and internet solutions, technical services, and non-media investments. Corporate costs primarily include our costs to operate as a public company and to operate our corporate headquarters location. The local media segment assets are owned and operated by SBG, the assets of the tennis segment are owned and operated by Ventures, and the assets in other and corporate are owned and operated by Ventures.

All of our businesses and operations are located within the United States. We define our segments on the basis of the way in which internally reported financial information is reviewed by our chief operating decision maker ("CODM"). Our chief executive officer is the CODM of the organization. The CODM meets regularly with segment managers to review performance, significant initiatives, opportunities, and key operating processes. The CODM measures segment performance based on operating income (loss) and considers budget-to-actual and forecast-to-actual variances on a quarterly basis for making decisions on the Company's strategy and allocation of resources.

Segment financial information reviewed by the CODM is included in the following tables for the years ended December 31, 2025, 2024, and 2023 (in millions):

As of December 31, 2025	Local media	Tennis	Other & Corporate	Eliminations	Consolidated
Goodwill	$ 2,004	$ 61	$ 20	$ —	$ 2,085
Assets	4,574	243	1,132	—	5,949

As of December 31, 2024	Local media	Tennis	Other & Corporate	Eliminations	Consolidated
Goodwill	$ 2,016	$ 61	$ 5	$ —	$ 2,082
Assets	4,591	253	1,043	(2)	5,885

For the year ended December 31, 2025	Local media	Tennis	Other & Corporate	Eliminations	Consolidated
Revenue	$ 2,774	$ 265	$ 166	$ (36) (b)	$ 3,169
Media programming and production expenses	1,526	125	2	—	1,653
Media selling, general and administrative expenses	666	65	107	(32)	806
Depreciation of property and equipment and amortization of definite-lived intangible assets and other assets	227	21	2	(1)	249
Amortization of program costs	74	—	—	—	74
Corporate general and administrative expenses	118	2	65	—	185
(Gain) loss on asset dispositions and other, net	(24)	—	5	—	(19)
Other segment items (a)	8	—	43	(3)	48
Operating income (loss)	$ 179	$ 52	$ (58)	$ —	$ 173
Interest expense including amortization of debt discount and deferred financing costs	$ 395	$ —	$ —	$ —	$ 395
(Loss) income from equity method investments	—	(3)	64	—	61
Gain on extinguishment of debt	6	—	—	—	6
Other income (expense), net	8	—	(6)	—	2
Loss before income taxes					$ (153)
Capital expenditures	$ 73	$ 2	$ —	$ (1)	$ 74

SINCLAIR, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2024	Local media		Tennis		Other & Corporate		Eliminations		Consolidated	
Revenue	$	3,254	$	247	$	76	$	(29) (b)	$	3,548
Media programming and production expenses		1,536		125		—		—		1,661
Media selling, general and administrative expenses		742		53		21		(22)		794
Depreciation of property and equipment and amortization of definite-lived intangible assets and other assets		231		21		2		(4)		250
Amortization of program costs		74		—		—		—		74
Corporate general and administrative expenses		117		2		66		—		185
Gain on asset dispositions and other, net		(18)		—		(2)		—		(20)
Other segment items (a)		8		—		48		(3)		53
Operating income (loss)	$	564	$	46	$	(59)	$	—	$	551
Interest expense including amortization of debt discount and deferred financing costs	$	304	$	—	$	—	$	—	$	304
(Loss) income from equity method investments		—		(3)		121		—		118
Gain on extinguishment of debt		1		—		—		—		1
Other income (expense), net		40		—		(11)		—		29
Income before income taxes									$	395
Capital expenditures	$	80	$	1	$	5	$	(2)	$	84

For the year ended December 31, 2023	Local media		Tennis		Other & Corporate		Eliminations		Consolidated	
Revenue	$	2,866	$	228	$	62	$	(22) (b)	$	3,134
Media programming and production expenses		1,488		115		13		(5)		1,611
Media selling, general and administrative expenses		694		41		22		(10)		747
Depreciation of property and equipment and amortization of definite-lived intangible assets and other assets		243		21		10		(3)		271
Amortization of program costs		80		—		—		—		80
Corporate general and administrative expenses		134		1		559		—		694
Loss on deconsolidation of subsidiary		—		—		10		—		10
(Gain) loss on asset dispositions and other, net		(14)		—		17		—		3
Other segment items (a)		14		—		39		(4)		49
Operating income (loss)	$	227	$	50	$	(608)	$	—	$	(331)
Interest expense including amortization of debt discount and deferred financing costs	$	305	$	—	$	—	$	—	$	305
(Loss) income from equity method investments		—		(2)		31		—		29
Gain on extinguishment of debt		15		—		—		—		15
Other income (expense), net		33		—		(78)		—		(45)
Loss before income taxes									$	(637)
Capital expenditures	$	86	$	1	$	5	$	—	$	92

(a) Other segment items relate primarily to non-media expenses.

(b) Includes $22 million, $13 million, and $8 million for the years ended December 31, 2025, 2024, and 2023, respectively, of revenue for services provided by other to local media, which is eliminated in consolidation.

16.   FAIR VALUE MEASUREMENTS:

Accounting guidance provides for valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). A fair value hierarchy using three broad levels prioritizes the inputs to valuation techniques used to measure fair value. The following is a brief description of those three levels:

- *Level 1:* Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.
- *Level 2:* Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
- *Level 3:* Unobservable inputs that reflect the reporting entity's own assumptions.

The following table sets forth the face value and fair value of our financial assets and liabilities as of December 31, 2025 and 2024 (in millions):

	2025				2024			
	Face Value		Fair Value		Face Value		Fair Value	
Level 1:								
Investments in equity securities	N/A	$		40	N/A	$		19
Money market funds	N/A	$		678	N/A	$		601
Level 2:								
Investments in equity securities (a)	N/A	$		181	N/A	$		141
Interest rate swap (b)	N/A	$		—	N/A	$		1
Deferred compensation assets	N/A	$		52	N/A	$		47
Deferred compensation liabilities	N/A	$		48	N/A	$		46
STG (c):								
9.750% Second Lien Senior Secured Notes due 2033 (d)	$	432	$	474	$	—	$	—
8.125% First-Out First Lien Secured Notes due 2033 (d)	$	1,430	$	1,496	$	—	$	—
5.500% Senior Notes due 2030	$	485	$	440	$	485	$	328
5.125% Senior Notes due 2027 (d)	$	—	$	—	$	274	$	249
4.375% Second-Out First Lien Secured Notes due 2032 (d)	$	238	$	189	$	—	$	—
4.125% Senior Secured Notes due 2030 (d)	$	—	$	—	$	737	$	546
4.125% Unsecured Notes due 2030 (d)	$	4	$	3	$	—	$	—
Term Loan B-2, due September 30, 2026 (d)	$	—	$	—	$	1,175	$	1,160
Term Loan B-3, due April 1, 2028 (d)	$	3	$	2	$	714	$	575
Term Loan B-4, due April 21, 2029 (d)	$	—	$	—	$	731	$	589
Term Loan B-6, due December 31, 2029 (d)	$	706	$	642	$	—	$	—
Term Loan B-7, due December 31, 2030 (d)	$	726	$	653	$	—	$	—
A/R Facility (e)	$	375	$	375	$	—	$	—
Debt of variable interest entities (c)	$	6	$	6	$	7	$	7
Level 3:								
Investments in equity securities (f)	N/A	$		2	N/A	$		68

N/A - Not applicable

(a) Consists of warrants to acquire marketable common equity securities. The fair value of the warrants are derived from the quoted trading prices of the underlying common equity securities less the exercise price.

(b) The fair value of the interest rate swap was a liability as of December 31, 2025 and an asset as of December 31, 2024. See *Hedge Accounting* within *Note 1. Nature of Operations and Summary of Significant Accounting Policies* and *Interest Rate Swap* within *Note 6. Notes Payable and Commercial Bank Financing.*

(c) Amounts are carried in our consolidated balance sheets net of debt discount and deferred financing costs, which are excluded in the above table, of $55 million and $36 million as of December 31, 2025 and 2024, respectively.

(d) STG completed a series of financing transactions, including a new money financing and debt recapitalization, during the year ended December 31, 2025. In April 2025 and October 2025, STG repurchased $81 million and the remaining $89 million, respectively, aggregate

SINCLAIR, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

principal amount of the 5.125% Senior Notes due 2027. For further information, see *Note 6. Notes Payable and Commercial Bank Financing*.

(e)   On November 6, 2025, STG and one of its subsidiaries entered into a three-year, up to $375 million A/R Facility with Wells Fargo Bank, N.A., as administrative agent, which matures on November 6, 2028. For further information, see *Note 6. Notes Payable and Commercial Bank Financing*.

(f)   Amounts primarily relate to warrants and options to acquire common equity in Bally's. For the years ended December 31, 2025, 2024, and 2023, we recorded a fair value adjustment loss of $8 million, gain of $19 million, and loss of $29 million, respectively, related to these interests. The fair value of the warrants is primarily derived from the quoted trading prices of the underlying common equity. The fair value of the options is derived utilizing the Black-Scholes valuation model. The most significant inputs include the trading price of the underlying common stock and the exercise price of the options, which range from $30 to $45 per share. All outstanding awards to acquire common equity in Bally's were converted to warrants and transferred to Level 2 during the year ended December 31, 2025.

The following table summarizes the changes in financial assets measured at fair value on a recurring basis and categorized as Level 3 under the fair value hierarchy (in millions):

	Options and Warrants
Fair Value at December 31, 2023	$ 46
Measurement adjustments	22
Fair Value at December 31, 2024	68
Measurement adjustments	(8)
Transfer to Level 2	(58)
Fair Value at December 31, 2025	$ 2

SINCLAIR BROADCAST GROUP, LLC
CONSOLIDATED BALANCE SHEETS
(In millions, except share and per share data)

As of December 31,	2025	2024
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 401	$ 291
Accounts receivable, net of allowance for doubtful accounts of $4 and $5, respectively	612	582
Income taxes receivable	14	29
Prepaid expenses and other current assets	111	104
Total current assets	1,138	1,006
Property and equipment, net	634	692
Operating lease assets	108	123
Goodwill	2,004	2,016
Indefinite-lived intangible assets	122	123
Customer relationships, net	160	191
Other definite-lived intangible assets, net	260	326
Other assets	237	212
Total assets (a)	$ 4,663	$ 4,689
LIABILITIES AND EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$ 437	$ 374
Current portion of notes payable, finance leases and commercial bank financing	25	38
Current portion of operating lease liabilities	23	22
Current portion of program contracts payable	70	69
Other current liabilities	62	56
Total current liabilities	617	559
Notes payable, finance leases and commercial bank financing, less current portion	4,358	4,091
Operating lease liabilities, less current portion	112	130
Program contracts payable, less current portion	13	13
Deferred tax liabilities	255	373
Other long-term liabilities	131	149
Total liabilities (a)	5,486	5,315
Commitments and contingencies (See *Note 10*)		
SBG Member's deficit:		
Accumulated deficit	(749)	(560)
Accumulated other comprehensive income	—	2
Total SBG member's deficit	(749)	(558)
Noncontrolling interests	(74)	(68)
Total deficit	(823)	(626)
Total liabilities and deficit	$ 4,663	$ 4,689

The accompanying notes are an integral part of these consolidated financial statements.

(a) Our consolidated total assets as of December 31, 2025 and 2024 include total assets of VIEs of $30 million and $70 million, respectively, which can only be used to settle the obligations of the VIEs. Our consolidated total liabilities as of December 31, 2025 and 2024 include total liabilities of the VIEs of $8 million and $16 million, respectively, for which the creditors of the VIEs have no recourse to us. See *Note 11. Variable Interest Entities.*

SINCLAIR BROADCAST GROUP, LLC
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024, AND 2023
(In millions, except share and per share data)

	2025	2024	2023
REVENUE:			
Media Revenue	$ 2,774	$ 3,254	$ 2,968
Non-media revenue	—	—	10
Total revenue	2,774	3,254	2,978
OPERATING EXPENSES:			
Media programming and production expenses	1,526	1,536	1,543
Media selling, general and administrative expenses	666	742	719
Amortization of program contract costs	74	74	80
Non-media expenses	8	8	24
Depreciation of property and equipment	104	102	104
Corporate general and administrative expenses	118	123	654
Amortization of definite-lived intangible and other assets	123	129	148
Loss on deconsolidation of subsidiary	—	—	10
Gain on asset dispositions and other, net	(8)	(18)	(2)
Total operating expenses	2,611	2,696	3,280
Operating income (loss)	163	558	(302)
OTHER INCOME (EXPENSE):			
Interest expense including amortization of debt discount and deferred financing costs	(395)	(304)	(305)
Gain on extinguishment of debt	6	1	15
Income from equity method investments	—	—	31
Other income (expense), net	8	40	(43)
Total other expense, net	(381)	(263)	(302)
(Loss) income before income taxes	(218)	295	(604)
INCOME TAX BENEFIT (PROVISION)	63	(60)	359
NET (LOSS) INCOME	(155)	235	(245)
Net loss attributable to the redeemable noncontrolling interests	—	—	4
Net income attributable to the noncontrolling interests	(6)	(6)	(16)
NET (LOSS) INCOME ATTRIBUTABLE TO SBG	$ (161)	$ 229	$ (257)

The accompanying notes are an integral part of these consolidated financial statements.

SINCLAIR BROADCAST GROUP, LLC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024, AND 2023
(In millions)

	2025	2024	2023
Net (loss) income	$ (155)	$ 235	$ (245)
Unrealized (loss) gain on interest rate swap, net of taxes	(1)	1	—
Adjustments to pension obligations, net of taxes	(1)	—	—
Comprehensive (loss) income	(157)	236	(245)
Comprehensive loss attributable to the redeemable noncontrolling interests	—	—	4
Comprehensive income attributable to the noncontrolling interests	(6)	(6)	(16)
Comprehensive (loss) income attributable to SBG	$ (163)	$ 230	$ (257)

The accompanying notes are an integral part of these consolidated financial statements.

SINCLAIR, INC.

SINCLAIR BROADCAST GROUP, LLC
CONSOLIDATED STATEMENT OF EQUITY (DEFICIT) AND REDEEMABLE NONCONTROLLING INTERESTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(In millions, except share data)

	Redeemable Noncontrolling Interests	Class A Common Stock Shares	Class A Common Stock Values	Class B Common Stock Shares	Class B Common Stock Values	Old Additional Paid-In Capital	SBG Member Retained Earnings (Accumulated Deficit)	SBG Member Accumulated Other Comprehensive Income	Noncontrolling Interests	Total Equity (Deficit)
BALANCE, December 31, 2022	$ 194	45,847,879	$ 1	23,775,056	$ —	$ 624	$ 122	$ 1	$ (67)	$ 681
Dividends declared and paid on Old Sinclair Class A and Class B Common Stock ($0.25 per share)	—	—	—	—	—	—	(18)	—	—	(18)
Repurchases of Old Sinclair Class A Common Stock	—	(8,785,022)	—	—	—	(153)	—	—	—	(153)
Old Sinclair Class A Common Stock issued pursuant to employee benefit plans	—	2,274,558	—	—	—	40	—	—	—	40
Old Sinclair Class A and Class B Common Stock converted to SBG member's equity	—	(39,337,415)	(1)	(23,775,056)	—	—	—	—	—	(1)
Deemed dividend to parent	—	—	—	—	—	(511)	(635)	—	(1)	(1,147)
Distribution to parent	—	—	—	—	—	—	(77)	—	—	(77)
Repurchase of redeemable subsidiary preferred equity	(190)	—	—	—	—	—	—	—	—	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	(12)	(12)
Net (loss) income	(4)	—	—	—	—	—	(257)	—	16	(241)
BALANCE, December 31, 2023	$ —	—	$ —	—	$ —	$ —	$ (865)	$ 1	$ (64)	$ (928)

The accompanying notes are an integral part of these consolidated financial statements.

81

SINCLAIR BROADCAST GROUP, LLC
CONSOLIDATED STATEMENT OF MEMBER'S DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2024
(In millions, except share data)

	SBG Member		Noncontrolling Interests	Total Deficit
	Accumulated Deficit	Accumulated Other Comprehensive Income		
BALANCE, December 31, 2023	$ (865)	$ 1	$ (64)	$ (928)
Contributions from member, net	76	—	—	76
Distributions to noncontrolling interests	—	—	(10)	(10)
Other comprehensive income	—	1	—	1
Net income	229	—	6	235
BALANCE, December 31, 2024	$ (560)	$ 2	$ (68)	$ (626)

The accompanying notes are an integral part of these consolidated financial statements.

SINCLAIR BROADCAST GROUP, LLC
CONSOLIDATED STATEMENT OF MEMBER'S DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2025
(In millions)

	SBG Member			
	Accumulated Deficit	Accumulated Other Comprehensive Income	Noncontrolling Interests	Total Deficit
BALANCE, December 31, 2024	$ (560)	$ 2	$ (68)	$ (626)
Distributions to member, net	(27)	—	—	(27)
Acquisition of noncontrolling interests, net	(1)	—	(2)	(3)
Distributions to noncontrolling interests	—	—	(10)	(10)
Other comprehensive loss	—	(2)	—	(2)
Net (loss) income	(161)	—	6	(155)
BALANCE, December 31, 2025	$ (749)	$ —	$ (74)	$ (823)

The accompanying notes are an integral part of these consolidated financial statements.

SINCLAIR BROADCAST GROUP, LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024, AND 2023
(In millions)

	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES			
Net (loss) income	$ (155)	$ 235	$ (245)
Adjustments to reconcile net (loss) income to net cash flows from operating activities:			
Amortization of definite-lived intangible and other assets	123	129	148
Depreciation of property and equipment	104	102	104
Amortization of program costs	74	74	80
Equity-based compensation	48	49	45
Deferred tax (benefit) provision	(119)	91	(359)
Loss (gain) on asset dispositions and other, net	27	(14)	(2)
Loss on deconsolidation of subsidiary	—	—	10
Income from equity method investments	—	—	(31)
Loss (income) from investments	2	(25)	77
Distributions from investments	—	—	29
Gain on extinguishment of debt	(6)	(1)	(15)
Debt issuance costs	53	—	—
Changes in assets and liabilities, net of acquisitions, dispositions, and asset transfer to Ventures:			
(Increase) decrease in accounts receivable	(45)	(20)	9
Decrease in prepaid expenses and other current assets	21	37	4
Net change in due to/from member	1	(3)	43
Increase (decrease) in accounts payable and accrued and other current liabilities	37	(480)	486
Net change in current and long-term net income taxes payable/receivable	24	(35)	(3)
Decrease in program contracts payable	(74)	(80)	(88)
Other, net	(17)	12	(32)
Net cash flows from operating activities	98	71	260
CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES			
Acquisition of property and equipment	(73)	(80)	(90)
Purchases of investments	(1)	(4)	(39)
Distributions and proceeds from investments	—	43	204
Other, net	4	3	9
Net cash flows (used in) from investing activities	(70)	(38)	84
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES			
Proceeds from notes payable and commercial bank financing	1,805	—	—
Repayments of notes payable, commercial bank financing and finance leases	(1,515)	(61)	(85)
Repurchase of outstanding Old Sinclair Class A Common Stock	—	—	(153)
Dividends paid on Old Sinclair Class A and Class B Common Stock	—	—	(18)
Repurchase of redeemable subsidiary preferred equity	—	—	(190)
Debt issuance costs	(96)	—	—
(Distributions to) contributions from member, net	(102)	10	(448)
Distributions to noncontrolling interests	(10)	(10)	(12)
Other, net	—	—	(3)
Net cash flows from (used in) financing activities	82	(61)	(909)
NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	110	(28)	(565)
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, beginning of year	291	319	884
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, end of year	$ 401	$ 291	$ 319

The accompanying notes are an integral part of these consolidated financial statements.

SINCLAIR BROADCAST GROUP, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations

Sinclair Broadcast Group, LLC ("SBG"), a Maryland limited liability company and a wholly owned subsidiary of Sinclair, Inc. ("Sinclair"), is a diversified media company with national reach and a strong focus on providing high-quality content on SBG's local television stations and digital platform. The content, distributed through SBG's broadcast platform and third-party platforms, consists of programming provided by third-party networks and syndicators, local news, other original programming produced by SBG and SBG owned networks, and professional sports. Additionally, prior to the Reorganization (as defined below in *Company Reorganization*), SBG had interests in, owned, managed, and/or operated Tennis Channel, digital media companies, technical and software services companies, research and development companies for the advancement of broadcast technology, and other media and non-media related businesses and assets, including real estate, venture capital, private equity, and direct investments.

As of December 31, 2025, SBG had one reportable segment: local media. The local media segment consists primarily of SBG's 179 broadcast television stations in 81 markets, which SBG owns, provides programming and operating services pursuant to LMAs, or provides sales services and other non-programming operating services pursuant to other outsourcing agreements, such as JSAs and SSAs. These stations broadcast 656 channels as of December 31, 2025. For the purpose of this report, these 179 stations and 656 channels are referred to as SBG's stations and channels.

Principles of Consolidation

The consolidated financial statements include SBG's accounts and those of SBG's wholly-owned and majority-owned subsidiaries and VIEs for which SBG is the primary beneficiary. Noncontrolling interests represent a minority owner's proportionate share of the equity in certain of SBG's consolidated entities. Noncontrolling interests which may be redeemed by the holder, and the redemption is outside of SBG's control, are presented as redeemable noncontrolling interests. All intercompany transactions and account balances have been eliminated in consolidation.

SBG consolidates VIEs when SBG is the primary beneficiary. SBG is the primary beneficiary of a VIE when SBG has the power to direct the activities of the VIE that most significantly impact the economic performance of the VIE and have the obligation to absorb losses or the right to receive returns that would be significant to the VIE. See *Note 11. Variable Interest Entities* for more information on SBG's VIEs.

Investments in entities over which SBG has significant influence but not control are accounted for using the equity method of accounting. Income from equity method investments represents SBG's proportionate share of net income or loss generated by equity method investees.

SINCLAIR BROADCAST GROUP, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Company Reorganization

On April 3, 2023, the company formerly known as Sinclair Broadcast Group, Inc., a Maryland corporation ("Old Sinclair"), entered into an Agreement of Share Exchange and Plan of Reorganization (the "Share Exchange Agreement") with Sinclair and Sinclair Holdings, LLC, a Maryland limited liability company ("Sinclair Holdings"). The purpose of the transactions contemplated by the Share Exchange Agreement was to effect a holding company reorganization in which Sinclair would become the publicly-traded parent company of Old Sinclair.

Effective at 12:00 am Eastern U.S. time on June 1, 2023 (the "Share Exchange Effective Time"), pursuant to the Share Exchange Agreement and Articles of Share Exchange filed with the Maryland State Department of Assessments and Taxation, the share exchange between Sinclair and Old Sinclair was completed (the "Share Exchange"). Immediately following the Share Exchange Effective Time, Old Sinclair converted from a Maryland corporation to a Maryland limited liability company named Sinclair Broadcast Group, LLC. On the day following the Share Exchange Effective Time, Sinclair Holdings became the intermediate holding company between Sinclair and SBG, and SBG transferred certain of its assets (the "Transferred Assets") to Sinclair Ventures, LLC, a new indirect wholly-owned subsidiary of Sinclair ("Ventures"). We refer to the Share Exchange and the related steps described above collectively as the "Reorganization." The Transferred Assets included technical and software services companies, intellectual property for the advancement of broadcast technology, and other media and non-media related businesses and assets including real estate, venture capital, private equity, and direct investments, as well as Digital Remedy, a marketing technology and managed services company, and Tennis Channel and related assets.

As a result of the Reorganization, SBG's consolidated statements of operations the year ended December 31, 2023 includes five months of activity related to the Transferred Assets prior to the Reorganization. Subsequent to June 1, 2023, the assets and liabilities of the Transferred Assets are no longer included within SBG's consolidated balance sheets. Any discussions related to results, operations, and accounting policies associated with the Transferred Assets are referring to the periods prior to the Reorganization.

The Reorganization is considered a transaction between entities under common control and therefore the Transferred Assets were transferred from SBG to Ventures at a net book value of $1,147 million for the year ended December 31, 2023, which is recognized in SBG's consolidated statement of member's equity (deficit) and redeemable noncontrolling interests as a dividend to SBG's parent.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses in the consolidated financial statements and in the disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In November 2023, the FASB issued guidance to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The guidance was effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, applied retrospectively. Early adoption was permitted. SBG adopted this guidance during the fourth quarter of 2024. See *Note 13. Segment Data* for more information.

In December 2023, the FASB issued guidance to enhance the transparency and decision usefulness of income tax disclosures, requiring annual disclosure of consistent categories and greater disaggregation of information in the rate reconciliation table; additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate); income taxes paid disaggregated by jurisdiction; and income or loss before income tax disaggregated between foreign and domestic ("ASU 2023-09"). The guidance is effective for annual periods beginning after December 15, 2024, applied prospectively. Early adoption is permitted. SBG adopted this guidance during the fourth quarter of 2025. See *Note 9. Income Taxes* for more information.

In November 2024, the FASB issued guidance requiring disclosure of disaggregated information about certain income statement expense line items. The guidance is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. SBG is currently evaluating the impact of this guidance.

Cash and Cash Equivalents

SBG considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

SINCLAIR BROADCAST GROUP, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Accounts Receivable

SBG regularly reviews accounts receivable and determines an appropriate estimate for the allowance for doubtful accounts based upon the impact of economic conditions on the merchant's ability to pay, past collection experience, and such other factors which, in management's judgment, deserve current recognition. In turn, a provision is charged against earnings in order to maintain the appropriate allowance level.

A rollforward of the allowance for doubtful accounts for the years ended December 31, 2025, 2024, and 2023 is as follows (in millions):

	2025		**2024**		**2023**
Balance at beginning of period	$	5	$	4	$	5
Charged to expense		2		5		3
Net write-offs		(3)		(4)		(3)
Transferred to Ventures		—		—		(1)
Balance at end of period	$	4	$	5	$	4

As of December 31, 2025, two customers accounted for 13% and 12%, respectively, of SBG's accounts receivable, net. As of December 31, 2024, four customers accounted for 11%, 10%, 10%, and 10%, respectively, of SBG's accounts receivable, net. For purposes of this disclosure, a single customer may include multiple entities under common control.

Broadcast Television Programming

SBG has agreements with programming syndicators for the rights to television programming over contract periods, which generally run from one to three years. Contract payments are made in installments over terms that are generally equal to or shorter than the contract period. Pursuant to accounting guidance for the broadcasting industry, an asset and a liability for the rights acquired and obligations incurred under a license agreement are reported on the balance sheet when the cost of each program is known or reasonably determinable, the program material has been accepted by the licensee in accordance with the conditions of the license agreement, and the program is available for its first showing or telecast. The portion of program contracts which is payable within one year is reflected as a current liability in the accompanying consolidated balance sheets.

The rights to this programming are reflected in the accompanying consolidated balance sheets at the lower of unamortized cost or fair value. Program costs are amortized on a straight-line basis except for contracts greater than three years which are amortized utilizing an accelerated method. Program costs estimated by management to be amortized in the succeeding year are classified as current assets. Payments of program contract liabilities are typically made on a scheduled basis and are not affected by amortization or fair value adjustments.

SBG assesses program costs on a quarterly basis to ensure the costs are recorded at the lower of unamortized cost or fair value.

Impairment of Goodwill, Indefinite-lived Intangible Assets, and Other Long-lived Assets

SBG evaluates goodwill and indefinite lived intangible assets for impairment annually in the fourth quarter, or more frequently, if events or changes in circumstances indicate that an impairment may exist. SBG's goodwill has been allocated to, and is tested for impairment at, the reporting unit level. A reporting unit is an operating segment or a component of an operating segment to the extent that the component constitutes a business for which discrete financial information is available and regularly reviewed by management. Components of an operating segment with similar characteristics are aggregated when testing goodwill for impairment.

In the performance of SBG's annual assessment of goodwill for impairment, SBG has the option to qualitatively assess whether it is more likely than not that a reporting unit has been impaired. As part of this qualitative assessment, SBG weighs the relative impact of factors that are specific to the reporting units as well as industry, regulatory, and macroeconomic factors that could affect the significant inputs used to determine the fair value of the assets. SBG also considers the significance of the excess fair value over carrying value in prior quantitative assessments.

If SBG concludes that it is more likely than not that a reporting unit is impaired, or if SBG elects not to perform the optional qualitative assessment, SBG will determine the fair value of the reporting unit and compare it to the net book value of the reporting unit. If the fair value is less than the net book value, SBG will record an impairment to goodwill for the amount of the difference. SBG estimates the fair value of SBG's reporting units utilizing the income approach involving the performance of a discounted cash flow analysis. SBG's discounted cash flow model is based on SBG's judgment of future market conditions based on SBG's internal forecast of future performance, as well as discount rates that are based on a number of factors including market interest rates, a weighted average cost of capital analysis, and includes adjustments for market risk and company specific risk.

SINCLAIR BROADCAST GROUP, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SBG's indefinite-lived intangible assets consist primarily of SBG's broadcast licenses and a trade name. For SBG's annual impairment test for indefinite-lived intangible assets, SBG has the option to perform a qualitative assessment to determine whether it is more likely than not that these assets are impaired. As part of this qualitative assessment SBG weighs the relative impact of factors that are specific to the indefinite-lived intangible assets as well as industry, regulatory, and macroeconomic factors that could affect the significant inputs used to determine the fair value of the assets. SBG also considers the significance of the excess fair value over carrying value in prior quantitative assessments. When evaluating SBG's broadcast licenses for impairment, the qualitative assessment is done at the market level because the broadcast licenses within the market are complementary and together enhance the single broadcast license of each station. If SBG concludes that it is more likely than not that one of SBG's broadcast licenses is impaired, SBG will perform a quantitative assessment by comparing the aggregate fair value of the broadcast licenses in the market to the respective carrying values. SBG estimates the fair values of SBG's broadcast licenses using the Greenfield method, which is an income approach. This method involves a discounted cash flow model that incorporates several variables, including, but not limited to, market revenue and long-term growth projections, estimated market share for the typical participant without a network affiliation, and estimated profit margins based on market size and station type. The model also assumes outlays for capital expenditures, future terminal values, an effective tax rate assumption and a discount rate based on a number of factors including market interest rates, a weighted average cost of capital analysis based on the target capital structure for a television station, and includes adjustments for market risk and company specific risk. If the carrying amount of the broadcast licenses exceeds the fair value, then an impairment loss is recorded to the extent that the carrying value of the broadcast licenses exceeds the fair value.

SBG evaluates long-lived assets, including definite-lived intangible assets, for impairment if events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. SBG evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets within an asset group to the estimated undiscounted future cash flows associated with the asset group. An asset group represents the lowest level of cash flow generated by a group of assets that are largely independent of the cash flows of other assets. At the time that such evaluations indicate that the future undiscounted cash flows are not sufficient to recover the carrying value of the asset group, an impairment loss is determined by comparing the estimated fair value of the asset group to the carrying value. SBG estimates fair value using an income approach involving the performance of a discounted cash flow analysis.

For the years ended December 31, 2025, 2024, and 2023, SBG did not identify any indicators that goodwill, indefinite-lived or long-lived assets may not be recoverable. See *Note 4. Goodwill, Indefinite-Lived Intangible Assets, and Other Intangible Assets* for more information.

SBG believes it has made reasonable estimates and utilized appropriate assumptions in the performance of SBG's impairment assessments. If future results are not consistent with SBG's assumptions and estimates, including future events such as a deterioration of market conditions, loss of significant customers, and significant increases in discount rates, among other factors, SBG could be exposed to impairment charges in the future. Any resulting impairment loss could have a material adverse impact on SBG's consolidated balance sheets, consolidated statements of operations, and consolidated statements of cash flows.

When factors indicate that there may be a decrease in the value of an equity method investment, SBG assesses whether a loss in value has occurred. If that loss is deemed to be other than temporary, an impairment loss is recorded accordingly. For any equity method investments that indicate a potential impairment, SBG estimates the fair values of those investments using a combination of a market-based approach, which considers earnings and cash flow multiples of comparable businesses and recent market transactions, as well as an income approach involving the performance of a discounted cash flow analysis. See *Note 5. Other Assets* for more information.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2025 and 2024 (in millions):

	2025	2024
Compensation and employee benefits	$ 93	$ 96
Interest	74	11
Programming related obligations	162	171
Legal, litigation, and regulatory (a)	23	26
Accounts payable and other operating expenses	85	70
Total accounts payable and accrued liabilities	$ 437	$ 374

(a)   See *Note 10. Commitments and Contingencies* for additional information regarding the litigation accruals recorded.

We expense these activities when incurred.

SINCLAIR BROADCAST GROUP, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Income Taxes

SBG recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. SBG provides a valuation allowance for deferred tax assets if SBG determines that it is more likely than not that some or all of the deferred tax assets will not be realized. In evaluating SBG's ability to realize net deferred tax assets, SBG considers all available evidence, both positive and negative, including SBG's past operating results, tax planning strategies, current and cumulative losses, and forecasts of future taxable income. In considering these sources of taxable income, SBG must make certain judgments that are based on the plans and estimates used to manage SBG's underlying businesses on a long-term basis. As of December 31, 2025, a valuation allowance has been provided for deferred tax assets related to certain of our available state net operating loss carryforwards. As of December 31, 2024, a valuation allowance has been provided for deferred tax assets related to certain temporary basis differences and a substantial amount of our available state net operating loss carryforwards based on past operating results, expected timing of the reversals of existing temporary basis differences, alternative tax strategies and projected future taxable income. Future changes in operating and/or taxable income or other changes in facts and circumstances could significantly impact the ability to realize SBG's deferred tax assets which could have a material effect on SBG's consolidated financial statements.

Management periodically performs a comprehensive review of SBG's tax positions, and SBG records a liability for unrecognized tax benefits if such tax positions are more likely than not to be sustained upon examination based on their technical merits, including the resolution of any appeals or litigation processes. Significant judgment is required in determining whether positions taken are more likely than not to be sustained, and it is based on a variety of facts and circumstances, including interpretation of the relevant federal and state income tax codes, regulations, case law and other authoritative pronouncements. Based on this analysis, the status of ongoing audits and the expiration of applicable statute of limitations, liabilities are adjusted as necessary. The resolution of audits is unpredictable and could result in tax liabilities that are significantly higher or lower than for what SBG has provided. See *Note 9. Income Taxes*, for further discussion of accrued unrecognized tax benefits.

Hedge Accounting

SBG entered into an interest rate swap effective February 7, 2023 and terminating on February 28, 2026 in order to manage a portion of SBG's exposure to variable interest rates. The swap agreement has a notional amount of $600 million, bears a fixed interest rate of 3.90%, and SBG receives a floating rate of interest based on the Secured Overnight Financing Rate ("SOFR").

SBG has determined that the interest rate swap meets the criteria for hedge accounting. The initial value of the interest rate swap and any changes in value in subsequent periods is included in accumulated other comprehensive income, with a corresponding change recorded in assets or liabilities depending on the position of the swap. Gains or losses on the monthly settlement of the interest rate swap are reflected in interest expense in SBG's consolidated statements of operations. Cash flows related to the interest rate swap are classified as operating activities in SBG's consolidated statements of cash flows. See *Interest Rate Swap* within *Note 6. Notes Payable and Commercial Bank Financing* for further discussion.

Supplemental Information — Statements of Cash Flows

Cash interest paid for the years ended December 31, 2025, 2024, and 2023 was $324 million, $296 million, and $294 million, respectively.

Non-cash investing activities included property and equipment purchases of $3 million for December 31, 2025 and $5 million for each of the years ended December 31, 2024 and 2023.

SBG received investments valued at $20 million and $13 million for the years ended December 31, 2025 and 2024, respectively, in exchange for an obligation to deliver a similar value of advertising spots.

SBG completed the acquisition and sale of certain television stations as described in *Acquisitions and Station Disposals* below for non-cash consideration of $32 million and $36 million, respectively, during the year ended December 31, 2025.

Included in the (distributions to) contributions from member, net within cash flows from (used in) financing activities in SBG's consolidated statements of cash flows, were dividends to Sinclair to fund its portion of the dividends to Sinclair shareholders and parent company expenses of $135 million, $121 million, and $74 million for the years ended December 31, 2025, 2024, and 2023, respectively. For the year ended December 31, 2025, these dividends were offset by a contribution from member related to $38 million from Ventures related to cash tax payments. For the year ended December 31, 2024, these dividends were offset by a contribution from member related to the $148 million from Ventures related to the Diamond Sports Group, LLC ("DSG") litigation settlement (see *Note 10. Commitments and Contingencies* for further detail). The year ended December 31, 2023 also reflects the distribution related to the transfer of $360 million of cash to Ventures as part of the Reorganization.

SINCLAIR BROADCAST GROUP, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Revenue Recognition

The following table presents SBG's revenue disaggregated by type and segment for the years ended December 31, 2025, 2024, and 2023 (in millions):

	For the years ended December 31,	
	2025	**2024**
	Local media	**Local media**
Distribution revenue	$ 1,529	$ 1,543
Core advertising revenue	1,124	1,152
Political advertising revenue	32	405
Other media, non-media, and intercompany revenue	89	154
Total revenue	$ 2,774	$ 3,254

For the year ended December 31, 2023	Local media	Other	Eliminations	Total
Distribution revenue	$ 1,491	$ 76	$ —	$ 1,567
Core Advertising revenue	1,192	29	(5)	1,216
Political advertising revenue	44	—	—	44
Other media, non-media, and intercompany revenue	139	14	(2)	151
Total revenue	$ 2,866	$ 119	$ (7)	$ 2,978

Distribution Revenue. SBG generates distribution revenue through fees received from Distributors for the right to distribute SBG's stations and other properties. Distribution arrangements are generally governed by multi-year contracts and the underlying fees are based upon a contractual monthly rate per subscriber. These arrangements represent licenses of intellectual property; revenue is recognized as the signal or network programming is provided to SBG's customers (as usage occurs) which corresponds with the satisfaction of SBG's performance obligation. Revenue is calculated based upon the contractual rate multiplied by an estimated number of subscribers. SBG's customers will remit payments based upon actual subscribers a short time after the conclusion of a month, which generally does not exceed 120 days. Historical adjustments to subscriber estimates have not been material.

Core Advertising Revenue. SBG generates core advertising revenue primarily from the sale of non-political advertising spots/impressions within SBG's broadcast television and digital platforms. Core advertising revenue is recognized in the period in which the advertising spots/impressions are delivered. In arrangements where SBG provides audience ratings guarantees, to the extent that there is a ratings shortfall, SBG will defer a proportionate amount of revenue until the ratings shortfall is settled through the delivery of additional advertising. The term of SBG's advertising arrangements is generally less than one year and the timing between when an advertisement is aired and when payment is due is not significant. In certain circumstances, SBG requires customers to pay in advance; payments received in advance of satisfying SBG's performance obligations are reflected as deferred revenue.

Political Advertising Revenue. SBG generates political advertising revenue primarily from the sale of political advertising spots/impressions within SBG's broadcast television and digital platforms. Political advertising revenue is recognized in the period in which the advertising spots/impressions are delivered. In arrangements where SBG provides audience ratings guarantees, to the extent that there is a ratings shortfall, SBG will defer a proportionate amount of revenue until the ratings shortfall is settled through the delivery of additional advertising. The term of SBG's advertising arrangements is generally less than one year and the timing between when an advertisement is aired and when payment is due is not significant. In certain circumstances, SBG requires customers to pay in advance; payments received in advance of satisfying SBG's performance obligations are reflected as deferred revenue.

Practical Expedients and Exemptions. SBG expenses sales commissions when incurred because the period of benefit for these costs is one year or less. These costs are recorded within media selling, general and administrative expenses. In accordance with ASC 606, SBG does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) distribution arrangements which are accounted for as a sales/usage based royalty.

Arrangements with Multiple Performance Obligations. SBG's contracts with customers may include multiple performance obligations. For such arrangements, SBG allocates revenue to each performance obligation based on its relative standalone selling price, which is generally based on the prices charged to customers.

SINCLAIR BROADCAST GROUP, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Deferred Revenue. SBG records deferred revenue when cash payments are received or due in advance of SBG's performance, including amounts which are refundable. SBG classifies deferred revenue as either current in other current liabilities or long-term in other long-term liabilities within SBG's consolidated balance sheets, based on the timing of when SBG expects to satisfy performance obligations. Deferred revenue was $145 million, $163 million, and $171 million as of December 31, 2025, 2024, and 2023, respectively, of which $88 million, $112 million, and $124 million as of December 31, 2025, 2024, and 2023, respectively, was reflected in other long-term liabilities in SBG's consolidated balance sheets. Deferred revenue recognized for the years ended December 31, 2025 and 2024 that was included in the deferred revenue balance as of December 31, 2024 and 2023 was $53 million and $44 million, respectively.

For the year ended December 31, 2025, two customers accounted for 12% and 11%, respectively, of SBG's total revenue. For the year ended December 31, 2024, one customer accounted for 10% of SBG's total revenue. For the year ended December 31, 2023, two customers accounted for 11% and 10%, respectively, of SBG's total revenue. For purposes of this disclosure, a single customer may include multiple entities under common control.

Acquisitions and Station Disposals

In July 2025, SBG sold its owned stations within Milwaukee, WI (WVTV), Springfield, IL (WICS/WICD), Ottumwa, IA (KTVO), and Quincy, IL (KHQA) for consideration valued at $36 million. For the year ended December 31, 2025, SBG recorded a net loss of $8 million related to the sale, which is included within gain on asset dispositions and other, net in SBG's consolidated statements of operations and SBG's local media segment within *Note 13. Segment Data.*

In September 2025, SBG acquired the non-license assets of WLNE in Providence, RI for consideration of $32 million. The acquired assets and liabilities were recorded at fair value as of the closing date of the transaction. Based upon the preliminary purchase price allocation, SBG recorded $27 million of definite-lived intangible assets, $1 million of property and equipment, and $4 million of net working capital.

Advertising Expenses

Promotional advertising expenses are recorded in the period when incurred and are included in media production and other non-media expenses. Total advertising expenses, net of advertising co-op credits, were $7 million for each of the years ended December 31, 2025 and 2024 and $9 million for the year ended December 31, 2023.

Financial Instruments

Financial instruments, as of December 31, 2025 and 2024, consisted of cash and cash equivalents, trade accounts receivable, accounts payable, accrued liabilities and notes payable. The carrying amounts approximate fair value for each of these financial instruments, except for the notes payable. See *Note 14. Fair Value Measurements* for additional information regarding the fair value of notes payable.

Post-retirement Benefits

SBG maintains a supplemental executive retirement plan which was inherited upon the acquisition of certain stations. As of December 31, 2025, the estimated projected benefit obligation was $13 million, of which $1 million was included in accrued expenses and $12 million was included in other long-term liabilities in SBG's consolidated balance sheets. At December 31, 2025, the projected benefit obligation was measured using a 5.09% discount rate compared to a discount rate of 5.44% for the year ended December 31, 2024. For each of the years ended December 31, 2025 and 2024, SBG made $1 million in benefit payments. SBG recognized an actuarial loss of $0.5 million and gain of $0.4 million through other comprehensive income for the years ended December 31, 2025 and 2024, respectively. For each of the years ended December 31, 2025 and 2024, SBG recognized $1 million of periodic pension expense, reported in other income (expense), net in SBG's consolidated balance sheets.

SINCLAIR BROADCAST GROUP, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Redeemable Subsidiary Preferred Equity

On August 23, 2019, Diamond Sports Holdings, LLC ("DSH"), an indirect parent of Diamond Sports Group, LLC ("DSG") and indirect wholly-owned subsidiary of the Company, issued preferred equity (the "Redeemable Subsidiary Preferred Equity").

On February 10, 2023, SBG purchased the remaining 175,000 units of the Redeemable Subsidiary Preferred Equity for an aggregate purchase price of $190 million, representing 95% of the sum of the remaining unreturned capital contribution of $175 million and accrued and unpaid dividends up to, but not including, the date of purchase.

Dividends accrued for the year ended December 31, 2023 were $3 million and are reflected in net loss attributable to the redeemable noncontrolling interests in SBG's consolidated statements of operations. Dividends accrued during 2023 were paid in kind and added to the liquidation preference.

Reclassifications

Certain reclassifications have been made to prior years' consolidated financial statements to conform to the current year's presentation.

Subsequent Events

In February 2026, SBG acquired the non-license assets of KMYT and KOKI in Tulsa, OK and disposed of the non-license assets of KLEW in Spokane, WA and KEPR, KIMA, KUNW, KORX and KVVK in Yakima, WA, all of which were completed with the same counterparty. SBG is in the process of completing its preliminary purchase price allocation.


SINCLAIR BROADCAST GROUP, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


2.   EQUITY-BASED COMPENSATION PLANS:

In June 1996, Old Sinclair's Board of Directors adopted, upon approval of the shareholders by proxy, the 1996 Long-Term Incentive Plan ("LTIP"). Under the LTIP, SBG issued restricted stock awards ("RSAs"), stock grants to its non-employee directors, stock-settled appreciation rights ("SARs"), and stock options. In June 2022, Old Sinclair's Board of Directors adopted, upon approval of the shareholders by proxy, the 2022 Stock Incentive Plan ("SIP"). Upon approval of the SIP, it succeeded the LTIP and no additional awards were granted under the LTIP. All outstanding awards granted under the LTIP will remain subject to their original terms. The purpose of the SIP is to provide stock-based incentives that align the interests of employees, consultants, and outside directors with those of the stockholders of Sinclair by motivating employees to achieve long-term results and rewarding them for their achievements, and to attract and retain the types of employees, consultants, and outside directors who will contribute to SBG's long-range success. The amounts presented here represent equity-based compensation associated with employees of SBG that were awarded and will be settled in Class A Common Stock of Sinclair.

Additionally, SBG has the following arrangements that involve equity-based compensation: employer matching contributions for participants in Sinclair's 401(k) Profit Sharing Plan and Trust (the "401(k) Plan") and an employee stock purchase plan ("ESPP"). Equity-based compensation expense has no effect on SBG's consolidated cash flows. For the years ended December 31, 2025, 2024, and 2023, SBG recorded equity-based compensation of $48 million, $49 million, and $45 million, respectively. Below is a summary of the key terms and methods of valuation of SBG's equity-based compensation awards:

Restricted Stock Awards

RSAs issued in 2025 and 2024 have certain restrictions that generally lapse over two years at 50% and 50%, respectively. RSAs issued in 2023 have certain restrictions that generally lapse after two years at 100% or over two years at 50% and 50%, respectively. As the restrictions lapse, the Sinclair Class A Common Stock may be freely traded on the open market. The fair value assumes the closing value of the stock on the measurement date.

The following is a summary of changes in unvested restricted stock:

	RSAs		Weighted-Average Price
Unvested shares at December 31, 2024	1,317,057	$	18.31
2025 Activity:			
Granted	**2,399,660**		**13.87**
Vested	**(1,805,861)**		**14.32**
Forfeited (a)	**(55,467)**		**13.75**
Unvested shares at December 31, 2025	**1,855,389**	$	**16.59**

(a)   Forfeitures are recognized as they occur.

SBG recorded compensation expense of $28 million, $18 million, $19 million for the years ended December 31, 2025, 2024, and 2023, respectively. The majority of the unrecognized compensation expense of $12 million as of December 31, 2025 will be recognized in 2026.

Restricted Stock Units

During the year ended December 31, 2025, SBG issued 118,244 Restricted Stock Units ("RSUs") under the SIP. The RSUs issued have certain restrictions that lapse over three years at 100%. Unvested RSUs do not carry voting rights and do not receive dividends. SBG recorded compensation expense of less than $1 million for the year ended December 31, 2025. The majority of the unrecognized compensation expense of $1 million as of December 31, 2025 will be recognized in 2027.

Equity Grants to Non-Employee Directors

In addition to fees paid in cash to SBG's non-employee directors, on the date of each annual meeting of Sinclair shareholders, each non-employee directors receives a grant of unrestricted shares of Sinclair Class A Common Stock. Sinclair issued 108,504 in 2025 and 113,658 shares in 2024 and Old Sinclair issued 80,496 shares in 2023. SBG recorded expense of $1 million for each of the years ended December 31, 2025, 2024, and 2023, which was based on the average share price of the stock on the date of grant.

Stock-Settled Appreciation Rights

These awards entitle holders to the appreciation in Sinclair's Class A Common Stock over the base value of each SAR over the term of the award. The SARs have a 10-year term with vesting periods ranging from zero to four years. The base value of each SAR is equal to the closing price of Sinclair's Class A Common Stock on the date of grant. For the years ended December 31, 2025, 2024, and 2023, SBG recorded compensation expense of $2 million, $13 million, and $7 million, respectively.

SINCLAIR BROADCAST GROUP, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following is a summary of the 2025 activity:

	SARs		Weighted-Average Price
Outstanding SARs at December 31, 2024	8,369,840	$	20.36
2025 Activity:			
Exercised	(54,430)		16.89
Outstanding SARs at December 31, 2025	8,315,410	$	20.41

The aggregate intrinsic value of 3,570,730 of the outstanding SARs as of December 31, 2025 was $7 million. The total SARs outstanding had a weighted average remaining contractual life of 7 years.

Valuation of SARS. Our SARs were valued using the Black-Scholes pricing model utilizing the following assumptions:

	2024	2023
Risk-free interest rate	4.1 %	4.4 %
Expected years to exercise	5 years	5 years
Expected volatility	58.8 %	52.1 %
Annual dividend yield	7.8 %	6.8 %

The risk-free interest rate is based on the U.S. Treasury yield curve, in effect at the time of grant, for U.S. Treasury STRIPS that approximate the expected life of the award. The expected volatility is based on Sinclair's historical stock prices over a period equal to the expected life of the award. The annual dividend yield is based on Sinclair's annual dividend per share divided by Sinclair's share price on the grant date.

Options

Options are fully vested and have a weighted average remaining contractual term of 1 year. As of December 31, 2025, there was no aggregate intrinsic value for the options outstanding. There was no expense recognized for each of the years ended December 31, 2025, 2024, and 2023.

The following is a summary of changes in outstanding options:

	Options		Weighted-Average Price
Outstanding options at December 31, 2024	250,000	$	33.20
2025 Activity:			
Expired	(125,000)		32.54
Outstanding options at December 31, 2025	125,000	$	33.85

401(k) Match

The Sinclair 401(k) Plan is available as a benefit for SBG's eligible employees. Contributions made to the 401(k) Plan include an employee elected salary reduction amount with a match calculation (the "Match"), which is made using Sinclair's Class A Common Stock.

The value of the Match is based on the level of elective deferrals into the 401(k) Plan. The number of shares of Sinclair's Class A Common Stock granted under the Match is determined based upon the closing price on or about March 1st of each year for the previous calendar year's Match. SBG recorded compensation expense related to the Match of $16 million for each of the years ended December 31, 2025 and 2024 and $17 million for the year ended December 31, 2023,.

Employee Stock Purchase Plan

The ESPP allows eligible employees to purchase Sinclair Class A Common Stock at 85% of the lesser of the fair value of the common stock as of the first day of the quarter and as of the last day of that quarter, subject to certain limits as defined in the ESPP. The compensation expense recorded related to the ESPP was $1 million for each of the years ended December 31, 2025, 2024, and 2023.

SINCLAIR BROADCAST GROUP, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. PROPERTY AND EQUIPMENT:

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is generally computed under the straight-line method over the following estimated useful lives:

Buildings and improvements	10 - 30 years
Operating equipment	5 - 10 years
Office furniture and equipment	5 - 10 years
Leasehold improvements	Lesser of 10 - 30 years or lease term
Automotive equipment	3 - 5 years
Property and equipment under finance leases	Lease term

Acquired property and equipment is depreciated on a straight-line basis over the respective estimated remaining useful lives.

Property and equipment consisted of the following as of December 31, 2025 and 2024 (in millions):

	2025	2024
Land and improvements	$ 70	$ 72
Buildings and improvements	294	305
Operating equipment	885	923
Office furniture and equipment	177	155
Leasehold improvements	48	48
Automotive equipment	64	64
Finance lease assets	68	69
Construction in progress	60	70
	1,666	1,706
Less: accumulated depreciation	(1,032)	(1,014)
	$ 634	$ 692

SINCLAIR BROADCAST GROUP, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.   GOODWILL, INDEFINITE-LIVED INTANGIBLE ASSETS, AND OTHER INTANGIBLE ASSETS:

Goodwill, which arises from the purchase price exceeding the assigned value of the net assets of an acquired business, represents the value attributable to unidentifiable intangible elements being acquired. The change in the carrying amount of goodwill at December 31, 2025 and 2024 was as follows (in millions):

	Local media
Balance at December 31, 2023	$ 2,016
Balance at December 31, 2024	$ 2,016
Disposition	(12)
Balance at December 31, 2025	$ **2,004**

SBG's accumulated goodwill impairment was $414 million as of both December 31, 2025 and 2024, all of which related to our local media segment.

For SBG's annual goodwill impairment test related to its local media reporting unit in 2025, SBG elected to perform a quantitative assessment and concluded that the fair value substantially exceeded the carrying value. The key assumptions used to determine the fair value of SBG's local media reporting unit consisted primarily of significant unobservable inputs (Level 3 fair value inputs), including discount rates, estimated cash flows, profit margins, and growth rates. The discount rate used to determine the fair value of SBG's local media reporting unit is based on a number of factors including market interest rates, a weighted average cost of capital analysis based on the target capital structure for a television broadcasting company and includes adjustments for market risk and company specific risk. Estimated cash flows are based upon internally developed estimates and growth rates and profit margins are based on market studies, industry knowledge, and historical performance.

For SBG's annual goodwill impairment tests related to its local media reporting unit in 2024 and 2023, SBG concluded that it was more-likely-than-not that goodwill was not impaired. The qualitative factors reviewed during SBG's annual assessments indicated stable or improving margins and favorable or stable forecasted economic conditions including stable discount rates and comparable or improving business multiples. Additionally, the results of prior quantitative assessments supported significant excess fair value over carrying value of SBG's local media reporting unit. SBG did not have any indicators of impairment in any interim period in 2025 or 2024 and therefore did not perform interim impairment tests for goodwill during those periods.

As of December 31, 2025 and 2024, the carrying amount of SBG's indefinite-lived intangible assets was as follows (in millions):

	Local media
Balance at December 31, 2023 (a)	$ 123
Balance at December 31, 2024 (a) (b)	$ 123
Acquisition	1
Disposition	(2)
Balance at December 31, 2025 (a) (b)	$ **122**

(a)   SBG's indefinite-lived intangible assets in its local media segment relate to broadcast licenses.

(b)   Approximately $12 million and $14 million of indefinite-lived intangible assets relate to consolidated VIEs as of December 31, 2025 and 2024, respectively.

SBG did not have any indicators of impairment for its indefinite-lived intangible assets in 2025 or 2024, and therefore did not perform interim impairment tests during those periods. SBG performed its annual impairment tests for indefinite-lived intangibles in 2025, 2024 and 2023 and as a result of its qualitative assessments, SBG recorded no impairment.

SINCLAIR BROADCAST GROUP, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table shows the gross carrying amount and accumulated amortization of SBG's definite-lived intangibles (in millions):

	As of December 31, 2025		
	Gross Carrying Value	Accumulated Amortization	Net
Amortized intangible assets:			
Customer relationships	$ 819	$ (659)	$ 160
Network affiliation	$ 1,426	$ (1,171)	$ 255
Other	24	(19)	5
Total other definite-lived intangible assets (a)	$ 1,450	$ (1,190)	$ 260
Total definite-lived intangible assets	$ 2,269	$ (1,849)	$ 420

	As of December 31, 2024		
	Gross Carrying Value	Accumulated Amortization	Net
Amortized intangible assets:			
Customer relationships	$ 817	$ (626)	$ 191
Network affiliation	$ 1,435	$ (1,112)	$ 323
Other	21	(18)	3
Total other definite-lived intangible assets (a)	$ 1,456	$ (1,130)	$ 326
Total definite-lived intangible assets	$ 2,273	$ (1,756)	$ 517

(a) Approximately $5 million and $26 million of definite-lived intangible assets relate to consolidated VIEs as of December 31, 2025 and 2024, respectively.

Definite-lived intangible assets and other assets subject to amortization are being amortized on a straight-line basis over their estimated useful lives. The definite-lived intangible assets are amortized over a weighted average useful life of 14 years for customer relationships and 15 years for network affiliations. The amortization expense of the definite-lived intangible and other assets for the years ended December 31, 2025, 2024, and 2023 was $123 million, $129 million, and $148 million, respectively. SBG analyzes specific definite-lived intangibles for impairment when events occur that may impact their value in accordance with the respective accounting guidance for long-lived assets. There were no impairment charges recorded for the years ended December 31, 2025, 2024, and 2023, as there were no indicators of impairment.

The following table shows the estimated annual amortization expense of the definite-lived intangible assets for the next five years and thereafter (in millions):

2026	$ 124
2027	111
2028	86
2029	50
2030	17
2031 and thereafter	32
	$ 420

SINCLAIR BROADCAST GROUP, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5. OTHER ASSETS:

Other assets as of December 31, 2025 and 2024 consisted of the following (in millions):

	2025	2024
Investments	30	14
Income tax receivable	150	144
Other	57	54
Total other assets	$ 237	$ 212

Investments

SBG's investments, excluding equity method investments, are accounted for at fair value or, in situations where fair value is not readily determinable, SBG has the option to value investments at cost plus observable changes in value, less impairment. Additionally, certain investments are measured at net asset value ("NAV").

Investments measured at NAV were $13 million and $5 million as of December 31, 2025 and 2024, respectively. SBG recognized fair value adjustment losses of $1 million and $73 million for the years ended December 31, 2025 and 2023, respectively, associated with these securities, which is reflected in other income (expense), net in SBG's consolidated statements of operations.

Investments accounted for utilizing the measurement alternative were $17 million and $8 million as of December 31, 2025 and 2024, respectively. SBG recorded a $1 million impairment related to one investment for the year ended December 31, 2025 and a $6 million impairment related to one investment for the year ended December 31, 2023, which are reflected in other income (expense), net in SBG's consolidated statements of operations. SBG recorded no impairments related to these investments for the year ended December 31, 2024.

SINCLAIR BROADCAST GROUP, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6. NOTES PAYABLE AND COMMERCIAL BANK FINANCING:

Notes payable, finance leases, and commercial bank financing (including "finance leases to affiliates") consisted of the following as of December 31, 2025 and 2024 (in millions):

	2025	2024
Credit Agreements:		
Term Loan B-2, due September 30, 2026 (a)	$ —	$ 1,175
Term Loan B-3, due April 1, 2028 (a)	3	714
Term Loan B-4, due April 21, 2029 (a)	—	731
Term Loan B-6, due December 31, 2029 (a)	706	—
Term Loan B-7, due December 31, 2030 (a)	726	—
STG Notes:		
5.125% Senior notes, due February 15, 2027 (a) (b)	—	274
5.500% Senior notes, due March 1, 2030	485	485
4.125% Senior Secured Notes, due December 1, 2030 (a)	—	737
4.125% Unsecured Notes, due December 1,2030 (a)	4	—
9.750% Second Lien Senior Secured Notes, due February 15, 2033 (a)	432	—
8.125% First-Out First Lien Secured Notes, due February 15, 2033 (a)	1,430	—
4.375% Second-Out First Lien Secured Notes, due December 31, 2032 (a)	238	—
A/R Facility	375	—
Debt of variable interest entities	6	7
Finance leases	24	30
Finance leases - affiliate	9	12
Total outstanding principal	4,438	4,165
Less: Deferred financing costs and discounts	(55)	(36)
Less: Current portion	(22)	(35)
Less: Finance leases - affiliate, current portion	(3)	(3)
Net carrying value of long-term debt	$ 4,358	$ 4,091

(a) Sinclair Television Group, Inc. ("STG") completed a series of financing transactions, including a new money financing and debt recapitalization, during the year ended December 31, 2025. See *Credit Agreements and Notes* below.

(b) In April 2025 and October 2025, STG repurchased $81 million and the remaining $89 million, respectively, aggregate principal amount of the 5.125% Senior Notes due 2027. See *Credit Agreements and Notes* below.

Debt under the New Credit Agreement, Amended Credit Agreement, notes payable, and finance leases as of December 31, 2025 matures as follows (in millions):

	Notes and Credit Agreements	Finance Leases	Total
2026	$ 17	$ 10	$ 27
2027	18	8	26
2028	392	6	398
2029	692	6	698
2030	1,186	5	1,191
2031 and thereafter	2,100	5	2,105
Total minimum payments	4,405	40	4,445
Less: Deferred financing costs and discounts	(55)	—	(55)
Less: Amount representing future interest	—	(7)	(7)
Net carrying value of total debt	$ 4,350	$ 33	$ 4,383

Interest expense in SBG's consolidated statements of operations was $395 million, $304 million, and $305 million for the years ended December 31, 2025, 2024, and 2023, respectively. Interest expense included amortization of deferred financing costs and debt discounts of $8 million for the year ended December 31, 2025 and $10 million for each of the years ended December 31, 2024 and 2023. Interest expense for the year ended December 31, 2025 also included $68 million of one-time financing costs.

SINCLAIR BROADCAST GROUP, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The stated and weighted average effective interest rates on the above obligations are as follows, for the years ended December 31, 2025 and 2024:

	Stated Rate	Weighted Average Effective Rate	
		2025	2024
Credit Agreements:			
Term Loan B-2	SOFR plus 2.50%	6.91%	8.17%
Term Loan B-3	SOFR plus 3.00%	6.98%	8.64%
Term Loan B-4 (a)	SOFR plus 3.75%	8.51%	9.83%
Term Loan B-6 (a)	SOFR plus 3.30%	7.30%	—%
Term Loan B-7 (a)	SOFR plus 4.10%	8.37%	—%
Revolving Credit Facility (a) (b)	SOFR plus 2.00%	—%	—%
STG Notes:			
5.125% Unsecured Notes	5.13%	5.33%	5.33%
5.500% Unsecured Notes	5.50%	5.66%	5.66%
4.125% Secured Notes	4.13%	4.31%	4.31%
4.125% Unsecured Notes	4.13%	4.31%	—%
9.750% Secured Notes	9.75%	10.17%	—%
8.125% Secured Notes	8.13%	8.29%	—%
4.375% Secured Notes	4.38%	4.52%	—%
A/R Facility	SOFR plus 1.25%	6.91%	—%

(a) Interest rate terms on the STG Term Loan B-4, B-6, and B-7, revolving credit facility, and the A/R Facility (as defined below) include additional customary credit spread adjustments.

(b) STG incurs a commitment fee on undrawn capacity of 0.25%, 0.375%, or 0.50% if STG's first lien leverage ratio (as defined in the New Credit Agreement) is less than or equal to 2.75x, less than or equal to 3.0x but greater than 2.75x, or greater than 3.0x, respectively. As of December 31, 2025, there were no outstanding borrowings, $1 million in letters of credit outstanding, and $612 million available under the revolving credit facility. As of December 31, 2024, there were no outstanding borrowings, $1 million in letters of credit outstanding, and $649 million available under the revolving credit facility. The total revolving credit facility contains two tranches, one for $575 million which expires on February 12, 2030 and one for $37.5 million which expires on April 21, 2027. See *Credit Agreements and Notes* below for further information.

SBG recorded $43 million of debt issuance costs for the year ended December 31, 2025. Debt issuance costs and original issuance discounts are presented as a direct deduction from, or addition to, the carrying amount of an associated debt liability, except for debt issuance costs related to the revolving credit facility and A/R Facility, which are presented within other assets in SBG's consolidated balance sheets.

Credit Agreements and Notes

During the first quarter of 2025, STG, a wholly-owned subsidiary of SBG, completed a series of financing transactions (the "Transactions") as follows:

Exchanged $711.4 million aggregate principal amount outstanding of the $714 million Term Loan B-3, which mature April 1, 2028 and bear interest at SOFR plus 3.00%, into second-out first lien Term Loan B-6 issued under a new credit agreement dated February 12, 2025 (the "New Credit Agreement"), which mature December 31, 2029 and bear interest at SOFR plus 3.30%. Exchanged all of the $731.3 million aggregate principal amount outstanding of Term Loan B-4, which matured on April 21, 2029 and bore interest at SOFR plus 3.75%, into second-out first lien Term Loan B-7 issued under the New Credit Agreement, which mature December 31, 2030 and bear interest at SOFR plus 4.10%.

Exchanged $575 million of commitments under the existing revolving credit facility into $575 million first-out first lien revolving commitments (the "First-Out Revolving Credit Facility") under the New Credit Agreement, which mature February 12, 2030 and borrowings thereunder will bear interest at SOFR plus 2.00%.

The existing bank credit agreement was amended as of February 12, 2025 (the "Amended Credit Agreement") concurrent with the Transactions and entering into the New Credit Agreement, subordinating the secured obligations thereunder and eliminating substantially all covenants and certain events of default. As a result, the remaining $3 million of Term Loan B-3 and the remaining $37.5 million of commitments under the existing revolving credit facility are ranked as third lien obligations.

STG issued $1,430 million aggregate principal amount of 8.125% first-out first lien secured notes due 2033 (the "8.125% First-Out Notes"), which mature on February 15, 2033. The proceeds from the 8.125% First-Out Notes were used to repay in full the $1,175 million aggregate principal amounts outstanding of Term Loan B-2 due 2026, approximately $63.6 million aggregate principal amount of 4.125% Senior Secured Notes due 2030 at 84% of the principal amount, and approximately $104 million aggregate principal amount of 5.125% Senior Notes due 2027 at 97% of the principal amount and to pay fees and expenses related to the Transactions.

SINCLAIR BROADCAST GROUP, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Exchanged $432 million aggregate principal amount of the existing 4.125% Senior Secured Notes due 2030 into 9.750% senior secured second lien notes due 2033 (the "9.750% Second Lien Notes"), which mature on February 15, 2033. Exchanged $238 million aggregate principal amount of the existing 4.125% Senior Secured Notes due 2030 into 4.375% second-out first lien secured notes due 2032 (the "4.375% Second-Out Notes"), which mature on December 31, 2032. The remaining 4.125% Senior Secured Notes due 2030 of $4 million became unsecured obligations as the related indenture was amended to release all liens on the collateral and eliminate substantially all covenants and certain events of default.

In connection with the Transactions, for the year ended December 31, 2025, SBG recognized a gain on extinguishment of the 4.125% Senior Secured Notes due 2030 and 5.125% Senior Notes due 2027 of $5 million and $3 million, respectively, and a loss on extinguishment of the Term Loan B-2 of $6 million.

The New Credit Agreement and the indentures for the 8.125% First-Out Notes, 4.375% Second-Out Notes, and 9.750% Second Lien Notes (collectively, the "New Indentures") contain certain restrictive covenants including, but not limited to, restrictions on indebtedness, liens, restricted payments (including repayment of certain subordinated debt), investments, mergers, consolidations, sales and other dispositions of assets and affiliate transactions. These covenants are subject to a number of exceptions and limitations as described in the New Credit Agreement and New Indentures. The New Credit Agreement and New Indentures also include events of default, including certain cross-default and cross-acceleration provisions with other debt of STG, customary for agreements of its type.

Prior to February 15, 2028, December 1, 2025, and February 15, 2027, SBG may redeem the 8.125% First-Out Notes, 4.375% Second-Out Notes, and 9.750% Second Lien Notes, respectively, in whole or in part, at any time or from time to time at a price equal to 100% of the principal amount of the respective notes, plus accrued and unpaid interest, if any, to the redemption date, plus a "make-whole" premium as set forth in the New Indentures. On or prior to February 15, 2028 and February 15, 2027, SBG may redeem up to 40% of the aggregate principal amount of the 8.125% First-Out Notes and 9.750% Second Lien Notes, respectively, at a price equal to 108.125% and 109.750% of the principal amount of the 8.125% First-Out Notes and 9.750% Second Lien Notes, respectively, plus accrued and unpaid interest, if any, to, but not including, the date of redemption using the proceeds of certain equity offerings. Prior to February 15, 2028 and February 15, 2027, SBG may redeem the 8.125% First-Out Notes and 9.750% Second Lien Notes, respectively, in whole but not in part, at a redemption price equal to 108.125% and 109.750% of the principal amount of the 8.125% First-Out Notes and 9.750% Second Lien Notes, respectively, plus accrued and unpaid interest, if any, to, but not including, the redemption date upon certain change of control transactions or certain significant acquisitions. Beginning on December 1, 2025, SBG may redeem some or all of the 4.375% Second-Out Notes at any time or from time to time at the redemption prices set forth in the New Indentures, plus accrued and unpaid interest, if any, to, but not including, the redemption date. In addition, upon the sale of certain of STG's assets or certain changes of control, SBG may be required to offer to repurchase some or all of the 8.125% First-Out Notes, 4.375% Second-Out Notes, and 9.750% Second Lien Notes.

The First-Out Revolving Credit Facility includes a financial maintenance covenant, the first-out first lien leverage ratio (as defined in the New Credit Agreement), which requires such ratio not to exceed 3.5x, measured as of the end of each fiscal quarter, which is only applicable if 35% or more of the capacity (as a percentage of total commitments) under the First-Out Revolving Credit Facility, measured as of the last day of each fiscal quarter, is utilized as of such date. Since there was no utilization under the First-Out Revolving Credit Facility as of December 31, 2025, STG was not subject to the financial maintenance covenant under the New Credit Agreement. As of December 31, 2025, the STG first-out first lien leverage ratio was below 3.5x. The New Credit Agreement contains other restrictions and covenants with which STG was in compliance as of December 31, 2025.

In April 2025, STG repurchased $81 million aggregate principal amount of the 5.125% Senior Notes due 2027 for consideration of $77 million. In October 2025, STG repurchased the remaining $89 million aggregate principal amount of the 5.125% Senior Notes due 2027 for consideration of $89 million. The 5.125% Senior Notes due 2027 acquired were canceled immediately following their acquisition. In connection with the foregoing, SBG recognized a gain on extinguishment of the 5.125% Senior Notes due 2027 of $4 million for the year ended December 31, 2025.

During the year ended December 31, 2024, STG repurchased $27 million aggregate principal amount of the Term Loan B-2 for consideration of $25 million. SBG recognized a gain on extinguishment of $1 million for the year ended December 31, 2024.

During the year ended December 31, 2023, STG repurchased $30 million aggregate principal amount of the Term Loan B-2 for consideration of $26 million. SBG recognized a gain on extinguishment of $3 million for the year ended December 31, 2023.

During the year ended December 31, 2023, STG repurchased $7 million, $15 million, and $13 million aggregate principal amount of the 5.125% Unsecured Notes, the 5.500% Unsecured Notes, and the 4.125% Secured Notes, respectively, in open market transactions for consideration of $6 million, $8 million, and $8 million, respectively. The STG Notes acquired during the year ended December 31, 2023 were canceled immediately following their acquisition. SBG recognized a gain on extinguishment of the STG Notes of $12 million for the year ended December 31, 2023.

SINCLAIR BROADCAST GROUP, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Debt of Variable Interest Entities and Guarantees of Third-Party Obligations

SBG jointly, severally, unconditionally, and irrevocably guaranteed $2 million of debt of certain third parties as of both December 31, 2025 and 2024, all of which related to consolidated VIEs is included in SBG's consolidated balance sheets. SBG provides a guarantee of certain obligations of the Marquee Sports Network ("Marquee") subject to a maximum aggregate amount of $331 million for the years 2026 through 2029. SBG accrued $15 million related to this obligation for the year ended December 31, 2025, included in gain on asset dispositions and other, net in SBG's consolidated statements of operations. As of December 31, 2025, $4 million of this obligation is reflected in accounts payable and accrued liabilities in SBG's consolidated balance sheets. See *Note 10. Commitments and Contingencies* for further discussion.

Accounts Receivable Securitization Facility

On November 6, 2025, STG and one of its subsidiaries entered into a three-year, up to $375 million revolving accounts receivable securitization facility (the "A/R Facility") with Wells Fargo Bank, N.A., as administrative agent, which matures on November 6, 2028, in order to enable STG to raise incremental, low-cost capital. Amounts outstanding under the A/R Facility bear interest at SOFR plus 1.25%. The amount of actual availability under the A/R Facility is subject to change based on the level of eligible receivables sold by certain subsidiaries of STG identified therein (the "Originators") to STG. Eligibility of the receivables is determined by a variety of factors, including, but not limited to, credit ratings of the Originators' customers, customer concentration levels, and certain characteristics of the accounts receivable being transferred. As of December 31, 2025, the total amount outstanding under the A/R Facility was $375 million. Interest expense related to the A/R Facility was $3 million for the year ended December 31, 2025.

Interest Rate Swap

During the year ended December 31, 2023, SBG entered into an interest rate swap effective February 7, 2023 which terminates on February 28, 2026 in order to manage a portion of our exposure to variable interest rates. The swap agreement has a notional amount of $600 million, bears a fixed interest rate of 3.9%, and SBG receive a floating rate of interest based on SOFR. See *Hedge Accounting* within *Note 1. Nature of Operations and Summary of Significant Accounting Policies* for further discussion. As of December 31, 2025, the fair value of the interest rate swap was a liability of $0.2 million, which is recorded in other current liabilities in SBG's consolidated balance sheets. As of December 31, 2024, the fair value of the interest rate swap was an asset of $1 million, which is recorded in other assets in SBG's consolidated balance sheets.

Finance Leases

For more information related to SBG's finance leases and affiliate finance leases see *Note 7. Leases* and *Note 12. Related Person Transactions*, respectively.

SINCLAIR BROADCAST GROUP, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.   LEASES:

SBG determines if a contractual arrangement is a lease at inception. SBG's lease arrangements provide SBG the right to utilize certain specified tangible assets for a period of time in exchange for consideration. SBG's leases primarily relate to building space, tower space, and equipment. SBG does not separate non-lease components from building and tower leases for the purposes of measuring lease liabilities and assets. SBG's leases consist of operating leases and finance leases which are presented separately in SBG's consolidated balance sheets. Leases with an initial term of 12 months or less are not recorded on the balance sheet.

SBG recognizes a lease liability and a right of use asset at the lease commencement date based on the present value of the future lease payments over the lease term discounted using SBG's incremental borrowing rate. Implicit interest rates within SBG's lease arrangements are rarely determinable. Right of use assets also include, if applicable, prepaid lease payments and initial direct costs, less incentives received.

SBG recognizes operating lease expense on a straight-line basis over the term of the lease within operating expenses. Expense associated with SBG's finance leases consists of two components, including interest on outstanding finance lease obligations and amortization of the related right of use assets. The interest component is recorded in interest expense and amortization of the finance lease asset is recognized on a straight-line basis over the term of the lease in depreciation of property and equipment.

SBG's leases do not contain any material residual value guarantees or material restrictive covenants. Some of SBG's leases include optional renewal periods or termination provisions which SBG assess at inception to determine the term of the lease, subject to reassessment in certain circumstances.

The following table presents lease expense SBG has recorded in SBG's consolidated statements of operations for the years ended December 31, 2025, 2024, and 2023 (in millions):

	2025	2024	2023
Finance lease expense:			
Amortization of finance lease asset	$ 6	$ 4	$ 4
Interest on lease liabilities	3	3	2
Total finance lease expense	9	7	6
Operating lease expense (a)	36	36	38
Total lease expense	$ 45	$ 43	$ 44

(a)   Includes variable lease expense of $7 million for the year ended December 31, 2025 and $6 million for each of the years ended December 31, 2024 and 2023.

The following table summarizes SBG's outstanding operating and finance lease obligations as of December 31, 2025 (in millions):

	Operating Leases	Finance Leases	Total
2026	$ 31	$ 10	$ 41
2027	29	8	37
2028	25	6	31
2029	19	6	25
2030	19	5	24
2031 and thereafter	42	5	47
Total undiscounted obligations	165	40	205
Less imputed interest	(30)	(7)	(37)
Present value of lease obligations	$ 135	$ 33	$ 168

SINCLAIR BROADCAST GROUP, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes supplemental balance sheet information related to leases as of December 31, 2025 and December 31, 2024 (in millions, except lease term and discount rate):

| | 2025 | | 2024 | |
	Operating Leases	Finance Leases	Operating Leases	Finance Leases
Lease assets, non-current	$ 108	$ 24 (a)	$ 123	$ 30 (a)
Lease liabilities, current	$ 23	$ 8	$ 22	$ 8
Lease liabilities, non-current	112	25	130	34
Total lease liabilities	$ 135	$ 33	$ 152	$ 42
Weighted average remaining lease term (in years)	6.43	5.03	7.15	5.62
Weighted average discount rate	6.3 %	7.9 %	6.3 %	8.0 %

(a) Finance lease assets are reflected in property and equipment, net in SBG's consolidated balance sheets.

The following table presents other information related to SBG's leases for the years ended December 31, 2025, 2024, and 2023 (in millions):

	2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 32	$ 32	$ 33
Operating cash flows from finance leases	$ 3	$ 3	$ 2
Financing cash flows from finance leases	$ 8	$ 7	$ 7
Leased assets obtained in exchange for new operating lease liabilities	$ 6	$ 5	$ 25
Leased assets obtained in exchange for new finance lease liabilities	$ —	$ 22	$ —

8. PROGRAM CONTRACTS:

Future payments required under television program contracts as of December 31, 2025 were as follows (in millions):

2026	$ 70
2027	8
2028	5
Total	83
Less: Current portion	(70)
Long-term portion of program contracts payable	$ 13

Each future period's film liability includes contractual amounts owed, but what is contractually owed does not necessarily reflect what SBG is expected to pay during that period. While SBG is contractually bound to make the payments reflected in the table during the indicated periods, industry protocol typically enables SBG to make film payments on a three-month lag. Included in the current portion amount are payments due in arrears of $10 million. In addition, SBG has entered into non-cancelable commitments for future television program rights aggregating to $6 million as of December 31, 2025.

SINCLAIR BROADCAST GROUP, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.   INCOME TAXES:

The (benefit) provision for income taxes consisted of the following for the years ended December 31, 2025, 2024, and 2023 (in millions):

	2025	2024	2023
Current provision (benefit) for income taxes:			
Federal	$ 37	$ (35)	$ 5
State	19	4	(5)
	56	(31)	—
Deferred (benefit) provision for income taxes:			
Federal	(85)	95	(331)
State	(34)	(4)	(28)
	(119)	91	(359)
(Benefit) provision for income taxes	$ (63)	$ 60	$ (359)

A reconciliation of the provision for income taxes to the amount computed by applying the 21% statutory U.S. federal income tax rate to income before taxes for the year ended December 31, 2025, after the prospective adoption of ASU 2023-09, is as follows (in millions, except percentages):

	2025 Tax Expense/ (Benefit)	2025 Estimated Tax Rate
U.S. federal statutory tax rate	$ (46)	21.0 %
State income taxes, net of federal tax benefit (a) (b)	(19)	8.6 %
Tax credits (federal R&D credit)	(4)	1.8 %
Nontaxable or nondeductible items:		
Executive compensation	6	(2.6)%
Other	—	(0.1)%
Changes in unrecognized tax benefits	2	(0.8)%
Other adjustments:		
Pending tax refunds interest income	(6)	2.7 %
Effective of consolidated VIEs	3	(1.3)%
Other	1	(0.4)%
Effective income tax rate	$ (63)	28.9 %

(a)   The 2025 state jurisdiction that contributes to the majority (greater than 50%) of the tax effect in this category is Maryland.

(b)   Includes a $22 million decrease in valuation allowance primarily as a result of a change in recent years from cumulative loss to cumulative earnings in certain state jurisdictions.

SINCLAIR BROADCAST GROUP, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the provision for income taxes to the amount computed by applying the 21% statutory U.S. federal income tax rate to income before taxes for years ended December 31, 2024 and 2023, prior to the prospective adoption of ASU 2023-09, is as follows:

	2024	2023
U.S. federal statutory tax rate	21.0 %	21.0 %
Adjustments:		
State income taxes, net of federal tax benefit (a)	6.0 %	4.7 %
Valuation allowance (b)	(5.8)%	33.5 %
Pending tax refunds interest income (c)	(4.6)%	— %
Non-deductible items	1.9 %	(0.6)%
Federal tax credits	(1.9)%	0.6 %
Adjustment to prior year taxes	1.7 %	— %
Other	2.0 %	0.2 %
Effective income tax rate	20.3 %	59.4 %

(a) Included in state income taxes are deferred income tax effects related to certain acquisitions, intercompany mergers, tax elections, law changes and/or impact of changes in apportionment.

(b) SBG's 2024 income tax provision includes a $17 million decrease in valuation allowance primarily result of a change in recent years from cumulative loss to cumulative earnings in certain state jurisdictions, and a remeasurement of state net deferred tax assets due to state apportionment updates. SBG's 2023 income tax provision includes a $212 million decrease related to the release of valuation allowance associated with the federal interest expense carryforwards under the IRC Section 163(j).

(c) SBG's 2024 income tax provision includes a $14 million accrual of interest income attributable to prior years' pending income tax refund claims, including an immaterial $7.5 million correcting adjustment related to the accrual of interest income attributable to prior years' pending income tax refund claims.

Temporary differences between the financial reporting carrying amounts and the tax bases of assets and liabilities give rise to deferred taxes. Total deferred tax assets and deferred tax liabilities as of December 31, 2025 and 2024 were as follows (in millions):

	2025	2024
Deferred Tax Assets:		
Net operating losses:		
Federal	$ —	$ 75
State	120	149
IRC Section 163(j) interest expense carryforward	52	139
Operating lease liabilities	30	36
Tax Credits	—	90
Capitalized research and development expenses	7	44
Other	41	45
	250	578
Valuation allowance for deferred tax assets	(74)	(96)
Total deferred tax assets	$ 176	$ 482
Deferred Tax Liabilities:		
Goodwill and intangible assets	$ (320)	$ (331)
Property & equipment, net	(80)	(87)
Investment in Diamond	—	(405)
Operating lease assets	(26)	(32)
Other	(5)	—
Total deferred tax liabilities	(431)	(855)
Net deferred tax liabilities	$ (255)	$ (373)

SINCLAIR BROADCAST GROUP, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2025, SBG had approximately $2,408 million of state net operating losses. Except for those without an expiration date, these losses will expire during various years from 2026 to 2045, and some of them are subject to annual limitations under state provisions. As discussed in *Income Taxes* under *Note 1. Nature of Operations and Summary of Significant Accounting Policies*, SBG establishes a valuation allowance in accordance with the guidance related to accounting for income taxes. As of December 31, 2025, a valuation allowance has been provided for deferred tax assets related to certain temporary basis differences and a substantial portion of SBG's available state net operating loss carryforwards based on past operating results, expected timing of the reversals of existing temporary basis differences, alternative tax strategies, current and cumulative losses, and projected future taxable income. Although realization is not assured for the remaining deferred tax assets, SBG believes it is more likely than not that they will be realized in the future. During the year ended December 31, 2025, SBG decreased its valuation allowance by $22 million to $74 million. The decrease was primarily a result of a change in recent years from cumulative loss to cumulative earnings in certain state jurisdictions. During the year ended December 31, 2024, SBG decreased its valuation allowance by $17 million to $96 million. The decrease was primarily a result of a change in recent years from cumulative loss to cumulative earnings in certain state jurisdictions, and a remeasurement of state net deferred tax assets due to state apportionment updates.

The following table summarizes the activity related to SBG's accrued unrecognized tax benefits for the years ended December 31, 2025, 2024, and 2023 (in millions):

	2025	2024	2023
Balance at January 1,	$ 13	$ 12	$ 17
Additions related to current year tax positions	1	1	1
Reductions related to positions transferred to Ventures	—	—	(2)
Reductions related to settlements with taxing authorities	—	—	(2)
Reductions related to expiration of the applicable statute of limitations	—	—	(2)
Balance at December 31,	$ 14	$ 13	$ 12

SBG is a subsidiary of Sinclair and is subject to U.S. federal income tax as part of the consolidated return. SBG is also subject to income tax of multiple state jurisdictions. SBG's 2014 through 2020 federal tax returns are currently under audit, and several of SBG's subsidiaries are currently under state examinations for various years. SBG does not anticipate that resolution of these matters will result in a material change to SBG's financial statements. In addition, SBG does not believe that SBG's liability for unrecognized tax benefits would be materially impacted, in the next twelve months, as a result of expected statute of limitations expirations and resolution of examination issues and settlements with tax authorities.

The net cash income taxes paid by the Company for the year ended December 31, 2025 were as follows (in millions):

	2025
Federal	$ 31
State & local:	
California	6
Other	8
Foreign	—
Income taxes, net of amounts refunded	$ 45

The net cash income taxes paid by the Company during the years ended December 31, 2024 and 2023 were $3 million and $4 million, respectively.

SINCLAIR BROADCAST GROUP, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.   COMMITMENTS AND CONTINGENCIES:

Litigation, Claims, and Regulatory Matters

SBG is party to lawsuits, claims, and regulatory matters from time to time in the ordinary course of business. Actions currently pending are in various stages and no material judgments or decisions have been rendered by hearing boards or courts in connection with such actions. Except as noted below, SBG does not believe the outcome of these matters, individually or in the aggregate, will have a material effect on SBG's financial statements.

FCC Matters. On May 22, 2020, the Federal Communications Commission ("FCC") released an Order and Consent Decree pursuant to which the Company agreed to pay $48 million to resolve the matters covered by a Notice of Apparent Liability for Forfeiture ("NAL") issued in December 2017 proposing a $13 million fine for alleged violations of the FCC's sponsorship identification rules by the Company and certain of its subsidiaries, the FCC's investigation of the allegations raised in the Hearing Designation Order issued in connection with the Company's proposed acquisition of Tribune, and a retransmission related matter. The Company submitted the $48 million payment on August 19, 2020. As part of the consent decree, the Company also agreed to implement a four-year compliance plan, which terminated on May 29, 2024. Two petitions were filed on June 8, 2020 seeking reconsideration of the consent decree. The Company filed an opposition to the petitions on June 18, 2020, and the petitions remain pending.

On September 1, 2020, one of the individuals who filed a petition for reconsideration of the consent decree filed a petition to deny the license renewal application of WBFF(TV), Baltimore, MD, and the license renewal applications of two other Baltimore, MD stations with which the Company has a JSA or LMA, Deerfield Media station WUTB(TV) and Cunningham Broadcasting Corporation ("Cunningham") station WNUV(TV). On January 18, 2024, a motion was filed to request substitution of the petitioner, who is deceased. On June 27, 2025, the FCC (i) denied the motion for substitution; (ii) dismissed the petition to deny; and (iii) granted the license renewal applications of WBFF(TV), WUTB(TV), and WNUV(TV). An application for review of the FCC's decision was filed on July 28, 2025 on behalf of the individual who unsuccessfully sought to be substituted for the petitioner in the proceeding. The Company timely filed an opposition to the application for review and the matter remains pending. On April 14, 2025, the same attorney who filed the petition against the renewal applications filed a similar petition to deny, on behalf of a different client, against assignment applications filed by the Company seeking FCC consent to sell certain stations to a third party. On July 1, 2025, the FCC dismissed that petition to deny and granted the applications. An application for review of the decision to grant the assignment applications was filed on behalf of the petitioner on July 30, 2025. The Company timely filed an opposition to the application for review and the matter remains pending.

On September 2, 2020, the FCC adopted a Memorandum Opinion and Order and NAL against the licensees of several stations with whom the Company has LMAs, JSAs, and/or SSAs in response to a complaint regarding those stations' retransmission consent negotiations. The NAL proposed a $0.5 million penalty for each station, totaling $9 million. The licensees filed a response to the NAL on October 15, 2020, asking the FCC to dismiss the proceeding or, alternatively, to reduce the proposed forfeiture to $25,000 per station. On July 28, 2021, the FCC issued a forfeiture order in which the $0.5 million penalty was upheld for all but one station. A Petition for Reconsideration of the forfeiture order was filed on August 7, 2021. On March 14, 2022, the FCC released a Memorandum Opinion and Order and Order on Reconsideration, which reaffirmed the forfeiture order, dismissed (and in the alternative, denied) the Petition for Reconsideration, and stated that because the fines were not paid within the period stated in the July 2021 forfeiture order the FCC may refer the case to the U.S. Department of Justice ("DOJ") for enforcement of the forfeiture pursuant to Section 504 of the Communications Act. Our understanding is that this matter remains pending. The Company is not a party to this forfeiture order.

On September 21, 2022, the FCC released an NAL against the licensees of a number of stations, including 83 SBG stations and several stations with whom SBG has LMAs, JSAs, and/or SSAs, for violation of the FCC's limitations on commercial matter in children's television programming related to KidsClick network programming distributed by the Company in 2018. The NAL proposed a fine of $2.7 million against SBG, and fines ranging from $20,000 to $26,000 per station for the other licensees, including the LMA, JSA, and/or SSA stations, for a total of $3.4 million. On October 21, 2022, the Company filed a written response seeking reduction of the proposed fine amount. On September 6, 2024, the FCC issued a forfeiture order imposing the fine as proposed in the NAL. The Company and all other affected licensees filed a joint petition for reconsideration of the forfeiture order on October 7, 2024. On June 27, 2025, the FCC adopted an Order and Consent Decree pursuant to which the Company agreed to make a voluntary contribution of $500,000 to resolve, without any admission of liability, the forfeiture order (with respect to SBG stations), a closed captioning investigation of SBG station WUHF in Rochester, NY, and matters relating to certain of SBG's pending station renewal applications. As part of the consent decree, the Company also agreed to implement a two-year compliance plan relating to the FCC's limits on commercial matter in children's programming and closed captioning rules, and the FCC agreed to grant the license renewal applications of all SBG stations involved in the matters resolved by the consent decree. The consent decree states the forfeiture order will be resolved by separate action with respect to the non-SBG licensees named in the forfeiture order, and to SBG's knowledge all but one of such non-SBG licensees have entered into non-monetary consent decrees with the FCC and agreed to similar compliance plans with respect to the FCC's limits on commercial matter in children's programming. The Company made the $500,000 voluntary contribution on July 9, 2025.

SINCLAIR BROADCAST GROUP, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Other Matters. On November 6, 2018, the Company agreed to enter into a proposed consent decree with the DOJ. This consent decree resolves the DOJ's investigation into the sharing of pacing information among certain stations in some local markets. The DOJ filed the consent decree and related documents in the U.S. District Court for the District of Columbia on November 13, 2018. The U.S. District Court for the District of Columbia entered the consent decree on May 22, 2019. The consent decree is not an admission of any wrongdoing by the Company and does not subject the Company to any monetary damages or penalties. The Company believes that even if the pacing information was shared as alleged, it would not have impacted any pricing of advertisements or the competitive nature of the market. The consent decree requires the Company to adopt certain antitrust compliance measures, including the appointment of an Antitrust Compliance Officer, consistent with what the DOJ has required in previous consent decrees in other industries. The consent decree also requires the Company's stations not to exchange pacing and certain other information with other stations in their local markets, which the Company's management had already instructed them not to do.

The Company is aware of twenty-two putative class action lawsuits that were filed against the Company following published reports of the DOJ investigation into the exchange of pacing data within the industry. On October 3, 2018, these lawsuits were consolidated in the Northern District of Illinois. The consolidated action alleges that the Company and thirteen other broadcasters conspired to fix prices for commercials to be aired on broadcast television stations throughout the United States and engaged in unlawful information sharing, in violation of the Sherman Antitrust Act. The consolidated action seeks damages, attorneys' fees, costs and interest, as well as injunctions against adopting practices or plans that would restrain competition in the ways the plaintiffs have alleged. The Court denied the defendants' motion to dismiss on November 6, 2020. Discovery commenced shortly after that and is continuing. On December 8, 2023, the Court granted final approval of the settlements the plaintiffs had reached with four of the original defendants (CBS, Fox, Cox Media, and ShareBuilders), who agreed to pay a total of $48 million to settle the plaintiffs' claims against them. The plaintiffs are continuing to pursue their claims against the Company and the other non-settling defendants, and fact discovery closes on June 1, 2026. On December 6, 2024, the plaintiffs filed a motion seeking sanctions against the Company in connection with the loss of certain cell phone data. On November 18, 2025, the Court issued a Memorandum Opinion and Order on the plaintiffs' motion seeking sanctions, declining as premature the plaintiffs' request to present evidence of Sinclair's spoliation at summary judgment and trial, and imposing monetary sanctions on Sinclair for the costs of the plaintiffs' investigation between April 30, 2024 and the filing of the motion seeking sanctions. On February 20, 2025, Special Master Richard Levie issued Report and Recommendation No. 3 addressing the plaintiffs' challenges to certain of non-settling defendants' privilege log entries ("Levie R&R No. 3"), which recommended that the Court compel disclosure of certain documents Sinclair and the other non-settling defendants withheld from discovery based on assertions of privilege. On October 20, 2025, the Court issued an order adopting Levie R&R No. 3 and denying the objections to Levie R&R No. 3 made by Sinclair and the other non-settling defendants, compelling the production of 6,313 documents Sinclair withheld as privileged. Special Master Wayne R. Andersen has addressed the plaintiffs' remaining challenges to certain of Sinclair's and other non-settling defendants' privilege log entries. On September 29, 2025, Special Master Andersen issued Report and Recommendation No. 3 ("Andersen R&R No. 3"); on October 23, 2025, Special Master Andersen issued Report and Recommendation No. 6 ("Andersen R&R No. 6"); on November 17, 2025, Special Master Andersen issued Report and Recommendation No. 8 ("Andersen R&R No. 8"); and on November 18, 2025, Special Master Andersen issued Report and Recommendation No. 9 ("Andersen R&R No. 9"). In each report and recommendation, Special Master Andersen recommended granting in part and denying in part the plaintiffs' challenges. No party appealed Andersen R&R No. 3, which compelled the production of two documents Sinclair withheld as privileged. The plaintiffs objected to Andersen R&R No. 6, Andersen R&R No. 8, and Andersen R&R No. 9. On January 22, 2026, the Court issued an order rejecting the objections and adopting Andersen R&R No. 6, Andersen R&R No. 8, and Andersen R&R No. 9. Andersen R&R No. 6 compelled the production of 252 documents, Andersen R&R No. 8 compelled the production of 79 documents, and Andersen R&R No. 9 compelled the production of 10 documents. On December 16, 2025, Special Master Andersen issued Report and Recommendation No. 13 ("Andersen R&R No. 13"), also addressing the plaintiffs' challenges to certain of Sinclair's privilege log entries. The plaintiffs filed objections to Andersen R&R No. 13 on January 16, 2026, and Sinclair filed a response on January 30, 2026. The Court's review of the plaintiffs' challenges to Sinclair's privilege claims will be completed upon its ruling on the plaintiffs' objects to Andersen R&R No. 13. On January 23, 2026, the Court informed the parties that it will issue a new scheduling order, setting a trial date in November 2027. The parties are awaiting the issuance of the order. The Company continues to believe the lawsuits are without merit and intends to vigorously defend itself against all such claims.

On July 19, 2023, as part of the bankruptcy proceedings of DSG, at such time, an independently managed and unconsolidated subsidiary of Sinclair, DSG and its wholly-owned subsidiary, Diamond Sports Net, LLC, filed a complaint (the "Diamond Litigation"), under seal, in the United States Bankruptcy Court for the Southern District of Texas naming certain subsidiaries of Sinclair, including SBG and STG and certain officers of SBG and STG, as defendants.

SINCLAIR BROADCAST GROUP, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In the complaint, plaintiffs challenged a series of transactions involving SBG and certain of its subsidiaries, on the one hand, and DSG and its subsidiaries, on the other hand, since SBG acquired the former Fox Sports regional sports networks from The Walt Disney Company in August 2019. The complaint alleged, among other things, that the management services agreement (the "MSA") entered into by STG and DSG was not fair to DSG and was designed to benefit STG and SBG; that the Bally's Corporation ("Bally's") transaction in November 2020 through which Bally's acquired naming rights to certain regional sports networks was not fair to DSG and was designed to benefit STG and SBG; and that certain distributions made by DSG that were used to pay down preferred equity of DSH, were inappropriate and were conducted at a time when DSG was insolvent. The complaint also alleged that SBG and its subsidiaries (other than DSG and its subsidiaries) received payments or indirect benefits of approximately $1.5 billion as a result of the alleged misconduct. The complaint asserted a variety of claims, including certain fraudulent transfers of assets, unlawful distributions and payments, breaches of contracts, unjust enrichment and breaches of fiduciary duties. The plaintiffs sought, among other relief, avoidance of fraudulent transfers and unlawful distributions, and unspecified monetary damages to be determined.

On March 1, 2024, the court approved a global settlement and release of all claims associated with the Diamond Litigation, which settlement included an amendment to the MSA. Sinclair entered into the settlement, without admitting any fault or wrongdoing. The settlement terms included, among other things, DSG's dismissal with prejudice of its $1.5 billion litigation against Sinclair and all other defendants, along with the full and final satisfaction and release of all claims in that litigation against all defendants, including Sinclair and its subsidiaries, in exchange for Sinclair's cash payment to DSG of $495 million. Additionally, under the terms of the settlement, Sinclair would provide transition services to DSG to allow DSG to become a self-standing entity going forward. During the first quarter of 2024, SBG paid $50 million related to the settlement. The final settlement payment was made during the second quarter of 2024 and of the total $495 million settlement amount paid, $347 million was paid by STG and $148 million was paid by Ventures. On January 2, 2025, DSG announced that it had emerged from bankruptcy, at which time, SBG's equity interest in DSG was terminated.

SBG has provided a guarantee that requires SBG to provide funding to Marquee. On July 19, 2024, Marquee sent SBG a funding notice seeking $29 million under the Marquee guarantee by August 1, 2024 purportedly to make payments under certain agreements to affiliates of the Chicago Cubs, an affiliate of which is also a co-owner of Marquee. Based on the information provided to SBG by Marquee, Marquee has sufficient cash to make such payments without funding under the Marquee guarantee. For this and other reasons, SBG does not believe it is contractually required to provide funding under the Marquee guarantee at this time and has so informed Marquee. On August 2, 2024, Marquee sent SBG another letter claiming that SBG's failure to timely pay the amounts subject to Marquee's funding notice constitutes a breach of the Marquee guarantee and requesting payment of such amounts no later than August 17, 2024 at which time Marquee has stated it will pursue any and all available remedies pursuant to the Marquee guarantee. As of January 1, 2025, SBG determined SBG had no further obligations under the guarantee agreement. Marquee disputed this position, and on June 9, 2025, SBG entered into a binding term sheet to settle the matter. As part of the settlement, the parties agreed that the guarantee would be in effect through 2029; however, the maximum obligation under the guarantee agreement was reduced. As a result of the execution of this binding term sheet, SBG has concluded that SBG's obligation to pay under a portion of the guarantee is probable and the loss related thereto could be reasonably estimated, thus recorded an estimated obligation related to this arrangement during the year ended December 31, 2025 (as further discussed in *Note 6. Notes Payable and Commercial Bank Financing*). Because loss contingencies are inherently unpredictable and unfavorable developments can occur, the assessment requires judgment about future events. Moreover, there is no assurance that contingencies will be satisfied and the ultimate loss may differ materially from the estimated obligation SBG has recorded.

Changes in the Rules of Television Ownership, Local Marketing Agreements, Joint Sales Agreements, Retransmission Consent Negotiations, and National Ownership Cap

Certain of SBG's stations have entered into what have commonly been referred to as local marketing agreements or LMAs. One typical type of LMA is a programming agreement between two separately owned television stations serving the same market, whereby the licensee of one station programs substantial portions of the broadcast day and sells advertising time during such programming segments on the other licensee's station subject to the latter licensee's ultimate editorial and other controls. SBG believes these arrangements allow it to reduce SBG's operating expenses and enhance profitability.

In 1999, the FCC established a local television ownership rule that made certain LMAs attributable. The FCC adopted policies to exempt from attribution "legacy" LMAs that were entered into prior to November 5, 1996 and permitted the applicable stations to continue operations pursuant to the LMAs until the conclusion of the FCC's 2004 biennial review. The FCC stated it would conduct a case-by-case review of legacy LMAs and assess the appropriateness of extending the exemption periods. The FCC did not initiate any review of legacy LMAs in 2004 or as part of its subsequent quadrennial reviews. SBG does not know when, or if, the FCC will conduct any such review of legacy LMAs. Currently, all of SBG's LMAs are exempt from attribution under the Local Television Ownership Rule because they were entered into prior to November 5, 1996. If the FCC were to eliminate the exemption for these LMAs, SBG would have to terminate or modify these LMAs.

SINCLAIR BROADCAST GROUP, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On December 18, 2017, the FCC released a Notice of Proposed Rulemaking to examine the FCC's national ownership cap, including the UHF discount. The UHF discount allows television station owners to discount the coverage of UHF stations when calculating compliance with the FCC's national ownership cap, which prohibits a single entity from owning television stations that reach, in total, more than 39% of all the television households in the nation. On June 18, 2025, the FCC issued a Public Notice seeking comment to update the public record in this proceeding on whether to modify, retain, or eliminate the 39% national audience reach cap and/or the UHF discount. All but 21 of the stations SBG currently owns and operates, or to which SBG provides programming services are UHF. SBG cannot predict the outcome of the rulemaking proceeding. With the application of the UHF discount counting all of SBG's present stations SBG reaches approximately 23% of U.S. households. Changes to the national ownership cap could limit SBG's ability to make television station acquisitions.

On December 22, 2023, the FCC completed its 2018 Quadrennial Regulatory Review (the "2018 Ownership Order"). The 2018 Ownership Order declined to loosen or eliminate any of the existing television ownership rules, including the "Top-Four Prohibition" (which generally restricted common ownership of two top-four rated stations in a market), and amended Note 11 to its ownership rules to prohibit a broadcaster with a top-four-rated television station from acquiring the network affiliation of another top-four rated station in the market and airing that second top-four network on a multicast stream or commonly owned LPTV station under certain circumstances (the "Note 11 Expansion"). The 2018 Ownership Order also revised the methodology for determining whether a station is rated among the top-four stations in the market, retained the SSA disclosure requirement, and declined to attribute SSAs or JSAs. Broadcast industry parties filed three separate appeals of the 2018 Ownership Order which were consolidated in March 2024 before the U.S. Court of Appeals for the Eighth Circuit. On July 23, 2025, the Eighth Circuit issued a decision vacating the Top-Four Prohibition and the Note 11 Expansion, and such rules ceased to be effective on October 23, 2025.

On December 22, 2022, the FCC released a Public Notice to initiate the 2022 Quadrennial Regulatory Review. On September 30, 2025, the FCC issued a Notice of Proposed Rulemaking in the 2022 Quadrennial Regulatory Review proceeding, seeking further comment on the Local Television Ownership Rule. This proceeding remains pending. SBG cannot predict the outcome of that rulemaking proceeding. Changes to these rules could impact SBG's ability to make radio or television station acquisitions.

SINCLAIR BROADCAST GROUP, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.   VARIABLE INTEREST ENTITIES:

Certain of SBG's stations provide services to other station owners within the same respective market through agreements, such as LMAs, where SBG provides programming, sales, operational, and administrative services, and JSAs and SSAs, where SBG provides non-programming, sales, operational, and administrative services. In certain cases, SBG has also entered into purchase agreements or options to purchase the license related assets of the licensee. SBG typically owns the majority of the non-license assets of the stations, and in some cases where the licensee acquired the license assets concurrent with SBG's acquisition of the non-license assets of the station, SBG has provided guarantees to the bank for the licensee's acquisition financing. The terms of the agreements vary but generally have initial terms of over five years with several optional renewal terms. Based on the terms of the agreements and the significance of SBG's investment in the stations, SBG is the primary beneficiary when, subject to the ultimate control of the licensees, SBG has the power to direct the activities which significantly impact the economic performance of the VIE through the services SBG provides and SBG absorbs losses and returns that would be considered significant to the VIEs. The fees paid between SBG and the licensees pursuant to these arrangements are eliminated in consolidation. During the year ended December 31, 2025, SBG exercised certain purchase options and acquired the license assets of the licensee.

The carrying amounts and classification of the assets and liabilities of the VIEs mentioned above which have been included in SBG's consolidated balance sheets as of December 31, 2025 and 2024 were as follows (in millions):

	2025	2024
ASSETS		
Current assets:		
Accounts receivable, net	$ 5	$ 18
Other current assets	2	3
Total current asset	7	21
Property and equipment, net	5	8
Goodwill and indefinite-lived intangible assets	13	15
Definite-lived intangible assets, net	5	26
Total assets	$ 30	$ 70
LIABILITIES		
Current liabilities:		
Total current liabilities	$ 6	$ 13
Long-term liabilities:		
Notes payable, finance leases, and commercial bank financing, less current portion	4	5
Other long-term liabilities	3	3
Total liabilities	$ 13	$ 21

The amounts above represent the combined assets and liabilities of the VIEs described above, for which we are the primary beneficiary. Total liabilities associated with certain outsourcing agreements and purchase options with certain VIEs, which are excluded from above, were $116 million and $128 million as of December 31, 2025 and 2024, respectively, as these amounts are eliminated in consolidation. The assets of each of these consolidated VIEs can only be used to settle the obligations of the VIE. As of December 31, 2025, all of the liabilities are non-recourse to us except for the debt of certain VIEs. See *Debt of Variable Interest Entities and Guarantees of Third-Party Obligations* under *Note 6. Notes Payable and Commercial Bank Financing* for further discussion. The risk and reward characteristics of the VIEs are similar.

Other VIEs

Prior to the Reorganization, SBG had several investments in entities which are considered VIEs. However, SBG did not participate in the management of these entities, including the day-to-day operating decisions or other decisions which would allow SBG to control the entity, and therefore, SBG was not considered the primary beneficiary of these VIEs. SBG's investments in these VIEs for which SBG was not the primary beneficiary were transferred to Ventures as part of the Reorganization.

The income and loss related to equity method investments and other equity investments are recorded in income from equity method investments and other income (expense), net, respectively, in SBG's consolidated statements of operations. SBG recorded a gain of $37 million for the year ended December 31, 2023 related to these investments.

SINCLAIR BROADCAST GROUP, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.   RELATED PERSON TRANSACTIONS:

Transactions With SBG's Indirect Controlling Shareholders

David, Frederick, J. Duncan, and Robert Smith (collectively, the "Sinclair controlling shareholders") are brothers and hold substantially all of the Sinclair Class B Common Stock and some of the Sinclair Class A Common Stock. SBG engaged in the following transactions with them and/or entities in which they have substantial interests:

Leases. Certain assets used by SBG and SBG's operating subsidiaries are leased from entities owned by the Sinclair controlling shareholders. Lease payments made to these entities were $6 million for each of the years ended December 31, 2025, 2024 and 2023.

Finance leases payable related to the aforementioned relationships were $9 million, net of $1 million interest, and $12 million, net of $2 million interest, as of December 31, 2025 and 2024, respectively. The finance leases mature in periods through 2030. For further information on finance leases to affiliates, see *Note 6. Notes Payable and Commercial Bank Financing*.

Charter Aircraft. SBG leases aircraft owned by certain controlling shareholders. For all leases, we incurred aggregate expenses of $0.2 million, $0.1 million, and $0.2 million for the years ended December 31, 2025, 2024, and 2023, respectively.

The Baltimore Sun. David Smith is the majority shareholder of The Baltimore Sun. SBG has entered into agreements with The Baltimore Sun to provide independent contractor services, sales representation, news resource sharing, and content sharing. In relation to these agreements, SBG recorded revenue of $0.5 million and $0.1 million for the years ended December 31, 2025 and 2024, respectively.

Atlantic Automotive Corporation. SBG sells advertising time to Atlantic Automotive Corporation ("Atlantic Automotive"), a holding company that owns automobile dealerships and an automobile leasing company. David Smith has a controlling interest in, and is a member of the board of directors of, Atlantic Automotive. SBG received payments for advertising totaling $0.1 million for the year ended December 31, 2025 and less than $0.1 million for each of the years ended December 31, 2024 and 2023.

Cunningham Broadcasting Corporation

Cunningham owns a portfolio of television stations, including: WNUV-TV Baltimore, Maryland; WRGT-TV Dayton, Ohio; WVAH-TV Charleston, West Virginia; WMYA-TV Anderson, South Carolina; WTTE-TV Columbus, Ohio; WDBB-TV Birmingham, Alabama; WBSF-TV Flint, Michigan; WGTU-TV/WGTQ-TV Traverse City/Cadillac, Michigan; WEMT-TV Tri-Cities, Tennessee; WYDO-TV Greenville, North Carolina; KBVU-TV/KCVU-TV Eureka/Chico-Redding, California; WPFO-TV Portland, Maine; KRNV-DT/KENV-DT Reno, Nevada/Salt Lake City, Utah; and KTXD-TV in Dallas, Texas (collectively, the Cunningham Stations). Certain of SBG's stations provide services to these Cunningham Stations pursuant to LMAs or JSAs and SSAs. See *Note 11. Variable Interest Entities*, for further discussion of the scope of services provided under these types of arrangements.

All of the non-voting stock of the Cunningham Stations is owned by trusts for the benefit of the children of the Sinclair controlling shareholders. SBG consolidates certain subsidiaries of Cunningham with which SBG has variable interests through various arrangements related to the Cunningham Stations.

The services provided to WNUV-TV, WMYA-TV, WTTE-TV, WRGT-TV and WVAH-TV are governed by a master agreement which has a current term that expires on July 1, 2028 and there is one additional 5-year renewal terms remaining with final expiration on July 1, 2033. SBG also executed purchase agreements to acquire the license related assets of these stations from Cunningham, which grant SBG the right to acquire, and grant Cunningham the right to require SBG to acquire, subject to applicable FCC rules and regulations, 100% of the capital stock or the assets of these individual subsidiaries of Cunningham. Pursuant to the terms of this agreement SBG is obligated to pay Cunningham an annual fee for the television stations equal to the greater of (i) 3% of each station's annual net broadcast revenue or (ii) $6 million. The aggregate purchase price of these television stations increases by 6% annually. A portion of the fee is required to be applied to the purchase price to the extent of the 6% increase. The cumulative prepayments made under these purchase agreements were $73 million and $69 million as of December 31, 2025 and 2024, respectively. The remaining aggregate purchase price of these stations, net of prepayments, was $54 million for both the years ended December 31, 2025 and 2024. Additionally, SBG provides services to WDBB-TV pursuant to an LMA, which expires April 22, 2030, and have a purchase option to acquire for $0.2 million. SBG paid Cunningham, under these agreements, $12 million for each of the years ended December 31, 2025, 2024, and 2023.

The agreements with KBVU-TV/KCVU-TV, KRNV-DT/KENV-DT, WBSF-TV, WDBB-TV, WEMT-TV, WGTU-TV/WGTQ-TV, WPFO-TV, and WYDO-TV expire between December 2028 and August 2033, and certain stations have renewal provisions for successive eight-year periods.

SINCLAIR BROADCAST GROUP, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As SBG consolidates the licensees as VIEs, the amounts SBG earns or pays under the arrangements are eliminated in consolidation and the gross revenue of the stations are reported in SBG's consolidated statements of operations. SBG's consolidated revenue includes $128 million, $155 million, and $140 million for the years ended December 31, 2025, 2024, and 2023, respectively, related to the Cunningham Stations.

SBG has an agreement with Cunningham to provide master control equipment and provide master control services to a station in Johnstown, PA, with which Cunningham has an LMA, that is operating on a month-to-month term until either party provides notice of termination. Under the agreement, Cunningham paid SBG an initial fee of $1 million and pays SBG $0.3 million annually for master control services plus the cost to maintain and repair the equipment. In addition, SBG has an agreement with Cunningham to provide a news share service with the Johnstown, PA station for an annual fee of $0.6 million which increases by 2% on each anniversary and which expires in November 2028.

SBG has multi-cast agreements with Cunningham Stations in the Eureka/Chico-Redding, California; Tri-Cities, Tennessee; Anderson, South Carolina; Baltimore, Maryland; Portland, Maine; Charleston, West Virginia; Dallas, Texas; and Greenville, North Carolina markets. In exchange for carriage of these networks in their markets, SBG paid $1 million for the year ended December 31, 2025 and $2 million for each of the years ended December 31, 2024 and 2023 under these agreements.

Leased Property by Real Estate Ventures

Prior to September 2024, certain of SBG's real estate ventures entered into leases with entities owned by members of the Smith Family. Total rent received under these leases was $1 million for each of the years ended December 31, 2024 and 2023.

WG Communications Group

The wife of Robert Weisbord, our Chief Operating Officer and President of Local Media, has an ownership interest in WG Communications Group ("WGC"). SBG received revenue from advertisers represented by WGC of $0.3 million for each of the years ended December 31, 2025, 2024, and 2023 and made payments to WGC of less than $0.1 million, $0.1 million, and less than $0.1 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Sinclair, Inc.

Subsequent to the Reorganization, Sinclair is the sole member of SBG. See *Company Reorganization* within *Note 1. Nature of Operations and Summary of Significant Accounting Policies* for further discussion.

SBG recorded revenue of $10 million for each of the years ended December 31, 2025 and 2024 and $5 million for the year ended December 31, 2023 within the local media segment related to sales services provided by SBG to Sinclair, and certain of its direct and indirect subsidiaries.

SBG recorded expenses of $22 million, $14 million, and $6 million for the years ended December 31, 2025, 2024, and 2023, respectively, within the local media segment related to digital advertising services provided by Sinclair, and certain of its direct and indirect subsidiaries, to SBG.

SBG made net cash distributions of $170 million, $72 million, and $482 million to Sinclair, and certain of its direct and indirect subsidiaries, for the years ended December 31, 2025, 2024, and 2023, respectively.

As of December 31, 2025, SBG had a receivable from Sinclair, and certain of its direct and indirect subsidiaries, of $1 million, included within prepaid expenses and other current assets in SBG's consolidated balance sheets. As of December 31, 2024, SBG had a payable to Sinclair, and certain of its direct and indirect subsidiaries, of $3 million, included within other current liabilities in SBG's consolidated balance sheets.

SINCLAIR BROADCAST GROUP, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Diamond Sports Intermediate Holdings LLC

Up until DSG's emergence from bankruptcy on January 2, 2025, SBG accounted for its equity interest in Diamond Sports Intermediate Holdings LLC ("DSIH") as an equity method investment, however SBG no longer holds an equity interest in DSIH subsequent to DSG's emergence.

Management Services Agreement. SBG had a management services agreement with DSG, a wholly-owned subsidiary of DSIH, in which SBG provided DSG with affiliate sales and marketing services and general and administrative services. Pursuant to this agreement, the local media segment recorded $60 million and $49 million of revenue for the years ended December 31, 2024 and 2023, respectively.

Note receivable. SBG was a party to an accounts receivable securitization facility held by Diamond Sports Finance SPV, LLC ("DSPV"), an indirect wholly-owned subsidiary of DSIH. The facility was terminated on March 14, 2024. For the year ended December 31, 2023, SBG received payments totaling $203 million related to the note receivable associated with the facility, including $199 million from DSPV on May 10, 2023, representing the aggregate outstanding principal amount of the loans under the facility, accrued interest, and outstanding fees and expenses.

SBG recorded revenue of $3 million and $11 million for the years ended December 31, 2024 and 2023, respectively, within the local media segment related to certain other transactions between DSIH and SBG.

Employees

Jason Smith, Executive Vice Chairman of SBG, is the son of Frederick Smith, who is a Vice President of SBG and a member of SBG's Board of Managers. Jason Smith received total compensation of $1 million, consisting of salary and bonus, for each of the years ended December 31, 2025, 2024, and 2023 and was granted 159,607 and 37,566 shares of restricted stock, vesting over two years, for the years ended December 31, 2025 and 2024, respectively, and 500,000 stock appreciation rights, vesting over two years, for the year ended December 31, 2024.

Ethan White, an employee of SBG, is the son-in-law of J. Duncan Smith, who is a Vice President of SBG and a member of SBG's Board of Managers. Ethan White received total compensation of $0.2 million for each of the years ended December 31, 2025, 2024, and 2023, consisting of salary and bonus, and was granted 3,244, 1,503, and 1,252 shares of restricted stock, vesting over two years, for the years ended December 31, 2025, 2024, and 2023 respectively.

Ryan McCoy, an employee of SBG, is the son-in-law of J. Duncan Smith. Ryan McCoy received total compensation of $0.1 million for each of the years ended December 31, 2025, 2024, and 2023, consisting of salary.

Amberly Thompson, an employee of the Company, is the daughter of Donald Thompson, who is an Executive Vice President and Chief Human Resources Officer of SBG. Amberly Thompson received total compensation of $0.2 million for each of the years ended December 31, 2025, 2024, and 2023, consisting of salary and bonus, and was granted 285 shares of restricted stock, vesting over two years, for the year ended December 31, 2025.

Frederick Smith is the brother of David Smith, Executive Chairman of SBG and a member of SBG's Board of Managers, and J. Duncan Smith. Frederick Smith received total compensation of $1 million for each of the years ended December 31, 2025, 2024, and 2023, consisting of salary, bonus, and earnings related to Frederick Smith's participation in SBG's deferred compensation plan.

J. Duncan Smith is the brother of David Smith, Frederick Smith, and Robert Smith. J. Duncan Smith received total compensation of $1 million for each of the years ended December 31, 2025, 2024, and 2023, consisting of salary and bonus.

SINCLAIR BROADCAST GROUP, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.   SEGMENT DATA:

For the year ended December 31, 2025, SBG had one reportable segment: local media. SBG's local media segment includes SBG's television stations, original networks and content and provides these through free over-the-air programming to television viewing audiences for stations in markets located throughout the continental United States, as well as distributes the content of these stations to MVPDs for distribution to their customers in exchange for contractual fees. Other and corporate are not reportable segments but are included for reconciliation purposes. Prior to the Reorganization, other primarily consisted of tennis, non-broadcast digital and internet solutions, technical services, and non-media investments. Corporate costs primarily include SBG's costs to operate the parent company of its subsidiaries.

All of SBG's businesses and operations are located within the United States. SBG defines segment on the basis of the way in which internally reported financial information is reviewed by SBG's chief operating decision maker ("CODM"). SBG's chief executive officer is the CODM of the organization. The CODM meets regularly with the segment manager to review performance, significant initiatives, opportunities, and key operating processes. The CODM measures segment performance based on operating income (loss) and considers budget-to-actual and forecast-to-actual variances on a quarterly basis for making decisions on SBG's strategy and allocation of resources.

Segment financial information reviewed by the CODM is included in the following tables for the years ended December 31, 2025, 2024, and 2023 (in millions):

As of December 31, 2025	Local media		Corporate		Consolidated	
Goodwill	$	2,004	$	—	$	2,004
Assets		4,592		71		4,663

As of December 31, 2024	Local media		Corporate		Consolidated	
Goodwill	$	2,016	$	—	$	2,016
Assets		4,624		65		4,689

For the year ended December 31, 2025	Local media		Corporate		Consolidated	
Revenue	$	2,774	$	—	$	2,774
Media programming and production expenses		1,526		—		1,526
Media selling, general and administrative expenses		666		—		666
Depreciation of property and equipment and amortization of definite-lived intangible assets and other assets		227		—		227
Amortization of program costs		74		—		74
Corporate general and administrative expenses		118		—		118
(Gain) loss on asset dispositions and other, net		(24)		16		(8)
Other segment items (a)		8		—		8
Operating income (loss)	$	179	$	(16)	$	163
Interest expense including amortization of debt discount and deferred financing costs	$	395	$	—	$	395
Gain on extinguishment of debt		6		—		6
Other income, net		8		—		8
Loss before income taxes					$	(218)
Capital expenditures	$	73	$	—	$	73

SINCLAIR BROADCAST GROUP, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2024	Local media		Corporate		Consolidated
Revenue	$	3,254	$	—	$ 3,254
Media programming and production expenses		1,536		—	1,536
Media selling, general and administrative expenses		742		—	742
Depreciation of property and equipment and amortization of definite-lived intangible assets and other assets		231		—	231
Amortization of program costs		74		—	74
Corporate general and administrative expenses		117		6	123
Gain on asset dispositions and other, net		(18)		—	(18)
Other segment items (a)		8		—	8
Operating income (loss)	$	564	$	(6)	$ 558
Interest expense including amortization of debt discount and deferred financing costs	$	304	$	—	$ 304
Gain on extinguishment of debt		1		—	1
Other income, net		40		—	40
Income before income taxes					$ 295
Capital expenditures	$	80	$	—	$ 80

For the year ended December 31, 2023	Local media		Other & Corporate		Eliminations		Consolidated
Revenue	$	2,866	$	119	$ (7) (b)	$	2,978
Media programming and production expenses		1,488		59	(4)		1,543
Media selling, general and administrative expenses		694		27	(2)		719
Depreciation of property and equipment and amortization of definite-lived intangible assets and other assets		243		10	(1)		252
Amortization of program costs		80		—	—		80
Corporate general and administrative expenses		134		520	—		654
Loss on deconsolidation of subsidiary		—		10	—		10
(Gain) loss on asset dispositions and other, net		(14)		12	—		(2)
Other segment items (a)		14		10	—		24
Operating income (loss)	$	227	$	(529)	$ —	$	(302)
Interest expense including amortization of debt discount and deferred financing costs	$	305	$	—	$ —	$	305
Income from equity method investments		—		31	—		31
Gain on extinguishment of debt		15		—	—		15
Other income (expense), net		33		(76)	—		(43)
Loss before income taxes						$	(604)
Capital expenditures	$	86	$	4	$ —	$	90

(a) Other segment items relate primarily to non-media expenses.

(b) Includes $3 million for the year ended December 31, 2023 of revenue for services provided by local media to other, which is eliminated in consolidation.

SINCLAIR BROADCAST GROUP, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. FAIR VALUE MEASUREMENTS:

Accounting guidance provides for valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). A fair value hierarchy using three broad levels prioritizes the inputs to valuation techniques used to measure fair value. The following is a brief description of those three levels:

- *Level 1:* Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.
- *Level 2:* Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
- *Level 3:* Unobservable inputs that reflect the reporting entity's own assumptions.

The following table sets forth the face value and fair value of our financial assets and liabilities as of December 31, 2025 and 2024 (in millions):

	2025		2024	
	Face Value	Fair Value	Face Value	Fair Value
Level 1:				
Money market funds	N/A $	352	N/A $	253
Level 2:				
Interest rate swap (a)	N/A $	—	N/A $	1
STG (b):				
9.750% Second Lien Senior Secured Notes due 2033 (c)	$ 432	$ 474	$ —	$ —
8.125% First-Out First Lien Secured Notes due 2033 (c)	$ 1,430	$ 1,496	$ —	$ —
5.500% Senior Notes due 2030	$ 485	$ 440	$ 485	$ 328
5.125% Senior Notes due 2027 (c)	$ —	$ —	$ 274	$ 249
4.375% Second-Out First Lien Secured Notes due 2032 (c)	$ 238	$ 189	$ —	$ —
4.125% Senior Secured Notes due 2030 (c)	$ —	$ —	$ 737	$ 546
4.125% Unsecured Notes due 2030 (c)	$ 4	$ 3	$ —	$ —
Term Loan B-2, due September 30, 2026 (c)	$ —	$ —	$ 1,175	$ 1,160
Term Loan B-3, due April 1, 2028 (c)	$ 3	$ 2	$ 714	$ 575
Term Loan B-4, due April 21, 2029 (c)	$ —	$ —	$ 731	$ 589
Term Loan B-6, due December 31, 2029 (c)	$ 706	$ 642	$ —	$ —
Term Loan B-7, due December 31, 2030 (c)	$ 726	$ 653	$ —	$ —
A/R Facility	$ 375	$ 375	$ —	$ —
Debt of variable interest entities (b)	$ 6	$ 6	$ 7	$ 7

N/A - Not applicable

(a) The fair value of the interest rate swap was a liability as of December 31, 2025 and an asset as of December 31, 2024. See *Hedge Accounting* within *Note 1. Nature of Operations and Summary of Significant Accounting Policies* and *Interest Rate Swap* within *Note 6. Notes Payable and Commercial Bank Financing*.

(b) Amounts are carried in SBG's consolidated balance sheets net of debt discount and deferred financing costs, which are excluded in the above table, of $55 million and $36 million as of December 31, 2025 and 2024, respectively.

(c) STG completed a series of financing transactions, including a new money financing and debt recapitalization, during the year ended December 31, 2025. In April 2025 and October 2025, STG repurchased $81 million and the remaining $89 million, respectively, aggregate principal amount of the 5.125% Senior Notes due 2027. For further information, see *Note 6. Notes Payable and Commercial Bank Financing*.

(d) On November 6, 2025, STG and one of its subsidiaries entered into a three-year, up to $375 million A/R Facility with Wells Fargo Bank, N.A., as administrative agent, which matures on November 6, 2028. For further information, see *Note 6. Notes Payable and Commercial Bank Financing*.

SINCLAIR, INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sinclair, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Sinclair, Inc and its subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive (loss) income, and of cash flows for each of the three years in the period ended December 31, 2025, of equity for each of the years ended December 31, 2025, and 2024, and of equity and redeemable noncontrolling interests for the year ended December 31, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the Report of Management on Internal Control over Financial Reporting appearing under *Controls and Procedures*. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

SINCLAIR, INC.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – Local Media Segment Advertising Revenue

As discussed in Note 1 to the consolidated financial statements, the Company recorded advertising revenue of $1,156 million relating to the local media segment for the year ended December 31, 2025. Advertising revenue is generated primarily from the sale of advertising spots/impressions. Advertising revenue is recognized in the period in which the advertising spots/impressions are delivered.

The principal consideration for our determination that performing procedures relating to the local media segment advertising revenue is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to revenue recognition for advertising revenue, including controls over the recording of advertising revenue in the period in which the advertising spots/impressions are delivered. These procedures also included, among others, evaluating revenue recognition for a sample of advertising transactions by obtaining taped recordings denoting the as-aired advertisements and comparing those ads to the insertion orders and invoices generated and cash received against revenue transactions recorded in the consolidated financial statements.

PricewaterhouseCoopers LLP

Baltimore, Maryland
February 27, 2026

We have served as the Company's auditor since 2009.

SINCLAIR BROADCAST GROUP, LLC

Report of Independent Registered Public Accounting Firm

To the Board of Managers of Sinclair Broadcast Group, LLC and to the Board of Directors of Sinclair, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Sinclair Broadcast Group, LLC and its subsidiaries (the "Company") as of December 31, 2025 and 2024, the consolidated statements of operations, of comprehensive (loss) income, and of cash flows for each of the three years in the period ended December 31, 2025, of member's deficit for each of the years ended December 31, 2025, and 2024, and of equity (deficit) and redeemable noncontrolling interests for the year ended December 31, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the Report of Management on Internal Control over Financial Reporting appearing under *Controls and Procedures*. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

SINCLAIR BROADCAST GROUP, LLC

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – Local Media Segment Advertising Revenue

As discussed in Note 1 to the consolidated financial statements, the Company recorded advertising revenue of $1,156 million relating to the local media segment for the year ended December 31, 2025. Advertising revenue is generated primarily from the sale of advertising spots/impressions. Advertising revenue is recognized in the period in which the advertising spots/impressions are delivered.

The principal consideration for our determination that performing procedures relating to the local media segment advertising revenue is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to revenue recognition for advertising revenue, including controls over the recording of advertising revenue in the period in which the advertising spots/impressions are delivered. These procedures also included, among others, evaluating revenue recognition for a sample of advertising transactions by obtaining taped recordings denoting the as-aired advertisements and comparing those ads to the insertion orders and invoices generated and cash received against revenue transactions recorded in the consolidated financial statements.

PricewaterhouseCoopers LLP

Baltimore, Maryland
February 27, 2026

We have served as the Company's auditor since 2009.

Board of Directors

David D. Smith
Chairman of the Board,
Executive Chairman
Sinclair, Inc.

Frederick G. Smith
Vice President
Sinclair, Inc.

J. Duncan Smith
Secretary,
Vice President
Sinclair, Inc.

Robert E. Smith
Founder
Stages Music Arts

Laurie R. Beyer
Managing Director
Kohler HealthCare Consulting, Inc.

Benjamin S. Carson, Sr.
Chairman & Founder, American
Cornerstone Institute
17th Secretary of the United States
Department of Housing and Urban
Development
Emeritus Professor of Neurosurgery,
Johns Hopkins Medicine

Howard E. Friedman
Founding Partner
Lanx Management, LLC

Daniel C. Keith
President and Founder
Cavanaugh Group, Inc.

Benson E. Legg
Retired Chief Judge
United States District Court for the
District of Maryland

Corporate Officers

David D. Smith
Executive Chairman

Jason R. Smith
Executive Vice Chairman

Christopher S. Ripley
President & Chief Executive Officer

Robert D. Weisbord
Chief Operating Officer and President,
Local Media

Narinder K. Sahai
Executive Vice President, Chief Financial Officer

David B. Gibber
Executive Vice President, Chief Legal Officer

Annual Meeting

The Annual Meeting of stockholders will be held
at Sinclair, Inc.'s corporate offices,
10706 Beaver Dam Road
Hunt Valley, MD 21030
Thursday, June 4, 2026 at 10:00am.

Independent Registered Public Accounting Firm

PricewaterhouseCoopers, LLP
100 East Pratt Street, Suite 2600
Baltimore, MD 21202-1096

Transfer Agent & Registrar

Questions regarding stock certificates,
change of address, or other stock transfer
account matters may be directed to:

Equiniti Trust Company, LLC
Operations Center
55 Challenger Road, Floor 2
Ridgefield Park, NJ 07660
Toll Free: 1-800-937-5449
Email: helpAST@equiniti.com
Website: equiniti.com/us/ast-access/
individuals/

Form 10-K, Annual Report

A copy of the Company's 2025 Form 10-K,
as filed with the Securities and Exchange
Commission, is available, at no charge, on
the Company's website www.sbgi.net or
upon written request to:
Chris King, VP Investor Relations
Sinclair, Inc.
10706 Beaver Dam Road
Hunt Valley, MD 21030
410-568-1500

Common Stock

The Company's Class A Common Stock
trades on the Nasdaq Global Select
Market tier of the NasdaqSM Stock Market
under the symbol SBGI.